UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2020

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY BUSINESS REPORT

(From January 1, 2020 to September 30, 2020)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1.    Company Overview

The Company’s quarterly business report for the nine months ended September 30, 2020 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2019 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	265,725	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	109,699	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	67,327
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and Internet protocol TV (“IPTV”) services	4,447,549	Material
Tbroad Nowon Broadcasting Co., Ltd.	June 15, 2001	Cable broadcasting services	10,421
Home & Service Co., Ltd.	June 5, 2017	Information and telecommunication network maintenance	113,176	Material
SK stoa Co., Ltd.	Dec. 1, 2017	Data broadcasting and commercial retail platform services	70,754
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	151,493	Material
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	439,947	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	80,844	Material
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	66,932
SK O&S Co., Ltd. (formerly known as Network O&S Co., Ltd.)	Jul. 1, 2010	Network maintenance services	96,446	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	595,838	Material
Dreamus Company (formerly known as Iriver Ltd.)	Jul. 12, 2000	Audio device manufacturing	171,586	Material
Iriver Enterprise Ltd.	Jan. 14, 2004	Management of Chinese subsidiary	1,689
Iriver China Co., Ltd.	Jun. 24, 2004	Electronic device manufacturing	2,185
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	0
Life Design Company Inc. (formerly known as S.M. Life Design Company Japan Inc.)	June 25, 2008	Japanese merchandise business	8,681
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	47,572
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	25,610
SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	56,451
SK Planet Global Holdings Pte. Ltd.	Aug. 10, 2012	Investment (holding company)	415

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2019 (millions of Won)	Material Subsidiary*
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	30,704
SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	48,344
YTK Investment Ltd.	Jul. 1, 2010	Investment	3,424
Atlas Investment	Jun. 24, 2011	Investment	116,576	Material
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	47,879
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	19,896
Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	236,329	Material
SK telecom Japan Inc.	Mar. 1, 2018	Information collection and management consulting services	10,730
id Quantique Ltd.	Oct. 29, 2001	QRNG technology development	38,303
Eleven Street Co., Ltd.	Sept. 1, 2018	E-commerce and Internet-related services	923,424	Material
Quantum Innovation Fund I	Dec. 3, 2018	Investment	8,000
Life & Security Holdings Co., Ltd.	Mar. 21, 2014	Holding company	2,639,781	Material
ADT CAPS Co., Ltd.	Jan. 22, 1971	Unmanned security services	706,808	Material
CAPSTEC Co., Ltd.	Jan. 1, 2005	Manned security services	29,569
SK Infosec Co., Ltd.	Jun. 26, 2000	Information security services	158,424	Material
Id Quantique LLC	Jul. 27, 2018	Quantum information and communications services	1,177
FSK L&S Co., Ltd.	Oct. 20, 2016	Logistics consulting services	47,550
FSK L&S (Shanghai) Co., Ltd.	Jul. 29, 2010	International cargo transportation agent	23,454
FSK L&S Vietnam Company Limited	May 5, 2020	International cargo transportation agent	0
FSK L&S (Hungary) Co., Ltd.	Sept. 13, 2019	International cargo transportation agent	532
SK Telecom TMT Investment Corp.	Jan. 4, 2019	Investment	33,482
Panasia Semiconductor Materials LLC	May 12, 2020	Trust services and joint investment	0
Incross Co., Ltd.	Aug. 13, 2007	Advertising agency services	144,263	Material
Infra Communications Co., Ltd.	Aug. 1, 2017	Operation of mobile services	1,569
Happy Hanool Co., Ltd.	Aug. 8, 2019	Services	800
SKinfosec Information Technology (wuxi) Co., Ltd.	Aug. 21, 2019	System software development and supply services	453
Mindknock Co., Ltd.	Jan. 23, 2018	Software development services	458

*	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.

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Changes in subsidiaries during the nine months ended September 30, 2020 are set forth below.

Change	Name	Remarks
Additions	Tbroad Nowon Broadcasting Co., Ltd.	Newly acquired by SK Telecom
	FSK L&S Vietnam Company Limited	Newly established by FSK L&S Co., Ltd.
	Panasia Semiconductor Materials LLC	Newly established by Quantum Innovation Fund I
Exclusions	ADT SECURITY Co., Ltd.	Merged into ADT CAPS Co., Ltd.
	SK TELINK VIETNAM Co., Ltd.	Disposed

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers. In particular, in order to expedite its customers’ realization of the benefits of 5G services, the Company is pursuing efficient coverage expansion through the establishment of “5G Clusters” focused on services, key commercial districts and business-to-business (“B2B”).

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, including its 5G network, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

The Company plans to further utilize its big data analysis capabilities to seek momentum for growth in new business areas.

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(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008. In April 2019, SK Broadband decided to launch an integrated over-the-top (“OTT”) platform “wavve,” combining its OTT service “oksusu” with POOQ, an OTT service alliance of Korea’s three terrestrial broadcasters. SK Broadband is focusing on strengthening the competitiveness of the combined OTT service through an increased investment in content and thereby developing it into a key service in the 5G era. In addition, SK Broadband’s merger with Tbroad Co., Ltd. (“Tbroad”) obtained all requisite regulatory approvals in January 2020, and the merger became effective as of April 30, 2020.

(3)	Security business

In the field of security business, the Company has completed its converged security business portfolio ranging from physical security to information security through the acquisitions of new material subsidiaries ADT CAPS Co., Ltd. (“ADT CAPS”) and SK Infosec Co., Ltd. (“SK Infosec”). Due to a growing number of single-person households and increasing awareness for crime prevention, the security industry has been growing steadily in recent years. New markets for physical security have also been developing as a result of integrating cutting-edge ICT, such as big data, Internet of Things (“IoT”) and AI, and bio-recognition technologies. The domestic market size of the physical security industry expanded from Won 3.6 trillion in 2012 to Won 5.5 trillion in 2017 (at an average annual growth rate of 8.7%), and is expected to grow to Won 7.9 trillion (at an average annual growth rate of 7.5%) in 2022. The Company plans to expand its security business into one of its major business areas by leveraging such industry growth and synergies with its other ICT-based businesses.

(4)	Commerce business

The Company is a leading player in the Korean e-commerce industry through its material subsidiary Eleven Street Co., Ltd. (“Eleven Street”), which operates an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms. In addition, the Company continues to evolve into a commerce portal by providing differentiated shopping-related services covering shopping information, product search and purchases, relying on the strength of the Company’s core principles of innovation supported by its advanced technological capabilities, including artificial intelligence (“AI”)-based commerce search technology and customized recommendations based on big data analysis.

See “II.1. Business Overview” for more information.

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E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 5, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 6, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 10, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 11, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 16, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 29, 2018	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 31, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 4, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 18, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 4, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 7, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 8, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 26, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 16, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 18, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 22, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
September 28, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating

*

Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*	Rating definition: “AA” - The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 10, 2018	CP	A1	Korea Investors Service, Inc.	Current rating
April 10, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 11, 2018	CP	A1	Korea Ratings	Current rating
April 11, 2018	Short-term bond	A1	Korea Ratings	Current rating
April 16, 2018	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 16, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating

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Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
August 31, 2018	CP	A1	Korea Ratings	Regular rating
August 31, 2018	CP	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
August 31, 2018	Short-term bond	A1	Korea Ratings	Regular rating
August 31, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
May 31, 2019	CP	A1	Korea Ratings	Current rating
May 31, 2019	Short-term bond	A1	Korea Ratings	Current rating
June 4, 2019	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 4, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 18, 2019	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
October 4, 2019	CP	A1	Korea Ratings	Regular rating
October 4, 2019	Short-term bond	A1	Korea Ratings	Regular rating
October 7, 2019	CP	A1	Korea Investors Service, Inc.	Regular rating
October 7, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 8, 2019	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 8, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
June 16, 2020	CP	A1	Korea Ratings	Current rating
June 16, 2020	Short-term bond	A1	Korea Ratings	Current rating
June 18, 2020	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2020	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 22, 2020	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 22, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
September 28, 2020	CP	A1	NICE Investors Service Co., Ltd.	Current rating
September 28, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
September 29, 2020	CP	A1	Korea Ratings	Current rating
September 29, 2020	Short-term bond	A1	Korea Ratings	Current rating
September 29, 2020	CP	A1	Korea Investors Service, Inc.	Current rating
September 29, 2020	Short-term bond	A1	Korea Investors Service Co., Ltd.	Current rating

*

Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

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(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
October 23, 2017	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
April 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Current rating
April 9, 2018	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Current rating
May 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
May 10, 2018	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 15, 2018	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
March 6, 2019	Bonds denominated in foreign currency	A- (Negative)	S&P Global Ratings	Regular rating
May 30, 2019	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 14, 2019	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
June 11, 2020	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 6, 2020	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2.    Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

October 2011: Spin-off of SK Planet Co., Ltd. (“SK Planet”)

June 2015: Comprehensive exchange of shares of SK Broadband

April 2016: Spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet

December 2017: Comprehensive exchange of shares of SK Telink Co., Ltd. (“SK Telink”)

December 2018: Comprehensive exchange of shares of SK Infosec

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

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•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors (the “Board of Directors”). At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director. At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was elected as an inside director and Youngmin Yoon was elected as an independent director and member of the audit committee of the Board of Directors. At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was elected as an independent director and member of the audit committee of the Board of Directors. At the 36th General Meeting of Shareholders held on March 26, 2020, Jung Ho Park was re-elected as an inside director, Dae Sik Cho was re-elected as a non-executive director, Jung Ho Ahn was re-elected as an independent director and member of the audit committee of the Board of Directors, Yong-Hak Kim was newly elected as an independent director and member of the audit committee and Junmo Kim was newly elected as an independent director.

C.	Change in Company Name

On January 2, 2017, SK M&Service Co., Ltd. (“SK M&Service”), one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

On October 23, 2018, Life & Security Holdings Co., Ltd. (“Life & Security Holdings”), one of the Company’s subsidiaries, changed its name to Life & Security Holdings Co., Ltd., from Siren Holdings Korea Co., Ltd., in accordance with a resolution at its extraordinary meeting of shareholders.

On March 28, 2019, Iriver Ltd., one of the Company’s subsidiaries, changed its name to Dreamus Company in accordance with a resolution at its general meeting of shareholders.

On April 17, 2019, Network O&S Co., Ltd., one of the Company’s subsidiaries, changed its name to SK O&S Co., Ltd. pursuant to a resolution at its extraordinary meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1) Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX Co., Ltd. (“SK TechX”) and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of September 30, 2020, the Company had a 52.1% interest in Onestore.

(2) Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

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(3) Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Board of Directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%.

(4) Capital contribution of shares of NSOK Co., Ltd. (“NSOK”) for new shares of SK Telink

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(5) Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of September 30, 2020.

(6) Exchange of shares of SK Communications Co., Ltd. (“SK Communications”)

On November 24, 2016, the Board of Directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(7) Acquisition of shares of Iriver

The Company acquired 4,699,248 shares of Iriver at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver following the acquisition is 45.9%. See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver for more information.

*	Iriver changed its name to “Dreamus Company” pursuant to a resolution at its general meeting of shareholders on March 28, 2019.

(8) Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(9) Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

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(10) Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Holdings Co., Ltd. (“SK Holdings”) to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

(11) Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top mobile network operator (“MNO”) through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

(12) Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owns ADT CAPS, in order to strengthen its security business and expand its residential customer base. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

*

Siren Investments Korea Co., Ltd. merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. (“CAPSTEC”) and ADT SECURITY Co., Ltd. (“ADT SECURITY”), which were subsidiaries of ADT CAPS, became subsidiaries of SHK.

*	SHK changed its name to Life & Security Holdings Co., Ltd. in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018.

(13) Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

(14) Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of the Board of Directors to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

(15) Acquisition of shares of SK stoa Co., Ltd. (“SK Stoa”)

On April 25, 2019, the Board of Directors resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other ICT businesses of the Company. On January 3, 2020, the Company acquired 3,631,355 shares of SK Stoa after obtaining governmental approvals.

(16) Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad. The Company acquired a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. See the report on “Amendment Regarding Decision on Acquisition of Tbroad Nowon” filed by the Company on January 28, 2020 for more information.

11

(17) Disposal of shares of SMC and Shopkick

On June 11, 2019, SKP America, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(18) Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

(19) Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

The Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

(20) Acquisition of newly-issued shares of Kakao Corp. (“Kakao”)

In order to pursue a strategic alliance with Kakao, the Company acquired newly-issued common shares of Kakao in the aggregate amount of approximately Won 300 billion through third-party allotment. Kakao acquired treasury shares of the Company. See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

[SK Broadband]

(1) Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home & Service Co., Ltd. (“Home & Service”), a subsidiary responsible for the management of customer service operations. Home & Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion and the Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017.

(2) Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion, with SK Broadband holding a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018.

12

(3) Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS. The transaction was completed on September 18, 2019.

(4) Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom. On December 30, 2019, the Ministry of Science and ICT (“MSIT”) approved the change in the largest capital contributor, and the transaction was completed on January 3, 2020.

(5) Merger of Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”) with and into SK Broadband (the “Tbroad Merger”)

On April 26, 2019, SK Broadband’s board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC will merge with and into SK Broadband. On January 23, 2020, the parties entered into an amendment to the merger agreement due to changes in the merger timeline, and on March 26, 2020, the entry into the merger agreement was approved as proposed at the extraordinary general meeting of shareholders. The Tbroad Merger was completed as of April 30, 2020.

(6) Transfer of Business

On July 30, 2020, SK Broadband’s board of directors resolved to approve a certain MVNO Business Transfer Agreement in connection with the sale of its Mobile Virtual Network Operator (“MVNO”) business to Korea Cable Telecom Co., Ltd. The sale was a follow-up measure to, and a condition to MSIT’s approval of, the Tbroad Merger, and was carried out pursuant to the terms of the merger agreement for the Tbroad Merger. The transfer was completed on August 31, 2020.

[SK Telink]

(1) Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2) Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

(3) Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

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(4) Change in location of headquarters

As of April 20, 2020, SK Telink changed the location of its headquarters to 144 Mapo T-town, Mapo-daero, Mapo-gu, Seoul pursuant to a resolution of its board of directors on April 16, 2020.

(5) Transfer of access ID business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its access ID business and related assets to ADT CAPS, a related party, for Won 0.4 billion, effective as of May 31, 2020.

(6) Transfer of device business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its device business and related assets to SK Networks Co., Ltd., a related party, for Won 4.4 billion, effective as of July 1, 2020. As such transfer qualified as a simplified business transfer, the board resolution served as requisite approval in lieu of approval by the general meeting of shareholders.

[Life & Security Holdings]

(1) Spin-off and merger of certain businesses of ADT CAPS

On May 18, 2018, in order to seek a more efficient corporate structure through reorganization, Life & Security Holdings spun off ADT CAPS’ holding company business (i.e., the business of controlling its subsidiaries CAPSTEC and ADT SECURITY through the ownership of shares of these subsidiaries) from ADT CAPS and merged it with and into Life & Security Holdings, with Life & Security Holdings and ADT CAPS surviving these transactions.

[ADT CAPS]

(1) Merger of NSOK

Pursuant to resolutions of the board of directors on October 8, 2018 and the general meeting of shareholders on October 23, 2018, ADT CAPS merged NSOK with and into itself effective as of December 1, 2018 to seek new sources of growth, taking into account the growth potential of the physical security market.

(2) Merger of ADT SECURITY

Pursuant to resolutions of the board of directors on November 14, 2019 and the general meeting of shareholders on November 29, 2019, ADT CAPS completed the merger of ADT SECURITY with and into itself effective as of January 1, 2020 to enhance management efficiency.

[Eleven Street]

(1) Establishment of Eleven Street

On July 31, 2018, the board of directors of SK Planet resolved to spin off its 11st business division (including Scinic, Gifticon and 11Pay) into a newly established company, Eleven Street, effective as of September 1, 2018. In the spin-off, newly issued shares of the spun-off company were allocated in proportion to the equity interest of the shareholders as of the date of such allocation, at a ratio of 0.14344419 newly issued share for 1 share of SK Planet (8,383,931 common shares).

14

(2) Capital increase of Eleven Street

Pursuant to the resolution of the board of directors on September 7, 2018, Eleven Street issued new shares through a third-party allotment in order to increase its capital, allocating all such new shares to Nile Holdings Co., Ltd. The payment date was September 28, 2018. After the capital increase, SK Telecom holds a 80.26% interest in Eleven Street. See “Report on Decision on Capital Increase of Eleven Street Co., Ltd.” filed by the Company on September 7, 2018 for more information.

(3) Acquisition of shares of Hello Nature Co., Ltd. (“Hello Nature”)

On October 10, 2018, Eleven Street acquired 281,908 shares of Hello Nature, a fresh food delivery service provider, from SK Planet for Won 29.9 billion. As a result of this acquisition, Eleven Street owns a 49.90% interest in Hello Nature.

(4) Acquisition of shares of KOREACENTER Co., Ltd. (“KOREACENTER”)

Pursuant to the resolution of the board of directors on December 26, 2018, Eleven Street acquired 578,521 shares owned by the shareholders of KOREACENTER (Gi Rok Kim and three other individuals) and 578,521 newly issued shares of KOREACENTER, for a total consideration of Won 27.5 billion, in order to form a strategic alliance and promote its commerce services and global business.

(5) Share repurchase

Pursuant to the resolution at its general shareholders’ meeting held on March 26, 2019 approving a share repurchase and the resolution of its board of directors held on April 26, 2019 approving the terms of such repurchase, Eleven Street repurchased 158,429 units of its own shares from SK Planet for Won 42.5 billion and 203 units of its own shares from certain other shareholders (Young-hoon Jeon and four others) for Won 50 million, effective as of August 30, 2019, in order to enhance the value of its shares. As a result of this repurchase, Eleven Street owns 1.55% of its total shares issued as treasury shares.

[SK Infosec]

(1) Merger of Bizen Co., Ltd. (“Bizen”)

Pursuant to a resolution of its board of directors on November 28, 2014, SK Infosec decided to merge Bizen with and into itself, with SK Infosec as the surviving entity, effective as of January 20, 2015, in order to strengthen its competitiveness through the creation of business synergies. The merger was completed based on a merger ratio of 1:0.0797984.

(2) Comprehensive exchange of shares

On October 25, 2018, the board of directors of SK Infosec resolved to enter into a share exchange agreement with SK Telecom pursuant to which the shareholders of record of SK Infosec would be allotted 0.00997678 treasury share of SK Telecom in exchange for one common share of SK Infosec on December 27, 2018, after which SK Infosec would become a wholly-owned subsidiary of SK Telecom. The share exchange agreement was executed on November 26, 2018 and the comprehensive share exchange was completed on December 27, 2018.

[SK Planet]

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service as of July 1, 2017.

15

On July 17, 2017, the board of directors of SK Planet resolved to (1) spin-off SK Planet’s advertising agency business as a newly established company, SM Contents & Communications, in order to strengthen the competitiveness of the business for future growth, which spin-off was effective as of October 1, 2017 and (2) sell 100% of its shares of SM Contents & Communications to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of the sale transaction was October 24, 2017.

On June 19, 2018, the board of directors of SK Planet resolved to spin off its 11st business (including Scinic, Gifticon and 11Pay) into a newly established company, effective as of September 1, 2018, in order to enhance the level of specialization and competitiveness of its businesses by strengthening their core competencies and obtain further growth potential of the businesses. See the “Report on Decision on Spin-off of SK Planet’s 11st Business” filed on June 19, 2018 for more information.

On June 19, 2018, the board of directors of SK Planet resolved to merge SK TechX with and into SK Planet, effective as of September 1, 2018, with a merger ratio between SK Planet and SK TechX of 1:3.0504171, in order to enhance management efficiency and create synergies. See the “Report on Decision on Merger of SK TechX into SK Planet” filed on June 19, 2018 for more information.

SK Planet decided to reduce the par value of its shares from Won 500 to Won 150 to improve its financial structure through coverage of losses. The capital reduction is effective as of April 27, 2020.

[SK M&Service]

(1) Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

(2) Change in location of headquarters

Pursuant to the resolution of its board of directors on August 25, 2020, SK M&Service changed the location of its headquarters to 16th Floor, 34, Supyo-ro, Jung-gu, Seoul as of September 4, 2020.

[Dreamus Company]

(1) Merger with Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Dreamus Company merged Iriver CS, a subsidiary of the Company, with and into itself on January 31, 2015, with the purpose of enhancing competitiveness through management rationalization and maximization of synergy. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

(2) Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Dreamus Company acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

(3) Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency. As of October 1, 2017, Dreamus Company merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Dreamus Company issued 4,170,852 new common shares.

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(4) Acquisition of important assets (Supply and distribution rights for music and digital contents)

On February 28, 2018, Dreamus Company entered into an agreement with S.M. Entertainment Co., Ltd. to acquire supply and distribution rights for music and digital contents of S.M. Entertainment Co., Ltd., JYP Entertainment Corporation and Big Hit Entertainment. Through this arrangement, the Company plans to increase sales by entering the music and sound recording industries and to create synergies through strategic alliances.

(5) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, groovers Japan Co., Ltd. and SM Mobile Communications Japan Inc., each of which was a Japanese subsidiary of Dreamus Company, completed their merger with groovers Japan Co., Ltd. as the surviving entity, effective as of July 1, 2018.

(6) Investment in groovers Inc. (“Groovers”)

On July 26, 2018, the board of directors of Dreamus Company resolved to make an equity investment of Won 11,000 million (2,200,000 common shares) in Groovers for the purposes of providing operating funds to improve its financial structure and pursue new businesses. Payment was completed on July 27, 2018, and the Company’s ownership interest after such equity investment is 100%.

(7) Transfer of Music Mate business between Groovers and SK TechX

On August 31, 2018, pursuant to the resolutions of its board of directors and the extraordinary meeting of shareholders, each of which was held on June 28, 2018, Groovers acquired all properties, assets and rights related to the Music Mate streaming service from SK TechX for Won 3,570 million.

(8) Merger of Groovers

Pursuant to the resolution of its board of directors on December 26, 2018, Dreamus Company merged Groovers, a provider of music, contents and other services, with and into itself on March 1, 2019, in order to seek synergies by integrating management resources and enhance management efficiency. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on March 1, 2019 and March 5, 2019, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

(9) Disposal of shares of Iriver Inc.

Pursuant to the resolution of its board of directors on July 18, 2019, Dreamus Company disposed of all of its shares in Iriver Inc., effective as of September 1, 2019, with the goal of achieving sustainable growth of its device business by improving its financial structure and profitability and maintaining its business expertise and continuity of operations.

(10) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, Life Design Company Inc. and groovers Japan Co., Ltd., each of which is a Japanese subsidiary of Dreamus Company, completed their merger with Life Design Company Inc. as the surviving entity, effective as of December 15, 2019.

[Incross]

(1) Spin-off of Infra Communications Co., Ltd. (“Infra Communications”)

Effective as of August 1, 2017, Incross spun off its business related to the operation agency service of the integrated mobile application marketplace “Onestore” into a newly established company, Infra Communications, in order to strengthen the expertise and enhance management efficiency of each of its businesses, to respond effectively to the external environment by re-investing the value generated from each business into such business, and to grow and develop such business through strategic and efficient allocation of management resources.

17

(2) Transfer of mobile advertising network business

Effective as of April 1, 2017, Incross acquired SK Planet’s mobile advertising network business, “Syrup Ad.”

(3) Transfer of media representative business

Effective as of March 17, 2020, Incross acquired SK Stoa’s advertisement media agency and advertising agency businesses.

3.    Total Number of Shares

A.	Total Number of Shares

(As of September 30, 2020)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	8,066,133	—	8,066,133	Based on voting rights
VI. Number of shares outstanding (IV-V)	72,679,578	—	72,679,578	—

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B.	Treasury Shares

(As of September 30, 2020)					(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea	Direct acquisition	Direct acquisition from market	Common shares	7,609,263	—	—	—	7,609,263
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	7,609,263	—	—	—	7,609,263
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	456,870	—	—	456,870
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	—	456,870	—	—	456,870
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	7,609,263	456,870	—	—	8,066,133
			Preferred shares	—	—	—	—	—

*

The Board of Directors resolved to enter into a share repurchase agreement (the “Share Repurchase Agreement”) on August 27, 2020. See the report on the “Decision to Enter into Share Repurchase Agreement” filed by the Company on August 28, 2020 for more information.

4.    Status of Voting Rights

(As of September 30, 2020)		(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	8,066,133	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	72,639,578	—
	Preferred share	—	—

*	As of October 30, 2020, there were 8,669,558 treasury shares without voting rights, of which 1,059,295 shares were acquired and held by a trustee pursuant to the Share Repurchase Agreement.

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5.    Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 34th General Meeting of Shareholders held on March 21, 2018.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 416th Board of Directors’ Meeting on July 26, 2018.

(3)	Distribution of cash dividends was approved during the 35th General Meeting of Shareholders held on March 26, 2019.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 426th Board of Directors’ Meeting on July 25, 2019.

(5)	Distribution of cash dividends was approved during the 36th General Meeting of Shareholders held on March 26, 2020.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 438th Board of Directors’ Meeting on July 21, 2020.

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B.	Dividends for the Last Three Fiscal Years

	(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for the nine months ended September 30, 2020	As of and for the year ended December 31, 2019	As of and for the year ended December 31, 2018
Par value per share (Won)		500	500	500
(Consolidated) Net income		1,123,549	889,907	3,127,887
Net income per share (Won)		15,215	12,144	44,066
Total cash dividend		73,136	730,098	717,438
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		6.5	82.0	22.9
Cash dividend yield ratio (%)	Common shares	0.4	3.7	3.6
	Preferred shares	—	—	—
Stock dividend yield ratio (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	1,000	10,000	10,000
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

*

The total amount of cash dividends was calculated by adding the total amount of cash dividends resolved at the general meeting of shareholders for the relevant fiscal year and any quarterly cash dividends paid during such fiscal year (including interim dividends) in accordance with applicable disclosure requirements.

*	Consolidated net income is based on equity attributable to owners of the parent company.

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II.	BUSINESS

1.    Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, (3) commerce business, (4) security business and (5) other businesses consisting of platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand (“VOD”)

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and MVNO business
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services

Security	Life & Security Holdings Co., Ltd.	Holding company
	ADT CAPS Co., Ltd.	Unmanned machine-based security and manned security services
	SK Infosec Co., Ltd.	Comprehensive information protection services and integrated computer system consulting and implementation services

Commerce	Eleven Street Co., Ltd.	E-commerce and Internet-related businesses

Other business	SK Planet Co., Ltd.	Information telecommunications business and development and supply of software
	Onestore Co., Ltd.	Operation of mobile application store
	Dreamus Company	Online music service and distribution of records and digital content
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	K-net Culture and Contents Venture Fund	Start-up investment support
	Atlas Investment	Investments
	Incross Co., Ltd.	Digital advertisement media lab business and operation of video advertisement network platform

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[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through further advancements in LTE networks and the commercialization of 5G networks in 2019, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

B.	Growth Potential

				(Unit: in 1,000 persons)
Classification		As of September 30,	As of December 31,
		2020	2019	2018
Number of subscribers	SK Telecom	29,034	28,648	27,382
	Others (KT, LGU+)	32,848	31,539	29,989
	MVNO	7,365	7,750	7,989
	Total	69,247	67,937	65,360

*	Source: Wireless subscriber data from the MSIT as of September 30, 2020.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i)    brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii)    product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

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(iii)    sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

	(Unit: in percentages)
Classification	As of September 30,	As of December 31,
	2020	2019	2018
Mobile communication services	46.9	47.6	47.7

*	Source: Wireless subscriber data from the MSIT as of September 30, 2020.

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts.

As a result of positive customer responses to a series of customer value innovation programs such as no-contract plans, safe roaming and the T Plan, as well as its position as the top player in the 5G services market in terms of number of subscribers, the Company secured approximately 4.26 million 5G subscribers as of September 30, 2020. The churn rate remained relatively stable at a record low of 0.9% (excluding MVNO subscribers). In the third quarter of 2020, the Company recorded revenue of Won 4,730.8 billion and an operating profit of Won 361.5 billion on a consolidated basis, and revenue of Won 2,940.6 billion and an operating profit of Won 264.1 billion on a separate basis.

In the telecommunications technology domain, in June 2018, the Company secured frequency bandwidths that are optimal for the commercialization of 5G services at a reasonable bid price. In the fourth quarter of 2018, the Company began to build its 5G networks, focusing on Seoul and other metropolitan areas. The Company began its first 5G transmission in December 2018 and is focusing on establishing 5G networks with enhanced stability and security through the application of quantum cryptography communication and AI networks.

In April 2019, the Company launched the world’s first 5G subscription services. The Company had 4.26 million 5G subscribers as of September 30, 2020, and the number of 5G subscribers is expected to continue to grow. The Company believes that 5G services would have the greatest impact on customer experiences in media, augmented reality (“AR”) / virtual reality (“VR”) and games, which are the areas that the Company believes would draw the highest level of interest from its customers. The Company is launching services related to these areas, such as the 5GX Boost Park. The Company plans to lead the 5G era by providing differentiated content in various areas including sports and entertainment.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, ‘SK 7Mobile,’ which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students. An MVNO leases the networks of an MNO and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. Network quality is a core competitive factor for not only the traditional consumer market but also for the expanding B2B market, and its importance will only increase in the 5G network era.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

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[Fixed-line Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services (such as IPTV, cable TV and bundled fixed-line/wireless services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The broadcasting business involves the planning, progamming or production of broadcasting programs and transmission to viewers through telecommuncation facilties. Pursuant to the Broadcasting Act, the broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses. The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

The Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications.

B.	Growth Potential

		(Unit: in 1,000 persons)
Classification		As of September 30,	As of December 31,
		2020	2019	2018
Fixed-line Subscribers	High-speed Internet	22,330	21,906	21,286
	Fixed-line telephone	13,024	13,600	14,334
	IPTV	16,833	16,440	15,054
	Cable TV	13,558	13,642	13,925

*	Source: MSIT website.

C.	Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

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D.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

			(Unit: in percentages)
Classification	As of September 30,	As of December 31,
	2020	2019	2018
High-speed Internet (including resales)	29.4	25.6	25.4
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.8	16.8	16.8
IPTV	30.2	30.3	30.3
Cable TV	22.4	22.4	22.5

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.

In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

E.	Business Overview and Competitive Strengths

In the third quarter of 2020, SK Broadband recorded Won 966.8 billion in revenue, Won 64.9 billion in operating profit and Won 37.4 billion in profit on a consolidated basis. SK Broadband achieved revenue growth compared to the third quarter of 2019 and the second quarter of 2020 as a result of a net increase in IPTV subscribers and the effects of the Tbroad Merger.

In the case of high-speed Internet, revenue increased compared to the third quarter of 2019 due to an increase in the proportion of subscribers of premium services, such as Giga Internet. Despite the absence of new cinematic releases and other new content, the IPTV service business continued its solid growth compared to the second quarter of 2020 due to the growth in subscribers and platform sales. Revenue from the corporate business increased compared to the third quarter of 2019 as a result of new leased lines and an expansion of metered lines.

[Security Business]

A.	Industry Characteristics

The security systems service business provides security services to governments, companies and individuals with the purpose of protecting tangible and intangible assets and human resources. Depending on the risk prevention method used, the security business can be classified into machine-based security, security system integration (“SI”) and manned security. Machine-based security operates by receiving information that is detected and transmitted by various sensors and cameras installed at the target facilities through control facility equipment and taking prompt and appropriate action, such as dispatching an agent or contacting the police or the fire department, if an abnormality is detected. Security SI is a service that integrates installation, operation, maintenance and repair of various equipment and systems by analyzing the appropriate security system for customer facilities, such as buildings, factories and schools. Manned security services deploy security personnel to areas subject to security, who perform on-site security services such as patrols and access control of buildings and facilities. The Company’s primary business in the security industry is its unmanned security service, and its business areas consist of the following:

Classification	Product
Machine-based security	CAPS service (unmanned security service), access control, view guard (CCTV), attendance management, drinking water management

Security SI and maintenance and repair	Access control (entry and parking), CCTV (recording, camera, monitor, network equipment), other security systems

Integrated security services (machine-based security + manned security)	Machine-based security services, manned security services (security, cleaning, concierge, etc.)

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B.	Growth Potential

The size of the physical security industry in terms of revenue is as follows:

(Unit: in millions of Won except percentages)
	2019	2018	Change (%)
Dispatch security services	1,727,972	1,726,210	0.1%
Video security services	415,647	401,777	3.5%
Other security services	536,208	485,004	10.6%
Total	2,679,827	2,612,991	2.6%

*	Source: Korea Information Industry Association (2019 Korean Information Security Services Industry Survey published in December 2019). 2019 figures are estimates.

C.	Cyclical Nature and Seasonality

The security systems business seeks to satisfy the basic need for safety and is less sensitive to economic fluctuations compared to other industries. Although the slowdown in the Korean economy and competition based on lower-cost alternatives has had a negative impact on industry growth, sustained growth is nevertheless expected due to the recent expansion of the industry into converged security markets with the integration of ICT.

D.	Domestic and Overseas Market Conditions

The security industry is experiencing a rapid increase in demand for CCTV, access control and other security systems due to threats including crime, natural disasters and calamities and terrorism. With increased consumer interest in safety, demand for security system services is expected to continue to grow. To date, the Korean security market is characterized by an oligopoly dominated by three leading companies due to the high barriers to entry as a result of high initial investment costs of building large-scale network systems and the effects of brand loyalty. The traditional security industry, characterized by price competition aimed at increasing market share, is expanding into a converged security market with the integration of ICT. In addition, the global converged security market integrating ICT has recently been experiencing rapid growth and increased competition due to the entry of global information technology companies. As a result, the global AI security industry, which had a market size of US$3.9 billion in 2018, is expected to grow tenfold by 2025.

E.	Business Overview and Competitive Strengths

For the nine months ended September 30, 2020, ADT CAPS recorded Won 612.3 billion in revenue and Won 86.0 billion in operating profit, and it has secured approximately 650,000 subscribers as of September 30, 2020, including subscribers to newly launched businesses.

Due to the saturation of the unmanned security market, the net growth rate in the number of ADT CAPS’ unmanned security contracts decreased in 2019 compared to the previous year. However, ADT CAPS was able to record approximately Won 740 billion in revenue in 2019, exceeding expectations, due to increases in the number of new subscribers acquired through the SK distribution network and sales in newly-launched businesses, such as CAPS Home and parking services.

Although the unmanned security market is expected to remain saturated in 2020, ADT CAPS will pursue efforts to improve its core unmanned security business through the development of products and market approaches that are tailored to the needs of various customers, while steadily improving its new security businesses at the same time.

In particular, through the merger of ADT SECURITY, a provider of security equipment and solutions, with and into itself, ADT CAPS plans to reach customers with a diverse range of products as a convergence security company in 2020.

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Unmanned security services range from crime prevention based on cutting-edge sensors and prompt dispatch of security personnel to follow-up services. With increased efforts to reduce false alarms, ADT CAPS continues to reduce dispatch and control costs, thereby improving service quality and ultimately generating new sources of revenue to establish a positive cycle for continuous growth.

Video security services provide objective security through full identification of subjects with the use of high-definition video, made convenient and safe through a diverse lineup of products and remote control services. Access security services provide outsider access control, employee attendance checks and even drinking water management, which are made user-friendly and convenient due to the integration of cutting edge AI-based technology such as fingerprint, facial and mobile recognition. ADT CAPS plans to continue advancing such technology-based services and deliver more convenient and safer security services to customers through innovative technologies.

The SI business provides comprehensive security solutions suitable for the management of large buildings, such as access control and energy, fire safety and parking management services. ADT CAPS is striving to provide customers with the best comprehensive security solution, including more economical and optimized products through the development of innovative technologies.

[Commerce Business]

A.	Industry Characteristics

Electronic commerce, or e-commerce, refers to transactions of goods and services that are processed electronically by information processing systems, such as personal computers, and can be classified into “online order” and “online order brokerage” businesses. The mail order brokerage business refers to the act of intermediating a transaction between a seller and a buyer by an online shopping mall, and the online order business refers to direct sales of goods and services by an online shopping mall. Online shopping malls can be categorized, based on the range of products that they handle, into special malls that handle products limited to specific categories and general malls that handle products across multiple categories. The Korean e-commerce market started to grow in the early 2000s with the spread of the Internet, and it is now going through a second period of growth in the form of mobile commerce as a result of the removal of time and space constraints on shopping following the proliferation of smartphones beginning in 2010, the simplification and improved convenience of payment services, the expansion of fast delivery services following intense competition in such services beginning in 2018, the combination of offline and online shopping experiences (omni-channel and O2O services) and advancements in personalization and recommendation services based on AI. Eleven Street, which operates an online order brokerage business, is known as an “open market business” operator within the e-commerce market. As a result of leading the trend of mobile commerce and pursuing innovative customer experience since the early stages of its business, Eleven Street has grown into a major player in the e-commerce market.

B.	Growth Potential

As of December 31, 2019, the size of the Korean e-commerce market was Won 134.6 trillion, accounting for approximately 28% of the total online and offline distribution market and demonstrating rapid growth at an annual average growth rate of over 25% for the past three years. In addition, mobile transactions accounted for 64.4% of the total e-commerce transaction value in 2019, after surpassing 50% for the first time in 2016. Considering the current acceleration in the shift of products traditionally sold offline, such as food products, food delivery services, apparels and household products, to the mobile e-commerce platform, mobile e-commerce is expected to continue its growth in the future.

Year	2019	2018	2017	2016
E-commerce transaction value (trillion Won)	134.6	113.7	94.2	65.6
Annual growth rate	18.3%	20.8%	43.6%	21.5%

*	Source: Statistics Korea, “Online Shopping Trends.”

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C.	Cyclical Nature and Seasonality

While the commerce industry is inherently affected by fluctuations in the economy to a certain extent, their effect on the e-commerce market has been limited due to its ongoing rapid growth.

D.	Domestic and Overseas Market Conditions

The mobile-centered online commerce market is expected to grow steadily due to the further growth potential of the Internet shopping population, the development of online business models by offline commerce operators and the growth of mobile commerce. New business models are expected to emerge and proliferate into new markets as diverse lifestyle services that go beyond commodities are incorporated into the area of commerce.

E.	Business Overview and Competitive Strengths

Focusing on the 11st Marketplace, Eleven Street plans to continue expanding its commerce ecosystem and ultimately enhance its corporate value by providing diverse and innovative shopping experiences based on technology and strengthening customer benefits using synergies with other ICT businesses of the Company. In particular, Eleven Street recorded an operating profit in 2019 and, as a result, established a foundation for sustainable growth. Eleven Street has become a leader in the Korean e-commerce market through steady growth since the launch of 11st in 2008, with the largest number of unique visitors per month (at an average of 17 million unique visitors per month in 2019), by building customer trust and through effective marketing, despite its late entry into the online commerce market that was previously dominated by two players, Gmarket and Auction. Eleven Street has also firmly established itself as a market leader and top player in the Korean mobile commerce market by rapidly responding to the shift of the e-commerce market towards mobile platforms. In addition, Eleven Street has made efforts to gain the market’s confidence and improve customer satisfaction since the launch of 11st, resulting in recognition by certifications from KS-SQI (Service Quality Index) for twelve consecutive years, KCSI (Consumer Satisfaction Index) for eleven consecutive years and CCM (Consumer Centered Management). Based on the large user base of 11st, Eleven Street plans to expand the product offerings of 11st based on expanded partnerships with third parties and upgrade services, thereby continuing to strengthen the unique value of 11st as a commerce portal through improvements in customer’s convenience and continuous innovation.

[Other Businesses]

OK Cashbag, operated by SK Planet, is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

Syrup is a service that provides information about coupons and events based on time, place and occasion, thereby maximizing economic benefits for consumers, as well as a marketing tool based on consumption behavior data that enables its business partners to achieve smart, low-cost and high-efficiency marketing. In 2019, based on big data accumulated over the years, Syrup expanded its service to the area of mobile finance, which allows users to check their financial assets and provides an integrated process including recommendation for and subscription to customized financial products. The Company plans to continue developing Syrup to provide more practical benefits to its customers in their daily lives.

Incross, a material subsidiary of the Company, primarily focuses on the digital advertising media representative business, which involves establishing media strategies and executing advertising on behalf of advertisers and advertising agencies, and its “Dawin” business, Korea’s first video advertising network platform. In April 2020, Incross launched T-Deal, a CPS (cost per sales) advertising product that utilizes SK Telecom’s text messaging services. In addition, Infra Communications, a subsidiary of Incross, provides operational services for the integrated mobile application market “Onestore.”

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FLO, launched in December 2018 by Dreamus Company, a material subsidiary of the Company, is a music streaming service that recommends music and provides a user experience (“UX”) tailored to individual users. Based on AI, FLO recommends music for its users by closely analyzing such user’s music listening history and provides various playlists on a home screen that changes daily by applying an adaptive UX. As of September 30, 2020, the market share of FLO in terms of number of average unique visitors (calculated based on the total mobile monthly active users of FLO, Melon, Genie, NAVER Music, Vibe, Bugs and YouTube Music) was approximately 18% (Source: Korean Click). In addition to its online music service, Dreamus Company operates a music records and digital content distribution business, artist merchandise business and device business under the “Astell&Kern” brand.

2.    Updates on Major Products and Services

		(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, baro, T Plan and others	9,143,651	66%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	2,498,680	18%
Security	ADT CAPS Co., Ltd.	Manned and unmanned security, information security and others	CAPS, T&CAPS, B&CAPS and others	904,270	7%
Commerce	Eleven Street Co., Ltd.	E-commerce	11st, 11Pay, Gifticon and others	578,166	4%
Other	SK Planet Co., Ltd., Onestore Co., Ltd., Dreamus Company, SK M&Service Co., Ltd., Incross Co., Ltd.	Information telecommunication, electronic finance, advertising, Internet platform service	OK Cashbag, Onestore, FLO and others	659,284	5%
Total				13,784,051	100%

3.    Price Trends for Major Products

[Wireless Business]

As of September 30, 2020, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second. Among the 4G-based “T-Plans” launched in 2018, the “Medium Plan” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the “5GX Plans” launched in 2019, the “Slim Plan” provides 8 GB of data and unlimited voice calls at Won 55,000 per month (including value-added tax). The Company provides a variety of other subscription plans catered to subscriber demand.

[Fixed-line Business]

SK Broadband offers a variety of subscription plans catering to customer needs, and the price of its services varies accordingly. In the case of IPTV, SK Broadband launched the “B tv All” plan, which provides all of the available B tv channels excluding pay channels at Won 18,700 per month in the case of three-year subscriptions, in July 2019. Other “All”-based packaged plans include “All + Point” and “All + Movie” (Won 20,900 per month) plans.

In the case of Internet, SK Broadband launched the “Giga Premium X” series in December 2018, including the “Giga Premium X2.5” plan, which provides a maximum transmission speed of 2.5 Gbps and Giga WiFi Premium services for Won 44,000 per month in the case of three-year subscriptions. In addition, as a result of the Tbroad Merger in April 2020, Tbroad’s cable Internet plans, such as the optical LAN plan (Won 19,800 per month), have been incorporated as part of SK Broadband’s services. SK Broadband also provides a variety of other subscription plans.

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[Commerce Business]

Eleven Street acts as an intermediary in e-commerce transactions between sellers and buyers on 11st, and charges sellers sales commissions in accordance with the terms of use as consideration for execution of transactions, payment settlement and security measures. Although the amount of sales commissions vary by product category, it is generally set at market standard rates ranging from 10% to 12% of the transaction value. Such sales commission rate structure has largely remained unchanged since the launch of 11st, although Eleven Street occasionally offers temporary promotional reductions for certain periods in order to encourage transactions.

4.     Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Nine months ended September 30, 2020	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	1,469	—
Total					To be determined	1,469	—

B.	Future Investment Plan

(Unit: in billions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2020	2021	2022
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in 100 millions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, internet data center and others	Nine months ended September 30, 2020	3,922	To be determined	Secure subscriber networks and equipment; quality and system improvements

*	The amount of capital expenditures before the Tbroad Merger on April 30, 2020 was approximately Won 6.9 billion.

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5.     Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the nine months ended September 30, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Wireless	Services	Mobile communication	Export	122,966	141,496	50,959
			Domestic	9,020,685	12,030,919	12,327,938
			Subtotal	9,143,651	12,172,415	12,378,897
Fixed-line	Services	Fixed-line, B2B data, high-speed Internet, IPTV	Export	106,009	96,962	104,592
			Domestic	2,392,671	3,445,469	2,828,006
			Subtotal	2,498,680	3,542,431	2,932,598
Security	Services	Personnel and system security, information security and others	Export	19,745	—	—
			Domestic	884,525	913,301	197,487
			Subtotal	904,270	913,301	197,487
Commerce	Services	E-commerce	Export	912	3,829	5,620
			Domestic	577,254	526,660	612,459
			Subtotal	578,166	530,489	618,079
Other	Services	Display and search ad., contents	Export	36,202	81,844	56,925
			Domestic	623,082	503,222	689,974
			Subtotal	659,284	585,066	746,899
Total			Export	285,834	324,131	218,096
			Domestic	13,498,217	17,419,571	16,655,864
			Total	13,784,051	17,743,702	16,873,960

		(Unit: in millions of Won)
For the nine months ended September 30, 2020	Wireless	Fixed	Security	Commerce	Other	Sub total	Internal transaction	After consolidation
Total sales	10,322,718	3,276,766	962,974	589,568	867,588	16,019,614	(2,235,563)	13,784,051
Internal sales	1,179,067	778,086	58,704	11,402	208,304	2,235,563	(2,235,563)	—
External sales	9,143,651	2,498,680	904,270	578,166	659,284	13,784,051	—	13,784,051
Depreciation and amortization	2,086,864	617,124	174,013	25,144	45,347	2,948,492	—	2,948,492
Operating profit (loss)	781,479	169,451	88,275	8,976	(25,130)	1,023,051	—	1,023,051
Finance profit (loss)								(233,967)
Gain from subsidiaries, investments in associates and joint ventures								673,800
Other non-operating profit (loss)								(22,803)
Profit before income tax								1,440,081

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6.     Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of September 30, 2020 are as follows:

(Unit: in millions of Won and thousands of USD)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Foreign currency denominated unsecured bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	Jul. 20, 2007 – Jul. 20, 2027
Dec. 16, 2013	Fixed rate foreign currency denominated loan	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Apr. 16, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	The Export- Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – Jun. 4, 2025
Aug. 13, 2018	Foreign currency denominated unsecured bonds	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 20, 2016	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021
Dec. 21, 2017	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 5, 2017 – Dec. 21, 2022
Dec. 19, 2018	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

B.	Treatment of Derivative Instruments on the Balance Sheet

As of September 30, 2020, fair values of derivative instruments held by the Company are included in the consolidated financial statements as current derivate financial assets, derivative financial assets and derivative financial liabilities, which are part of its current assets, non-current assets and non-current liabilities, respectively, as follows:

(Unit: in millions of Won and thousands of USD)
Classification	Hedged item	Fair value
		Cash flow hedge	Trading purposes	Total
Cross currency swap	Fixed rate foreign currency denominated bonds (face value of USD 400,000)	70,568	—	70,568
	Fixed rate foreign currency denominated bonds (face value of USD 500,000)	75,451	—	75,451
	Fixed rate foreign currency denominated loan (face value of USD 28,732)	1,317	—	1,317
	Fixed rate foreign currency denominated bonds (face value of USD 300,000)	27,077	—	27,077
Balance settlement agreements	Others	—	5,819	5,819
Put option contracts	Others	—	14,696	14,696
Total derivative financial assets				194,928
Interest rate swap and cross currency interest rate swap (non-current liabilities)	Floating rate foreign currency denominated bonds (face value of USD 300,000)	(20,403)	—	(20,403)
	Floating rate Korean Won denominated loan (face value of 21,437)	(115)	—	(115)
	Floating rate Korean Won denominated loan (face value of 34,375)	(461)	—	(461)
	Floating rate Korean Won denominated loan (face value of 46,875)	(759)	—	(759)
Warrant agreement	Others	—	(15,883)	(15,883)
Total derivative financial liabilities				(37,621)

33

7.     Major Contracts

[SK Telecom]

None.

[SK Broadband]

(Unit: in millions of Won)
Counterparty	Contract Contents	Date of Contract	Contract Amount	Notes
SK D&D Co., Ltd.	Sale of land and building in Seocho-dong	May 16, 2018	40,306	Sale of idle assets to improve financial structure
Sejin Jin (Individual)	Sale of Deogyang Bunyang Guksa	October 10, 2019	788	Sale of idle assets for non-business use
Gihun Lee (Individual)	Sale of Daegu Namsang- dong building	October 15, 2020	3,550	Sale of idle assets for non-business use

8.     R&D Investments

Set forth below are the Company’s R&D expenditures.

			(Unit: in millions of Won except percentages)
	Category	For the nine months ended September 30, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018	Remarks
	Raw material	490	633	760	—
	Labor	125,845	125,248	131,792	—
	Depreciation	134,942	161,655	155,093	—
	Commissioned service	34,202	65,794	78,323	—
	Others	29,352	52,167	47,511	—
	Total R&D costs	324,831	405,497	413,480	—
Accounting	Sales and administrative expenses	320,051	391,327	387,675	—
	Development expenses (Intangible assets)	4,779	14,170	25,805	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.36%	2.29%	2.45%	—

9.     Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of September 30, 2020, the Company held 3,086 Korean-registered patents and 1,213 foreign-registered patents. The Company holds 716 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

34

[SK Broadband]

As of September 30, 2020, SK Broadband held 321 Korean-registered patents and 142 foreign-registered patents (including those held jointly with other companies). It also holds 314 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Planet]

As of September 30, 2020, SK Planet held 1,780 registered patents, 84 registered design marks, 771 registered trademarks and 4 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 273 U.S.-registered patents, 141 Chinese-registered patents, 84 Japanese-registered patents, 91 E.U.-registered patents (in each case including those held jointly with other companies) and 156 foreign registered trademarks.

[Eleven Street]

As of September 30, 2020, Eleven Street held 111 registered patents, 12 registered design marks, 596 registered trademarks and 5 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 35 U.S.-registered patents (including those held jointly with other companies).

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government. In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

35

III.	FINANCIAL INFORMATION

1.     Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of September 30, 2020, December 31, 2019 and December 31, 2018 and for the nine months ended September 30, 2020 and 2019 and the years ended December 31, 2019 and 2018. The Company’s unaudited consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of September 30, 2020	As of December 31, 2019	As of December 31, 2018
Assets
Current Assets	9,032,091	8,102,294	7,958,839
• Cash and Cash Equivalents	1,883,799	1,270,824	1,506,699
• Accounts Receivable – Trade, net	2,336,642	2,230,979	2,008,640
• Accounts Receivable – Other, net	921,178	905,436	937,837
• Others	3,890,472	3,695,055	3,505,663
Non-Current Assets	37,626,402	36,509,326	34,410,272
• Long-Term Investment Securities	1,395,575	857,215	664,726
• Investments in Associates and Joint Ventures	14,101,177	13,385,264	12,811,771
• Property and Equipment, net	12,190,268	12,334,280	10,718,354
• Intangible Assets, net	4,779,360	4,866,092	5,513,510
• Goodwill	3,120,892	2,949,530	2,938,563
• Others	2,039,130	2,116,945	1,763,348
Total Assets	46,658,493	44,611,620	42,369,111
Liabilities
Current Liabilities	7,674,580	7,787,722	6,847,557
Non-Current Liabilities	14,660,888	14,000,362	13,172,304
Total Liabilities	22,335,468	21,788,084	20,019,861
Equity
Equity Attributable to Owners of the Parent Company	23,793,796	22,956,829	22,470,822
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	1,097,693	1,006,481	655,084
Retained Earnings	22,595,716	22,235,285	22,144,541
Reserves	55,748	(329,576)	(373,442)
Non-controlling Interests	529,229	(133,293)	(121,572)
Total Equity	24,323,025	22,823,536	22,349,250
Total Liabilities and Equity	46,658,493	44,611,620	42,369,111
Number of Companies Consolidated	49	48	44

36

		(Unit: in millions of Won except per share data)
	For the nine months ended September 30, 2020	For the nine months ended September 30, 2019	For the year ended December 31, 2019	For the year ended December 31, 2018
Operating Revenue	13,784,051	13,333,148	17,743,702	16,873,960
Operating Profit	1,023,051	947,492	1,109,980	1,201,760
Profit Before Income Tax	1,440,081	1,170,416	1,162,655	3,975,966
Profit for the Period	1,134,676	907,112	861,942	3,131,988
Profit for the Period Attributable to Owners of the Parent Company	1,123,549	916,966	889,907	3,127,887
Profit for the Period Attributable to Non-controlling Interests	11,127	(9,854)	(27,965)	4,101
Basic Earnings Per Share (Won)	15,218	12,605	12,144	44,066
Diluted Earnings Per Share (Won)	15,215	12,605	12,144	44,066

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of September 30, 2020, December 31, 2019 and December 31, 2018 and for the nine months ended September 30, 2020 and 2019 and the years ended December 31, 2019 and 2018. The Company’s unaudited separate financial statements as of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of September 30, 2020	As of December 31, 2019	As of December 31, 2018
Assets
Current Assets	5,282,778	5,011,363	4,679,378
• Cash and Cash Equivalents	675,244	497,282	877,823
• Accounts Receivable – Trade, net	1,590,067	1,479,971	1,354,260
• Accounts Receivable – Other, net	406,786	507,680	518,451
• Others	2,610,681	2,526,430	1,928,844
Non-Current Assets	25,735,998	25,828,004	24,168,645
• Long-Term Investment Securities	954,733	510,633	410,672
• Investments in Subsidiaries and Associates	10,845,040	10,578,158	10,188,914
• Property and Equipment, net	8,131,623	8,264,888	6,943,490
• Intangible Assets, net	3,011,398	3,461,152	4,010,864
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	1,486,968	1,706,937	1,308,469
Total Assets	31,018,776	30,839,367	28,848,023
Liabilities
Current Liabilities	4,783,877	5,057,478	4,178,068
Non-Current Liabilities	8,639,067	8,392,150	7,782,468
Total Liabilities	13,422,944	13,449,628	11,960,536
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	596,804	715,619	415,324
Retained Earnings	16,662,589	16,678,787	16,467,789
Reserves	291,800	(49,306)	(40,265)
Total Equity	17,595,832	17,389,739	16,887,487
Total Liabilities and Equity	31,018,776	30,839,367	28,848,023

37

		(Unit: in millions of Won except per share data)
	For the nine months ended September 30, 2020	For the nine months ended September 30, 2019	For the year ended December 31, 2019	For the year ended December 31, 2018
Operating Revenue	8,803,310	8,571,475	11,416,215	11,705,639
Operating Profit	792,269	833,721	950,109	1,307,494
Profit Before Income Tax	919,843	1,182,176	1,185,490	1,221,244
Profit for the Period	733,122	967,095	980,338	933,902
Basic Earnings Per Share (Won)	9,877	13,302	13,399	13,000
Diluted Earnings Per Share (Won)	9,876	13,302	13,399	13,000

2.     Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the nine months ended September 30, 2020
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,640,961	278,221	11%
Loans	180,705	45,696	25%
Accounts receivable – other	1,275,416	50,018	4%
Accrued income	5,887	166	3%
Guarantee deposits	302,745	300	0%
Total	4,405,714	374,401	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2019
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,497,396	249,501	10%
Loans	147,937	48,054	32%
Accounts receivable – other	1,298,477	48,379	4%
Accrued income	3,977	166	4%
Guarantee deposits	310,074	299	0%
Total	4,257,861	346,399	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2018
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,280,090	260,157	11%
Loans	135,503	47,375	35%
Accounts receivable – other	1,280,236	68,346	5%
Accrued income	6,232	166	3%
Guarantee deposits	315,854	—	0%
Total	4,017,915	376,045	9%

(2)	Movements in Loss Allowance of Trade and Other Receivables

		(Unit: in millions of Won)
	For the nine months ended September 30, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Beginning balance	346,399	376,045	362,171
Effect of change in accounting policy	—	—	13,049
Increase of loss allowance	43,298	28,841	45,051
Reversal of loss allowance	—	—	—
Write-offs	(27,022)	(46,616)	(65,762)
Other	9,847	17,650	21,536
Ending balance	374,401	346,399	376,045

38

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of September 30, 2020
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,346,765	60,596	152,641	80,960	2,640,961
Percentage	89%	2%	6%	3%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the nine months ended September 30, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Merchandise	204,732	147,928	259,524
Goods in transit	—	—	—
Other inventories	11,289	14,954	28,529
Total	216,021	162,882	288,053
Percentage of inventories to total assets [ Inventories / Total assets ]	0.46%	0.37%	0.68%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.33	7.79	6.41

39

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See note 2 of the notes to the Company’s unaudited consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019, for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

40

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-1	April 25, 2017	April 25, 2020	60,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

41

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 20, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-1	Nov. 10, 2017	Nov. 10, 2020	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-1	Feb. 20, 2018	Feb. 20, 2021	110,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-1	Sept. 17, 2018	Sept. 17, 2021	100,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-1	March 6, 2019	March 6, 2022	180,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	March 6, 2019	March 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	March 6, 2019	March 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	March 6, 2019	March 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

42

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-1	July 29, 2019	July 29, 2022	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-1	Oct. 22, 2019	Oct. 21, 2022	90,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	50,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	30,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	30,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

43

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-1	Jan. 14, 2020	Jan. 13, 2023	170,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 14, 2020

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2020 business report

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[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on September 11, 2020

*	Unsecured Bond – Series 42 has been repaid after the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-1	Oct. 11, 2017	Oct. 11, 2020	30,000	Sept. 20, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on September 11, 2020

*	Unsecured Bond – Series 45-1 has been repaid after the reporting period.

45

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-1	Feb. 1, 2018	Feb. 1, 2021	70,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 47-1	March 26, 2019	March 26, 2022	50,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	March 26, 2019	March 26, 2024	160,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-1	Sept. 24, 2019	Sept. 23, 2022	80,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-1	June 11, 2020	June 9, 2023	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 11, 2020

*	Beginning with Series 47, the basis for the maintenance of financial ratio has changed to a consolidated basis.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2020	160,000	Sept. 15, 2025	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted after the finalization of the financial statements for the year 2020

46

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with applicable Korean disclosure rules.

V.	AUDITOR’S OPINION

1.    Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Nine months ended September 30, 2020	KPMG Samjong Accounting Corp.	—	—	—

Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Unqualified	N/A	Revenue recognition; assessment of impairment of cash-generating unit of security services

Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Unqualified	N/A	Revenue recognition; recognition of incremental costs of obtaining contracts

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
			Audit Contract		Actual Performance
Period	Auditors	Contents	Fee	Total number of hours	Fee	Total number of hours
Nine months ended September 30, 2020	KPMG Samjong Accounting Corp.	Quarterly review	2,360	23,600	1,050	12,051
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Quarterly review	1,860	23,040	1,860	23,040
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Semi-annual review	1,700	22,058	1,700	22,058
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

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C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2020	July 23, 2020	Confirmation of financial information	July 23, 2020 – July 30, 2020	3
Year ended December 31, 2019	February 8, 2019	Consulting for publication of 2018 integrated annual report	February 8, 2019 – June 30, 2019	120
	April 26, 2019	Confirmation of financial information	April 26, 2019 – April 29, 2019	3
Year ended December 31, 2018	September 20, 2018	Confirmation of financial information	September 20, 2018 – September 21, 2018	2
	March 5, 2018	Issuance of comfort letters	March 5, 2018 – April 26, 2018	110

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 3, 2020	Audit Committee: 4 Independent Auditor: 2	Written	Report on the progress of internal accounting management system audit

February 19, 2020	Audit Committee: 4 Independent Auditor: 2	In-person	Report on critical audit matters and results of audit of financial statements; report on the results of internal accounting management system audit

April 22, 2020	Audit Committee: 4 Independent Auditor: 1	In-person	Report on 2019 Public Company Accounting Oversight Board audit results; report on 2020 audit plan and selection of critical audit matters

June 10, 2020	Audit Committee: 4 Independent Auditor: 3	In-person	Report on evaluation of 2019 independent auditor services

July 20, 2020	Audit Committee: 4 Independent Auditor: 1	In-person	Report on independent auditor’s 2020 semi-annual review

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.    Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: five independent directors, two inside directors and one non-executive director. Within the Board of Directors, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of September 30, 2020)
Total number of persons	Inside directors	Non-executive director	Independent directors
8	Jung Ho Park, Young Sang Ryu	Dae Sik Cho	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim

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At the 36th General Meeting of Shareholders held on March 26, 2020, Yong-Hak Kim was newly elected as an independent director and a member of the audit committee and Junmo Kim was newly elected as an independent director.

Yong-Hak Kim, as a highly respected sociologist with knowledge and virtue that can contribute to the Company’s proactive pursuit of social value, was elected as the chairman of the Board of Directors by the directors pursuant to Article 4(2) of the regulations of the Board of Directors.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
431st (the 1st meeting of 2020)	January 16, 2020	• Management plan for 2020	Approved as proposed

432nd (the 2nd meeting of 2020)	February 6, 2020

•  Financial statements as of and for the year ended December 31, 2019

•  Delegation of funding through long-term borrowings

•  Annual business report as of and for the year ended December 31, 2019

•  Participation in capital increase by SK’s investment company in Southeast Asia

•  Donation to the Korean Fencing Association

•  Donation for the creation of social values

•  Report of internal accounting management

•  Report for the period after the fourth quarter of 2019

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

433rd (the 3rd meeting of 2020)	February 20, 2020	• Plan for the 36th General Meeting of Shareholders • Results on internal accounting management	Approved as proposed —

434th (the 4th meeting of 2020)	March 26, 2020	• Election of the chairman of the Board of Directors • Election of the representative director • Election of committee members • Transactions with SK Holdings in the second quarter of 2020	Approved as proposed Approved as proposed Approved as proposed Approved as proposed

435th (the 5th meeting of 2020)	April 23, 2020	• Payment of operating costs of SUPEX Council in 2020 • Report for the period after the first quarter of 2020	Approved as proposed —

436th (the 6th meeting of 2020)	May 28, 2020

•  Participation in capital increase of SK Telecom TMT Investment Corp., an overseas subsidiary, for investment in NANO-X IMAGING Ltd.

•  Participation in capital increase of ID Quantique SA, an overseas subsidiary

Approved as proposed Approved as proposed

437th (the 7th meeting of 2020)	June 25, 2020	• Transactions with SK Holdings in the third quarter of 2020	Approved as proposed

438th (the 8th meeting of 2020)	July 21, 2020	• Interim dividends • Report on settlement of accounts for first half of 2020 • Report for the period after the second quarter of 2020	Approved as proposed — —

439th (the 9th meeting of 2020)	August 27, 2020	• Entry into the Share Repurchase Agreement	Approved as proposed

440th (the 10th meeting of 2020)	September 25, 2020

•  Transactions with SK Holdings in the fourth quarter of 2020

•  Donation to the Center for Social Value Enhancement Studies in 2020

•  Sale of SK Academy training facilities in Yongin to SK hynix Co., Ltd. (“SK hynix”)

•  Corporate value-linked compensation

Approved as proposed Approved as proposed Approved as modified Approved as modified

441th (the 11th meeting of 2020)	October 15, 2020	• Spin-off plan • Convocation of first extraordinary general meeting of shareholders of 2020 • Determination of record date • Report for the period after the third quarter of 2020	Approved as proposed Approved as proposed Approved as proposed —

*	The line items that do not show approval are for reporting purposes only.

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C.	Committees within Board of Directors

(1)	Committee structure (as of September 30, 2020)

(a)    Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Seok-Dong Kim, Jung Ho Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)    Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Yong-Hak Kim, Seok-Dong Kim, Junmo Kim	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(c)    Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
6	Young Sang Ryu	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(d)    Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jung Ho Ahn, Youngmin Yoon, Junmo Kim	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(e)    Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Seok-Dong Kim, Yong-Hak Kim, Youngmin Yoon, Jung Ho Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.     Audit System

The Company’s Audit Committee consists of four independent directors, Seok-Dong Kim (chairman of the Audit Committee and financial and accounting expert), Yong-Hak Kim, Youngmin Yoon and Jung Ho Ahn.

Major activities of the Audit Committee as of September 30, 2020 are set forth below.

50

Meeting	Date	Agenda	Approval
The 1st meeting of 2020	February 5, 2020

•  Evaluation of internal accounting management system operation

•  Review of business and audit results for 2019 and business and audit plans for 2020

•  Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

— — Approved as proposed

The 2nd meeting of 2020	February 19, 2020

•  Report on results of audit of fiscal year 2019

•  Report on audit of 2019 internal accounting management system

•  Evaluation of internal accounting management system operation

•  Report on contract for customer appreciation gifts to fixed-line telephone customers for 2020

— — Approved as proposed Approved as proposed

The 3rd meeting of 2020	February 20, 2020	• Agenda and document review for the 36th General Meeting of Shareholders • Auditor’s report for fiscal year 2019	Approved as proposed Approved as proposed

The 4th meeting of 2020	March 25, 2020	• Contract for maintenance services of optical cables in 2020 • Contract for maintenance services of transmission equipment in 2020	Approved as proposed Approved as proposed

The 5th meeting of 2020	April 22, 2020	• Election of the chairman of the Audit Committee • Approval of external auditor services for fiscal year 2020 • Audit plan for fiscal year 2020	Approved as proposed Approved as proposed —

The 6th meeting of 2020	May 27, 2020	• Establishment of regulations for appointment of independent auditors • Report on evaluation of independent auditor services for fiscal year 2019	Approved as proposed —

The 7th meeting of 2020	July 20, 2020	• Report on results of semi-annual review by independent auditors of fiscal year 2020	—

The 8th meeting of 2020	October 14, 2020	• Review of agenda and documents for the first extraordinary general meeting of shareholders of 2020	Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

3.     Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

During the 34th general meeting of shareholders held on March 21, 2018, the Company adopted the electronic voting method. Pursuant to Article 368-4 of the Korean Commercial Code, the Company entrusted the Korea Securities Depository with the role of administering the electronic voting system, allowing shareholders to exercise their voting rights through electronic voting without attending the general meeting of shareholders.

Written voting system is not applicable. Minority shareholder rights were not exercised during the relevant period.

51

VII.	SHAREHOLDERS

1.     Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2020)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	21,624,120	26.78	21,624,120	26.78
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	1,000	0.00	2,500	0.00
Young Sang Ryu	Officer of the Company	Common share	—	0.00	500	0.00
Total		Common share	21,625,471	26.78	21,627,471	26.78

B.	Overview of the Largest Shareholder

As of September 30, 2020, the Company’s largest shareholder was SK Holdings. SK Holdings was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Holdings is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Holdings’ telephone number is +82-2-2121-5114 and its website is www.sk.co.kr.

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of September 30, 2020)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held*	Holding Ratio	Remarks
SK Holdings	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)
	March 28, 2017	20,365,370	25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870	25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.
	July 7, 2017	20,364,803	25.22	Shin Won Chey, SKC’s Chairman, disposed of 1,067 shares.
	December 27, 2018	21,625,471	26.78	SK Holdings’ interest in SK Infosec was transferred to the Company in exchange for the Company’s issuance of treasury shares to SK Holdings.
	February 17, 2020	21,627,471	26.78	Jung Ho Park, CEO of the Company, purchased 1,500 additional shares; Young Sang Ryu, inside director of the Company, purchased 500 shares.

52

2.     Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of September 30, 2020)		(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Holdings	21,624,120	26.78%	—
National Pension Service	9,353,384	11.58%	—
SK Telecom	8,066,133	9.99%	Treasury shares
Citibank ADR	6,974,109	8.64%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

B.	Minority Shareholders

(As of September 30, 2020)					(Unit: in shares and percentages)
	Shareholders			Ownership
Classification	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders*	139,292	139,298	99.9%	31,930,053	80,745,711	39.6%

*	Shareholders who hold less than 1% of total shares issued.

3.    Share Price and Trading Volume in the Last Nine Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		September 2020	August 2020	July 2020	June 2020	May 2020	April 2020
Common stock	Highest	248,000	248,500	225,000	230,000	216,000	215,500
	Lowest	230,500	219,000	208,000	201,000	204,000	175,000
	Average	239,975	235,675	217,130	213,250	209,000	198,700
Daily transaction volume	Highest	528,401	2,365,827	872,553	461,453	466,946	549,624
	Lowest	108,166	418,322	202,037	208,905	170,965	195,673
Monthly transaction volume		5,961,664	14,992,417	8,729,265	6,988,459	5,186,311	7,141,342

B.	Foreign Securities Market (New York Stock Exchange)

(Unit : in US$ and ADRs)
Types		September 2020	August 2020	July 2020	June 2020	May 2020	April 2020
Depositary receipt	Highest	23.09	23.11	20.86	20.76	19.25	19.34
	Lowest	21.92	20.32	18.98	18.31	18.41	15.57
	Average	21.98	21.55	19.86	19.40	18.74	18.04
Daily transaction volume	Highest	610,280	741,516	1,227,702	1,207,916	926,362	864,362
	Lowest	110,616	147,412	290,473	247,522	182,737	287,220
Monthly transaction volume		6,092,468	7,535,024	12,125,909	10,424,277	7,557,776	9,736,261

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VIII.	EMPLOYEES AND DIRECTORS

1.    Officers and Employees

A.	Employees

(As of September 30, 2020)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the year of 2020	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,372	—	67	—	4,439	13.0	463,685	104
—	Female	887	—	168	—	1,055	8.1	70,976	67
Total		5,259	—	235	—	5,494	12.1	534,661	97

B.	Compensation of Unregistered Officers

(As of September 30, 2020)		(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the year of 2020	Average wage per person
101	46,012	456

2.     Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of September 30, 2020)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of September 30, 2020)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	6,190	774	—

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B-2. Amount by Classification

(As of September 30, 2020)			(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	5,875	1,958	—
Independent Directors (Excluding Audit Committee Members)	1	63	63	—
Audit Committee Members	4	252	63	—
Auditor	—	—	—	—

3.     Individual Compensation of Directors and Officers

Omitted in quarterly reports in accordance with applicable Korean disclosure rules.

4.    Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of September 30, 2020)
Classification	Number of Directors	Fair Value of Stock Options (millions of Won)	Remarks
Inside Directors	3	125	—
Independent Directors (Excluding Audit Committee Members)	1	—	—
Audit Committee Members	4	—	—
Total	8	125	—

B.	Stock Options Granted and Exercised

(As of September 30, 2020)						(Unit: in Won and shares)
	Relationship with the	Date of	Method of	Initially	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting	Exercise	Exercise
Grantee	Company	Grant	Grant	Granted	Exercised	Canceled	Exercised	Canceled	Period	Period	Price
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810
Jung Ho Park	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	111,106	—	—	—	—	111,106	March 27, 2023 – March 26, 2027	192,260

55

(As of September 30, 2020)						(Unit: in Won and shares)
	Relationship with the	Date of	Method of	Initially	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting	Exercise	Exercise
Grantee	Company	Grant	Grant	Granted	Exercised	Canceled	Exercised	Canceled	Period	Period	Price
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock, cash settlement	1,358	—	—	—	—	1,358	February 21, 2020 – February 20, 2023	254,120
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	1,734	—	—	—	—	1,734	March 27, 2021 – March 26, 2024	254,310
Young Sang Ryu	Inside Director	March, 26, 2020	Issuance of treasury stock, cash settlement	2,353	—	—	—	—	2,353	March 27, 2023 – March 26, 2027	192,260
Jong Ryeol Kang	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	2,048	—	—	—	—	2,048	March 27, 2023 – March 26, 2027	192,260
Hyoung Il Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,564	—	—	—	—	1,564	February 23, 2021 – February 22, 2024	265,260
Hyoung Il Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,961	—	—	—	—	1,961	March 27, 2023 – March 26, 2027	192,260
Yoon Kim	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,874	—	—	—	—	1,874	March 27, 2023 – March 26, 2027	192,260
Seok Joon Huh	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,852	—	—	—	—	1,852	March 27, 2023 – March 26, 2027	192,260
Poong Young Yoon	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,244	—	—	—	—	1,244	February 23, 2021 – February 22, 2024	265,260
Poong Young Yoon	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,743	—	—	—	—	1,743	March 27, 2023 – March 26, 2027	192,260
Seong Ho Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,369	—	—	—	—	1,369	February 23, 2021 – February 22, 2024	265,260
Seong Ho Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,656	—	—	—	—	1,656	March 27, 2023 – March 26, 2027	192,260
Dong Hwan Cho	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,525	—	—	—	—	1,525	March 27, 2023 – March 26, 2027	192,260
HyunA Lee	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,525	—	—	—	—	1,525	March 27, 2023 – March 26, 2027	192,260

56

IX.	RELATED PARTY TRANSACTIONS

1.    Line of Credit Extended to the Largest Shareholder and Related Parties

(As of September 30, 2020)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	204	—	—	204	—	—

2.    Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of September 30, 2020)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
SK Telecom TMT Investment Corp.	Overseas Affiliate	Shares	33,834	60,302	—	94,136	Capital increase
SE ASIA INVESTMENT PTE. LTD.	Overseas Affiliate	Shares	224,470	119,770	—	344,240	Capital increase
id Quantique Ltd.	Overseas Affiliate	Shares	94,119	6,409	—	100,528	Capital increase

Purchase and Disposition of Securities

•

On January 3, 2020, in order to achieve growth in the T-commerce business and enhance synergies with the Company’s ICT businesses, SK Telecom completed its acquisition of a 100% interest in SK Stoa (3,631,355 shares), with a book value of Won 40 billion, from SK Broadband.

Transfer of Assets

(Unit: in millions of Won)
Counterparty	Relationship	Details of Transfer
	with	Type	Date of Transaction	Purpose	Subject of Transfer	Transaction Amount
	Counterparty					Purchase	Sale
SK Innovation Co., Ltd.	Affiliate	Sale	February 18, 2020	Transfer of assets	Golf membership (Lakeside)	—	573
SK Innovation Co., Ltd.	Affiliate	Sale	June 24, 2020	Transfer of assets	Equipment and construction supplies for Susong Tower	—	413
Total						—	986

*	In accordance with applicable disclosure requirements, transactions of less than Won 100 million are omitted.

57

*	Pursuant to the resolution of the Board of Directors on September 24, 2020, the Company is in the process of selling the Yongin SK Academy training facilities to SK hynix.

3.    Transactions with the Largest Shareholder and Related Parties

(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2020 – September 30, 2020	Marketing fees, etc.	981,768

4.    Related Party Transactions

See note 31 of the notes to the Company’s unaudited consolidated financial statements attached hereto for more information regarding related party transactions.

5.    Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of September 30, 2020)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	65,681	94,374	65,505	94,550	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,148	—	—	22,148	—	—

58

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.    Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
34th Fiscal Year Meeting of Shareholders (March 21, 2018)

1.  Approval of the financial statements for the year ended December 31, 2017

2.  Award of stock options

3.  Election of directors

•   Election of an inside director

•   Election of an independent director

4.  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Young Sang Ryu) Approved (Youngmin Yoon) Approved (Youngmin Yoon) Approved (Won 12 billion)

35th Fiscal Year Meeting of Shareholders (March 26, 2019)

1.  Approval of the financial statements for the year ended December 31, 2018

2.  Amendments to Articles of Incorporation

3.  Approval of award of stock options

4.  Award of stock options

5.  Election of an independent director

6.  Election of an independent director as Audit Committee member

7.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved Approved Approved (Seok-Dong Kim) Approved (Seok-Dong Kim) Approved (Won 12 billion)

36th Fiscal Year Meeting of Shareholders (March 26, 2020)

1.  Approval of the financial statements for the year ended December 31, 2019

2.  Amendments to Articles of Incorporation

3.  Award of stock options

4.  Election of directors

•   Election of an inside director

•   Election of a non-executive director

•   Election of an independent director

•   Election of an independent director

•   Election of an independent director

5.  Election of an independent director as Audit Committee member

•   Election of an independent director as Audit Committee member

•   Election of an independent director as Audit Committee member

6.  Approval of remuneration limit for directors

7.  Amendment of remuneration policy for executives

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Yong-Hak Kim)

Approved (Junmo Kim)

Approved (Jung Ho Ahn)

Approved (Yong-Hak Kim)

Approved (Jung Ho Ahn)

Approved (Won 12 billion)

Approved

59

2.    Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of September 30, 2020, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of September 30, 2020, there were 26 pending lawsuits against SK Broadband (aggregate amount of claims of Won 22,983 million), and provisions in the amount of Won 12,447 million in connection with such lawsuits were recognized.

[SK Planet]

As of September 30, 2020, there were two pending lawsuits against SK Planet (aggregate amount of claims of Won 250 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[Eleven Street]

As of September 30, 2020, there were four pending lawsuits against Eleven Street (aggregate amount of claims of Won 268 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[Life & Security Holdings]

As of September 30, 2020, there were 22 pending lawsuits against Life & Security Holdings (aggregate amount of claims of Won 1,448 million), and provisions in the amount of Won 976 million in connection with such lawsuits were recognized.

[Incross]

As of September 30, 2020, there was one pending lawsuit against Incross, and the management cannot reasonably predict the outcome of such proceeding.

[SK Telink]

As of September 30, 2020, there were three pending lawsuits against SK Telink (aggregate amount of claims of Won 210 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

[SK Telecom]

None.

[SK Broadband]

As of September 30, 2020, SK Broadband has entered into revolving credit facilities with a limit of Won 218.7 billion with four financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 4,220 million on certain of its buildings, including Seodaemun Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

60

As of September 30, 2020, Seoul Guarantee Insurance Company has provided a performance guarantee of Won 43,644 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

[SK Planet]

As of September 30, 2020, SK Planet has entered into revolving credit facilities of up to Won 17 billion with Shinhan Bank and KEB Hana Bank.

As of September 30, 2020, Seoul Guarantee Insurance Company and KEB Hana Bank have provided guarantees of Won 5,829 million in total to SK Planet in connection with the performance of certain contracts and curing of defects.

[ADT CAPS]

As of September 30, 2020, ADT CAPS has entered into the following agreements with financial institutions, including loan agreements:

(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
KEB Hana Bank	Revolving credit	5,000	5,000
KEB Hana Bank	Revolving credit	27,000	27,000
Shinhan Bank	Revolving credit	15,000	15,000

As of September 30, 2020, ADT CAPS has been provided with the following material payment guarantees by other parties:

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Defect performance guarantee, etc.	24,051
Seoul Guarantee Insurance Company	Fidelity guarantee	45,930

As of September 30, 2020, ADT CAPS has entered into an accounts receivable-backed loan agreement with a credit limit of Won 58,000 million (of which ADT Caps has borrowed Won 52,907 million) and a letter of credit of Won 2,000 million with KEB Hana Bank in order to make purchase payments. In addition, ADT CAPS has entered into an accounts receivable-backed loan agreement with a credit limit of Won 25,000 million (of which ADT Caps has borrowed Won 5,515 million) with Kookmin Bank.

ADT CAPS has provided its shares as collateral for a long-term loan (face value of Won 1,900 billion) of Life & Security Holdings.

[Dreamus Company]

As of September 30, 2020, Dreamus Company is involved in the following pending legal proceedings:

(Unit: in millions of Won)
Court	Plaintiff	Defendant	Case Details	Amount of Claim
Seoul Central District Court	Gwanghun Ha	Dreamus Company	Unjust enrichment	30

The management cannot reasonably predict the outcome of this case or its impact on the Company’s financial statements due to the uncertainty of the amount to be paid by the Company.

As of September 30, 2020, Seoul Guarantee Insurance Company has provided a guarantee of Won 206 million in connection with the performance, prepayment and curing of defects under certain contracts related to product development, and Dreamus Company has provided certain guarantees of Won 548 million.

61

Dreamus Company has entered into agreements with certain domestic and foreign companies for the implementation of designs and technologies in connection with product manufacturing, pursuant to which it is paying certain fees for the revenues generated from applicable products and the use of patents. The aggregate amount of such fees paid in the third quarter of 2020 and the second quarter of 2020 were Won 1,061 million and Won 3,807 million, respectively, which were included in its cost of sales and selling and administrative expenses.

[SK Infosec]

SK Infosec has issued a blank note to SK Holdings as collateral in connection with a contract performance guarantee.

[Onestore]

As of September 30, 2020, details of the major payment guarantees received by Onestore from third parties are as follows:

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
KEB Hana Bank	Miscellaneous Won payment guarantee	100
Seoul Guarantee Insurance Company	E-commerce (payment method) guarantee	115

[Incross]

As of September 30, 2020, Incross has pledged the following assets:

(Unit: in millions of Won)
Pledged Assets	Agreement Details	Amount	Pledgee
Short-term financial instruments	Guarantee of contract performance	9,100	NAVER Corporation
		6,919	Kakao Corp.
		250	Smart Media Representative Co., Ltd.
		1,500	SK Broadband
		955	KT
		748	Kakao Games Corp.
		1,610	LG U+

Total		21,082

As of September 30, 2020, Incross has entered into the following loan or transaction limit agreements on a consolidated basis:

(Unit: in millions of Won)
Counterparty	Agreement Details	Amount
KEB Hana Bank	Loan for general funds	2,000
Woori Bank	Loan for general funds	2,000
Industrial Bank of Korea	Loan for general funds	4,100

Total		8,100

As of September 30, 2020, Seoul Guarantee Insurance Company has provided a guarantee of Won 162 million (Won 230 million as of December 31, 2019) in connection with the guarantee of contract performance related to Incross’ operations.

Pursuant to Article 530-3(1) of the Korean Commercial Code, Incross’ SP business was spun off into a newly established company pursuant to a special resolution of its general shareholders’ meeting on March 28, 2014, and pursuant to Article 530-9(1) of the Korean Commercial Code, Incross and the new spun-off company are jointly liable for the repayment of debt incurred prior to the spin-off.

62

[M&Service]

As of September 30, 2020, M&Service has entered into the following agreements with financial institutions, including loan agreements:

(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
Shinhan Bank	Payment guarantee	1,000	200
KEB Hana Bank	Revolving credit	5,000	—
Korea Development Bank	Revolving credit	10,000	—

3.     Status of Sanctions, etc.

[SK Telecom]

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 21.1 billion	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; revised standard agreement and reinforced supervision

Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 223.4 million	Payment of excessive subsidies contradictory with disclosure for recruitment of corporate customers (Article 4-4 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision of corporate business

Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 27 million	Payment of subsidies exceeding 115% limit by Samsung Electronics; payment of discriminatory subsidies by Samsung Electronics; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision

63

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Sept. 2, 2018	Korea Fair Trade Commission	SK Telecom, former director	Sept. 12, 2018 decision by Seoul Central District Court • SK Telecom: Fine of Won 50 million • Former director: Sentence of 6 months of imprisonment (2 years of probation)	Abuse of bargaining power in transferring visiting salespeople against the intent of the head of the sales office that contracted with such salespeople (Articles 70, 67-2 and 23-1(4) of the Monopoly Regulation and Fair Trade Act; Article 30 of the Criminal Code)	Decision confirmed; fine paid	Provided training (twice a year); implemented compliance program for employees and executives

Mar. 20, 2019	KCC	SK Telecom	Decision of 14th KCC Meeting of 2019 • Correctional order • Fine of Won 975 million	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments in connection with operation of online business channels (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; implemented compliance monitoring of online sales guidelines; revised online request system

June 26, 2019	KCC	SK Telecom	Decision of 31st KCC Meeting of 2019 • Correctional order • Fine of Won 231 million	Refusal or delay of termination of user contract without just cause (Article 50-1(5) of the Telecommunications Business Act; Article 42-1(5) of the Enforcement Decree)	Decision confirmed; payment of fine and implementation of correctional order completed	Addressed issues discovered during investigation, such as outbound contact with customers regarding termination without customer consent

July 9, 2019	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2019 • Correctional order • Fine of Won 1.5 million	Failure to maintain subsidies without change for a minimum period of seven days (Article 4-3 of the MDDIA)	Decision confirmed; report on implementation of correctional order and payment of fine completed	Implemented improvements to work procedures (announce subsidies separately from public announcements on official website in case of notice of subsidies during pre-order period)

June 4, 2020	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2020 • Correctional order • Fine of Won 4 million	Obtaining consent from users for collection of personal location information through new contracts for mobile phones with material omissions instead of applicable terms of use for location information business (Article 18-1 of the Location Information Act and Article 22 of Enforcement Decree)	Decision confirmed; payment of fine and implementation of correctional order completed	Provided training to persons responsible for location information management, including representatives, and personnel handling location information

64

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
July 8, 2020	KCC	SK Telecom	Decision of 40th KCC Meeting of 2020 • Correctional order and submission of report • Fine of Won 22.3 billion	Payment of subsidies exceeding 115% limit by dealers; payment of unreasonably discriminatory subsidies based on subscription type and rate plan; selection of certain dealers and instruction to and inducement of such subsidies by such dealers (Articles 3-1, 4-5 and 9-3 of the MDDIA)	Decision confirmed; payment of fine completed; implementation plan submitted; report on implementation of correctional order to be submitted	Immediately ceased such activities; promoted measures to prevent recurrence, such as operation of voluntary consultative body regarding illegal online postings, standardization of incentive instructions/forms, establishment of record management system, development of monitoring activities of online retailers and expansion of the electronic subscription system

Sept. 9, 2020	KCC	SK Telecom	Decision of 49th KCC Meeting of 2020 • Correctional order and submission of report • Fine of Won 76 million	False, exaggerated or deceptive advertising through offline and online channels that could potentially mislead users regarding key information about bundled products, such as component products and discount details, to induce subscription (Article 50(1)-5 of the Telecommunications Business Act and Article 42(1) of Enforcement Decree)	Decision confirmed; payment of fine to be completed and implementation plan to be submitted	Immediately ceased such activities; implemented improvements to work procedures such as designation of manager for false or exaggerated advertising of bundled products, regular self-monitoring, strengthening of evaluation and employee training of dealers/agents

[SK Broadband]

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
SK Broadband	October 12, 2018	Failure to explain or disclose or misrepresentation of important matters to users such as rates, contract conditions or rate discounts	Correctional order (corrective measures for violation of the Telecommunications Business Act related to representative phone number card payment services)	Article 50-1 Paragraph 5(2) of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree	Made an official announcement about having received the correctional order and paid the fine	Implement the correctional order and pay the fine

	December 21, 2018	Failure to prepare and submit the Telecommunications Business Report for the year ended December 31, 2017 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses	Correctional order to amend its business report for the year ended December 31, 2017 to correct errors and submit it to the MSIT; fine of Won 164 million	Article 49 of the Telecommunications Business Act	Submitted the amended business report and paid the fine	Improve work procedures to prevent errors in the future

65

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
	February 25, 2019	Failure to accurately report the number of high-speed Internet subscribers	Correctional order (for violation of the Telecommunications Business Act related to a misrepresentation of statistics) and fine of Won 2.8 million	Article 88-1, Article 92-1 and Article 104-5(17) of the Telecommunications Business Act	Submitted plans for implementation of correctional order, including improvement of relevant business procedures	Implement the correctional order and pay the fine

	March 15, 2019	Failure to establish service rejection procedures against spammers	Fine of Won 4.8 million for breach of restrictions on rendering information transmission services	Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree	Implemented improvements to advertisement transmission related activities and paid the fine (April 2018)	Implement procedures for denying services to spammers

	June 26, 2019	Delaying, rejecting or restricting termination of user contracts without just cause	Correctional order (corrective measures for damaging users’ interests by restricting termination of high-speed Internet and bundled services)	Article 50-1(5) of the Telecommunications Business Act and Article 42-1(5) of its Enforcement Decree	Made an official announcement about having received the correctional order, improved operating procedures and paid the fine (Won 165 million).	Implement the correctional order and pay the fine

	July 29, 2019	Substantially restricting competition in a bidding process for a public sector-only network project by agreeing on the winning bidder, bidding participants and the bidding price in advance (SK Broadband was the first to voluntarily report the act of collusion and was granted exemption from applicable sanctions)	Correctional order (for unjustly restricting competition while participating in a bid for a public sector-only circuit project of public agencies) and fine of Won 32.7 million (SK Broadband was ultimately exempted from both the correctional order and the fine)	Article 19-1(3), Article 19-1(8) and Article 22-2(1)(2) of the Monopoly Regulation and Fair Trade Act, and Article 33 and Article 35-1 of its Enforcement Decree	Not applicable due to exemption	Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion and a fast-track system for legal advice on related matters

	September 30, 2019	Engaging in collusive bidding in public sector-only network project auctions from 2015 to 2017	Prohibition from bidding in public sector auctions for three months	Article 76-1 of the Enforcement Decree of the Act on Contracts to which the State is a Party	Administrative proceedings withdrawn; three-month prohibition in effect beginning April 17, 2020

66

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
November 29, 2019

Substantially restricting competition in an auction for selection of a mobile messaging service provider by agreeing on the winning bidder in advance, and either intentionally participating or restraining from participating in the bid so that such agreed-upon bidder can win the bid (SK Broadband was the second to voluntarily report the act of collusion and was granted a reduction in fine from Won 301 million to Won 188 million)

Correctional order (for unjustly restricting competition while participating in a bid to be selected as a mobile messaging service provider for the Public Procurement Service) and fine of Won 188 million

Article 19-1(8),

Article 21,

Article 22,

Article 22-2(1)(2),

Article 55-3 of the Monopoly Regulation and Fair Trade Act and Article 9,

Article 33,

Article 35-1,

Article 61 and Appendix 2 of its Enforcement Decree

Paid the fine

	January 13, 2020	Correctional order to prevent the post-merger entity from engaging in activities that may restrict competition in the pay TV market	Correctional order (prohibiting acts of restricting competition, such as unilaterally raising prices, reducing the number of channels and inducing switch to high-priced products, based on post-merger market share)	Articles 7(1) and 16(1) of the Monopoly Regulation and Fair Trade Act	Submitted implementation plans (approved by Korea Fair Trade Commission)	Implement correctional order

	January 15, 2020	Failure to prepare and submit the Telecommunications Business Report for the year ended December 31, 2018 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses	Correctional order to amend its business report for the year ended December 31, 2018 to correct errors and submit it to the MSIT and fine of Won 79 million	Article 49 of the Telecommunications Business Act	Submitted the amended business report on February 3, 2020 and paid the fine on February 7, 2020	Improve work procedures to prevent errors in the future

	September 9, 2020	False, exaggerated or deceptive advertising of key information about bundled products, such as component products, discount rate or amount and termination fee, to induce subscription	Correctional order (to improve work procedures) and fine of Won 251 million	Article 50(1)-5 of the Telecommunications Business Act and Article 42(1) of Enforcement Decree)	To implement correctional order after receipt	Improve work procedures and pay fines

67

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
October, 2020

1. Unilateral change of fee payment criteria (provision of disadvantage)

2. Coercion of purchase of thrift phones (coercion of purchase)

3. Coercion of change of ownership of product (extortion of economic benefit)

			Correctional order (injunction and notice) and fine of Won 351 million	Article 23(1)-4 of the Monopoly Regulation and Fair Trade Act Articles 7(1) and 9(1) of the Fair Agency Transactions Act	Administrative proceeding to be initiated	Administrative proceeding to be initiated

Tbroad (merged entities)	January 19, 2018	Failure to meet digital investment objectives and violation of approval renewal conditions	Correctional order	Article 99-1 of the Broadcast Act	Submitted correctional measures and implementation plan	Compliance with correctional order

	November 26, 2018	Violation of prohibited acts of broadcasting channel blocking	Correctional order and fine of Won 151.7 million	Article 85-2 and Article 109 of the Broadcast Act	Implemented correctional measures and paid the fine	Compliance with correctional order

	December 24, 2018	Review of 2017 fiscal year sales report	Correctional order and fine of Won 7.5 million	Article 49-1, Article 92-1 and Article 53-2 of the Telecommunications Business Act	Implemented correctional measures and paid the fine	Compliance with correctional order

	December 27, 2018	Violation of permitted scope of sponsorship notice in program production	Fine of Won 5 million	Article 74-1 of the Broadcast Act	Paid the fine	—

	January 23, 2019	Failure to satisfy approval renewal conditions, including implementation of 2017 network investment plan	Correctional order	Article 99-1 of the Broadcast Act	Submitted correctional measures and implementation plan	Compliance with correctional order

	June 13, 2019	Provision of unfair benefits to related parties of Taekwang Group affiliates	Prosecution	Article 23-2 of the Monopoly Regulation and Fair Trade Act	Criminal investigation pending	Expected to be disposed as no right of arraignment due to merger

	August 28, 2019	Provision of unfair benefits to related parties of Taekwang Group affiliates	Correctional order and fine (Tbroad: Won 177 million; Tbroad Dongdaemun: Won 4 million; Tbroad Nowon: Won 1 million; KDMC: Won 2 million)	Article 23-2 of the Monopoly Regulation and Fair Trade Act	Paid the fine	Administrative proceedings pending

	December 9, 2019	Failure to satisfy approval renewal condition (implementation of 2018 plan)	Correctional order	Article 99-1 of the Broadcast Act	Submitted corrective action and implementation plan	Compliance with correctional order

68

Subject Company	Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
	December 9, 2019	Violation of disclosure rules regarding corporate group status of five Taekwang group companies	Fine of Won 8 million	Articles 11-4 and 69-2(1) of the Monopoly Regulation and Fair Trade Act	Paid the fine	—

	May 1, 2020	Failure to submit monthly broadcasting results	Fine of Won 6 million	Articles 83 and 16 of the Broadcast Act	Paid the fine	—

Home & Service	January 19, 2018	Delaying the reporting of matters related to changes in employees’ insurance eligibility	Fine of Won 500,000	Article 15 of the Employment Insurance Act	Paid the fine	Implement measures to improve reporting procedures

	March 12, 2018	Delaying the reporting of details of industrial accidents	Fine of Won 5.04 million	Article 10-2 of the Industrial Safety and Health Act	Paid the fine	Improve management of industrial accidents

	April 30, 2018	Failure to establish an industrial safety and health committee and provide training related to employee safety and health in the first quarter of 2018	Correctional order (to establish an industrial safety and health committee and provide training related to employee safety and health)	Articles 19-1 and 31-1 of the Industrial Safety and Health Act	Paid the fine, resolved to establish an industrial safety and health committee on May 16, 2018 and conducted additional offline and online training programs	Implement the correctional order

[SK Planet]

(1)	Violation of the Foreign Exchange Transactions Act

•	Date: April 27, 2018

•	Sanction: SK Planet paid a fine of Won 10 million for failing to pre-register its Payment Gateway business, as required by a change in applicable law.

•	Reason and the Relevant Law: Violated Article 8-1 of the Foreign Exchange Transactions Act.

•	Company’s Measures: Engage in close monitoring to avoid future recurrences of violation.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Telink received a correctional order and a fine of Won 55.4 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to explain or notify of the availability of a similar service that is relatively cheaper before entering into “representative number service” (a fixed-line telephone credit card payment service) contracts with VAN operators after October 2012.

69

•	Status of Implementation: Ceased the prohibited practice, disclosed the receipt of the correctional order in the press (December 2018) and paid the fine (December 2018).

•	Company’s Measures: Improve operating procedures to prevent its recurrence.

4.     Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	79th	October 19, 2020	Repayment of debt	290,000	Repayment of debt	290,000	—
Corporate bond	78th	January 14, 2020	Working capital	360,000	Working capital	360,000	—
Corporate bond	78th	January 14, 2020	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	77th	October 22, 2019	Working capital	400,000	Working capital	400,000	—
Corporate bond	76th	July 29, 2019	Working capital	70,000	Working capital	70,000	—
Corporate bond	76th	July 29, 2019	Repayment of debt	330,000	Repayment of debt	330,000	—
Corporate bond	75th	March 6, 2019	Frequency usage right payments	400,000	Frequency usage right payments	400,000	—
Corporate bond	74th	September 17, 2018	Frequency usage right payments	220,000	Frequency usage right payments	220,000	—
Corporate bond	74th	September 17, 2018	Repayment of debt	80,000	Repayment of debt	80,000	—
Corporate bond	73rd	February 20, 2018	Working capital	300,000	Working capital	300,000	—
Corporate bond	73rd	February 20, 2018	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	72nd	November 10, 2017	Working capital	20,000	Working capital	20,000	—
Corporate bond	72nd	November 10, 2017	Repayment of debt	260,000	Repayment of debt	260,000	—
Corporate bond	71st	April 25, 2017	Working capital	30,000	Working capital	30,000	—
Corporate bond	71st	April 25, 2017	Repayment of debt	340,000	Repayment of debt	340,000	—

70

[SK Broadband]

(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 46-1	February 1, 2018	Repayment of debt (150,000)	70,000	Repayment of debt (150,000)	150,000	—
Corporate bond	Series 46-2	February 1, 2018		80,000			—
Corporate bond	Series 47-1	March 26, 2018	Repayment of debt (210,000)	50,000	Repayment of debt (210,000)	210,000	—
Corporate bond	Series 47-2	March 26, 2018		160,000			—
Corporate bond	Series 48-1	September 24, 2019	• Repayment of debt (186,200) • Working capital (43,800)	80,000	• Repayment of debt (186,200) • Working Capital (43,800)	230,000	—
Corporate bond	Series 48-2	September 24, 2019		100,000
Corporate bond	Series 48-3	September 24, 2019		50,000
Corporate bond	Series 49-1	June 11, 2020	• Repayment of debt (159,200) • Working Capital (40,800)	100,000	• Repayment of debt (159,200) • Working Capital (40,800)	200,000	—
Corporate bond	Series 49-2	June 11, 2020		100,000
Corporate bond	Series 50	September 25, 2020	Repayment of debt (160,000)	160,000	Repayment of debt (-)	—	Repayment of debt completed on maturity date after the reporting period; repayment funds were deposited with a financial institution until repayment

*	Commercial papers and foreign bonds that do not require securities reports in Korea have been omitted.

71

B.	Use of Proceeds from Private Offerings

[Dreamus Company]

(As of September 30, 2020)				(Unit: in millions of Won)
Classification	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
		Use	Amount	Use	Amount
Capital increase through third-party allotment (No. 2)	December 23, 2014	Facility and operating funds	25,000	Expansion of R&D, marketing, facility investment and high-quality music infrastructure regarding Astell & Kern	25,000	—

Convertible bonds (No. 2)	December 23, 2014	Facility and operating funds	5,000	Expansion of R&D, marketing, facility investment and high-quality music infrastructure regarding Astell & Kern	5,000	—

Capital increase through third-party allotment (No. 3)	August 29, 2017	Expansion of new businesses	65,000	Acquisition of equity interest in Life Design Company Inc.; acquisition of supply and distribution rights of music records/digital contents; acquisition of equity interest and investment in Groovers	65,000	—

Capital increase through third-party allotment (No. 4)	August 10, 2018	Strengthening of contents business and establishment of infrastructure related to music industry	70,000	Operating expenses for music business and investment in contents	70,000	—

C.	Material Events Subsequent to the Reporting Period

[Spinoff of SK Telecom’s Mobility Business]

In accordance with the resolution of the Board of Directors on October 15, 2020 and the approval at the extraordinary general meeting of shareholders on November 26, 2020, SK Telecom will separate its mobility business and incorporate it into a new company (the “Spin-off Company”) in the form of a simple vertical spin-off, whereby all of the shares of the Spin-off Company will be allocated to SK Telecom, the surviving entity, effective as of December 29, 2020. See the report on “Decision to Spin off Mobility Business” filed by the Company on October 16, 2020 for more information.

72

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Jeong Hwan Choi
(Signature)

Name:	Jeong Hwan Choi
Title:	Senior Vice President

Date: December 15, 2020

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2020 and 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of September 30, 2020, the condensed consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2020 and 2019, the condensed consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2020 and 2019, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2020, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2020

This report is effective as of November 13, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. (the “Parent Company”) AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020, AND DECEMBER 31, 2019, AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

The accompanying condensed consolidated interim financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Parent Company.

Park, Jung-Ho

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2020 and December 31, 2019

(In millions of won)	Note	September 30, 2020		December 31, 2019
Assets
Current Assets:
Cash and cash equivalents	29,30	~~W~~	1,883,799	1,270,824
Short-term financial instruments	29,30,32		964,973	830,647
Short-term investment securities	9,29,30		126,487	166,666
Accounts receivable – trade, net	5,29,30,31		2,336,642	2,230,979
Short-term loans, net	5,29,30,31		98,202	66,123
Accounts receivable – other, net	5,29,30,31,32		921,178	905,436
Contract assets	7,30		95,484	127,499
Prepaid expenses	6		2,142,767	2,030,550
Prepaid income taxes	27		1,176	63,748
Derivative financial assets	19,29,30		14,696	26,253
Inventories, net	8		216,021	162,882
Non-current assets held for sale	34		46,159	—
Advance payments and others	5,29,30,31		184,507	220,687

			9,032,091	8,102,294

Non-Current Assets:
Long-term financial instruments	29,30		87,517	990
Long-term investment securities	9,29,30		1,395,575	857,215
Investments in associates and joint ventures	11		14,101,177	13,385,264
Property and equipment, net	12,13,31,32		12,190,268	12,334,280
Goodwill	10		3,120,892	2,949,530
Intangible assets, net	14		4,779,360	4,866,092
Long-term contract assets	7,30		43,619	64,359
Long-term loans, net	5,29,30,31		36,807	33,760
Long-term accounts receivable – other	5,29,30,31,32		304,220	344,662
Long-term prepaid expenses	6		1,062,404	1,241,429
Guarantee deposits	5,29,30,31		174,045	164,734
Long-term derivative financial assets	19,29,30		180,232	124,707
Deferred tax assets	27		113,460	109,057
Defined benefit assets	18		—	1,125
Other non-current assets	5,29,30		36,826	32,122

			37,626,402	36,509,326

		~~W~~	46,658,493	44,611,620

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2020 and December 31, 2019

(In millions of won)	Note	September 30, 2020		December 31, 2019
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	29,30,31	~~W~~	371,040	438,297
Accounts payable – other	29,30,31		2,218,059	2,521,474
Withholdings	29,30,31		1,372,438	1,350,244
Contract liabilities	7		209,085	191,225
Accrued expenses	29,30		1,459,069	1,425,251
Income tax payable	27		189,244	5,450
Provisions	17,32		89,094	89,446
Short-term borrowings	15,29,30		307,000	20,603
Current installments of long-term debt, net	15,29,30		740,312	1,017,327
Current installments of long-term payables – other	16,29,30		423,528	423,839
Lease liabilities	29,30,31		289,128	304,247
Other current liabilities			6,583	319

			7,674,580	7,787,722

Non-Current Liabilities:
Debentures, excluding current installments, net	15,29,30		7,980,974	7,253,894
Long-term borrowings, excluding current installments, net	15,29,30,32		1,953,675	1,972,149
Long-term payables – other	16,29,30		1,139,613	1,550,167
Long-term lease liabilities	29,30,31		352,206	408,493
Long-term contract liabilities	7		32,293	32,231
Defined benefit liabilities	18		291,728	172,258
Long-term derivative financial liabilities	19,29,30		37,621	1,043
Long-term provisions	17,32		41,087	53,783
Deferred tax liabilities	27		2,733,327	2,466,295
Other non-current liabilities	29,30		98,364	90,049

			14,660,888	14,000,362

Total Liabilities			22,335,468	21,788,084

Shareholders’ Equity:
Share capital	1,20		44,639	44,639
Capital surplus and others	20,21		1,097,693	1,006,481
Retained earnings	22		22,595,716	22,235,285
Reserves	23		55,748	(329,576)

Equity attributable to owners of the Parent Company			23,793,796	22,956,829
Non-controlling interests			529,229	(133,293)

Total Shareholders’ Equity			24,323,025	22,823,536

		~~W~~	46,658,493	44,611,620

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Income

For the three and nine-month periods ended September 30, 2020 and 2019

(In millions of won)		2020			2019
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	4,31
Revenue		~~W~~	4,730,842	13,784,051	4,561,213	13,333,148
Operating expenses:	31
Labor			764,933	2,243,409	699,387	2,089,667
Commission	6		1,352,067	3,983,932	1,302,716	3,832,785
Depreciation and amortization	4		987,820	2,948,492	961,910	2,783,411
Network interconnection			201,403	603,700	183,897	561,008
Leased lines			70,675	206,577	67,084	204,105
Advertising			109,089	276,343	111,166	301,682
Rent			46,010	148,437	59,661	177,077
Cost of goods sold	8		419,604	1,131,399	499,415	1,316,779
Others	24		417,702	1,218,711	373,887	1,119,142

			4,369,303	12,761,000	4,259,123	12,385,656

Operating profit	4		361,539	1,023,051	302,090	947,492

Finance income	4,26		24,638	90,985	29,749	94,221
Finance costs	4,26		(120,112)	(324,952)	(106,927)	(319,769)
Gain relating to investments in subsidiaries, associates and joint ventures, net	4,11		265,901	673,800	120,455	479,876
Other non-operating income	4,25		10,100	55,506	20,328	36,816
Other non-operating expenses	4,25		(20,251)	(78,309)	(16,306)	(68,220)

Profit before income tax	4		521,815	1,440,081	349,389	1,170,416

Income tax expense	27		126,140	305,405	74,964	263,304

Profit for the period		~~W~~	395,675	1,134,676	274,425	907,112

Attributable to:
Owners of the Parent Company		~~W~~	386,899	1,123,549	274,380	916,966
Non-controlling interests			8,776	11,127	45	(9,854)

Earnings per share:	28
Basic earnings per share (in won)		~~W~~	5,247	15,218	3,766	12,605
Diluted earnings per share (in won)			5,245	15,215	3,766	12,605

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2020 and 2019

(In millions of won)		2020			2019
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period		~~W~~	395,675	1,134,676	274,425	907,112

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	18		1,791	(19,790)	2,368	(8,381)
Net change in other comprehensive loss of investments in associates and joint ventures	11,23		(962)	(2,924)	(1,096)	(3,512)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	23		158,073	340,440	(5,448)	(11,654)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	11,23		(41,985)	21,775	27,763	101,373
Net change in unrealized fair value of derivatives	23		919	19,357	6,744	35,887
Foreign currency translation differences for foreign operations	23		(8,770)	7,912	(4,830)	6,358

Other comprehensive income for the period, net of taxes			109,066	366,770	25,501	120,071

Total comprehensive income		~~W~~	504,741	1,501,446	299,926	1,027,183

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	494,793	1,488,194	299,082	1,035,644
Non-controlling interests			9,948	13,252	844	(8,461)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2020 and 2019

(In millions of won)
		Controlling interests						Non-controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance, December 31, 2018		~~W~~	44,639	655,084	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250
Impact of adopting K-IFRS No. 1116			—	—	(24,186)	—	(24,186)	(503)	(24,689)

Balance, January 1, 2019			44,639	655,084	22,120,355	(373,442)	22,446,636	(122,075)	22,324,561
Total comprehensive income (loss):
Profit (loss) for the period			—	—	916,966	—	916,966	(9,854)	907,112
Other comprehensive income	11,18,23		—	—	20,175	98,503	118,678	1,393	120,071

			—	—	937,141	98,503	1,035,644	(8,461)	1,027,183

Transactions with owners:
Annual dividends			—	—	(646,828)	—	(646,828)	—	(646,828)
Interim dividends			—	—	(71,870)	—	(71,870)	—	(71,870)
Interest on hybrid bonds			—	—	(11,075)	—	(11,075)	—	(11,075)
Share option	21		—	228	—	—	228	504	732
Changes in ownership in subsidiaries			—	(4,111)	—	—	(4,111)	38,053	33,942

			—	(3,883)	(729,773)	—	(733,656)	38,557	(695,099)

Balance, September 30, 2019		~~W~~	44,639	651,201	22,327,723	(274,939)	22,748,624	(91,979)	22,656,645

Balance, January 1, 2020		~~W~~	44,639	1,006,481	22,235,285	(329,576)	22,956,829	(133,293)	22,823,536
Total comprehensive income:
Profit for the period			—	—	1,123,549	—	1,123,549	11,127	1,134,676
Other comprehensive income (loss)	11,18,23		—	—	(20,679)	385,324	364,645	2,125	366,770

			—	—	1,102,870	385,324	1,488,194	13,252	1,501,446

Transactions with owners:
Annual dividends			—	—	(658,228)	—	(658,228)	(5,765)	(663,993)
Interim dividends			—	—	(73,136)	—	(73,136)	—	(73,136)
Interest on hybrid bonds			—	—	(11,075)	—	(11,075)	—	(11,075)
Share option	21		—	141	—	—	141	1,162	1,303
Acquisition of treasury shares			—	(118,956)	—	—	(118,956)	—	(118,956)
Changes in ownership in subsidiaries			—	210,027	—	—	210,027	653,873	863,900

			—	91,212	(742,439)	—	(651,227)	649,270	(1,957)

Balance, September 30, 2020		~~W~~	44,639	1,097,693	22,595,716	55,748	23,793,796	529,229	24,323,025

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2020 and 2019

(In millions of won)	Note	September 30, 2020		September 30, 2019
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	1,134,676	907,112
Adjustments for income and expenses	33		3,189,094	3,102,395
Changes in assets and liabilities related to operating activities	33		272,019	(866,168)

			4,595,789	3,143,339
Interest received			28,385	39,487
Dividends received			165,645	237,424
Interest paid			(236,922)	(259,800)
Income tax paid			(27,221)	(322,232)

Net cash provided by operating activities			4,525,676	2,838,218

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	255,569
Decrease in short-term investment securities, net			40,912	51,637
Collection of short-term loans			69,639	60,951
Decrease in long-term financial instruments			39,292	3
Proceeds from disposals of long-term investment securities			8,501	230,751
Proceeds from disposals of investments in associates and joint ventures			2,715	220
Proceeds from disposals of property and equipment			15,002	12,965
Proceeds from disposals of intangible assets			7,192	5,838
Collection of long-term loans			2,487	1,646
Decrease in deposits			11,471	7,545
Proceeds from settlement of derivatives			578	519
Collection of lease receivables			—	20,148
Proceeds from disposals of subsidiaries			165	4,863
Cash inflow from business combinations, net			115,834	5,016
Cash inflow from transfers of business, net			5,391	45,658

			319,179	703,329
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(134,238)	—
Increase in short-term loans			(98,165)	(74,531)
Increase in long-term loans			(6,525)	(7,702)
Increase in long-term financial instruments			(125,819)	—
Acquisitions of long-term investment securities			(81,510)	(74,277)
Acquisitions of investments in associates and joint ventures			(163,305)	(263,383)
Acquisitions of property and equipment			(2,660,071)	(2,235,781)
Acquisitions of intangible assets			(83,068)	(45,901)
Increase in deposits			(10,948)	(5,471)
Cash outflow for business combinations, net			(2,958)	(36,900)
Cash outflow for liquidation of subsidiaries			—	(927)

			(3,366,607)	(2,744,873)

Net cash used in investing activities		~~W~~	(3,047,428)	(2,041,544)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2020 and 2019

(In millions of won)	Note	September 30, 2020		September 30, 2019
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	286,375	—
Proceeds from issuance of debentures			1,132,189	1,234,938
Proceeds from long-term borrowings			11,360	—
Cash inflows from settlement of derivatives			36,592	11,931
Transactions with non-controlling shareholders			8,670	3,933

			1,475,186	1,250,802
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(30,466)
Repayments of long-term payables – other			(427,446)	(427,369)
Repayments of debentures			(715,500)	(730,000)
Repayments of long-term borrowings			(34,607)	(37,253)
Payments of dividends			(737,129)	(718,698)
Payments of interest on hybrid bonds			(11,075)	(11,075)
Repayments of lease liabilities			(292,441)	(287,896)
Acquisition of treasury shares			(118,956)	—
Transactions with non-controlling shareholders			(8,653)	(26,631)

			(2,345,807)	(2,269,388)

Net cash used in financing activities			(870,621)	(1,018,586)

Net increase (decrease) in cash and cash equivalents			607,627	(221,912)
Cash and cash equivalents at beginning of the period			1,270,824	1,506,699
Effects of exchange rate changes on cash and cash equivalents			5,348	4,926

Cash and cash equivalents at end of the period		~~W~~	1,883,799	1,289,713

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts(“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2020, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	9,353,384	11.58
Institutional investors and other shareholders	40,395,454	50.03
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	8,106,133	10.04

	80,745,711	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries

The list of subsidiaries as of September 30, 2020 and December 31, 2019 is as follows:

				Ownership (%)(*1)
	Subsidiary	Location	Primary business	Sept. 30, 2020	Dec. 31, 2019
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.(*2)	Korea	Telecommunication services	74.3	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*3)	Korea	Telecommunication services	52.1	52.7
	SK Planet Co., Ltd.	Korea	Telecommunication services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*4)	Korea	E-commerce	80.3	80.3
	DREAMUS COMPANY	Korea	Manufacturing digital audio players and other portable media devices	51.4	51.4
	SK Infosec Co., Ltd.	Korea	Information security service	100.0	100.0
	Life & Security Holdings Co., Ltd.	Korea	Investment (Holdings company)	55.0	55.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA(*5)	Switzerland	Quantum information and communications service	68.1	66.8
	SK Telecom TMT Investment Corp.	USA	Investment	100.0	100.0
	FSK L&S Co., Ltd.	Korea	Freight and logistics consulting business	60.0	60.0
	Incross Co., Ltd.	Korea	Media representative business	34.6	34.6
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.(*6)	Korea	Other telecommunication retail business	100.0	—
	Broadband Nowon Co., Ltd.(*7)	Korea	Cable broadcasting services	55.0	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2020 and December 31, 2019 is as follows, Continued:

				Ownership (%)(*1)
	Subsidiary	Location	Primary business	Sept. 30, 2020	Dec. 31, 2019
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (Holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing of MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing of e-book devices	100.0	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sales of goods in Japan	100.0	100.0
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi) Co., Ltd.	China	System software development and supply services	100.0	100.0
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	Korea	Unmanned security	100.0	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
	ADT SECURITY Co., Ltd.(*7)	Korea	Sales and trade of anti-theft devices and surveillance devices	—	100.0
Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.(*7)	Vietnam	Communications device retail business	—	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	SK stoa Co., Ltd.(*6)	Korea	Other telecommunication retail business	—	100.0
Subsidiary owned by Quantum Innovation Fund I	Pan Asia Semiconductor Materials LLC(*7)	Korea	Investment	100.0	—
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	China	Logistics business	66.0	66.0
	FSK L&S(Hungary) Co., Ltd.	Hungary	Logistics business	100.0	100.0
	FSK L&S VIETNAM COMPANY LIMITED(*7)	Vietnam	Logistics business	100.0	—
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	Korea	Service operation	100.0	100.0
	Mindknock Co., Ltd.	Korea	Software development	100.0	100.0
Others(*8)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2020 and December 31, 2019 is as follows, Continued:

(*2)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a comprehensive media company. The Parent Company’s ownership interest of SK Broadband Co., Ltd. has changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger.

(*3)	The ownership interest has changed as third-party share option of One Store Co., Ltd. was exercised during the nine-month period ended September 30, 2020.
(*4)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights are owned by non-controlling shareholder. For the year ended December 31, 2019, Eleven Street Co., Ltd. acquired 1.5% of its outstanding shares from SK Planet Co., Ltd., which is currently held as treasury shares as of September 30, 2020. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or at the end of qualifying listing period, whichever occurs first. The present value of obligatory dividends amounting to ~~W~~14,198 million are recognized as financial liabilities as of September 30, 2020.

(*5)	The Parent Company participated in a third-party allotment offering and acquired 4,166,667 shares on July 23, 2020.
(*6)

The Parent Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband Co., Ltd., a subsidiary of the Parent Company, at ~~W~~40,029 million in cash during the nine-month period ended September 30, 2020.

(*7)	Details of changes in the consolidation scope for the nine-month period ended September 30, 2020 are presented in note 1-(4).
(*8)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of the significant subsidiaries as of and for the nine-month period ended September 30, 2020 is as follows:

(In millions of won)
	As of September 30, 2020				For the nine-month period ended September 30, 2020
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	176,876	61,984	114,892	266,879	16,361
Eleven Street Co., Ltd.		962,228	486,810	475,418	393,333	798
SK m&service Co., Ltd.		125,088	71,220	53,868	161,842	3,384
SK Broadband Co., Ltd.		5,687,955	3,084,009	2,603,946	2,707,387	106,243
K-net Culture and Contents Venture Fund		151,489	21,163	130,326	—	(3)
PS&Marketing Corporation		474,932	262,414	212,518	1,027,482	(1,562)
SERVICE ACE Co., Ltd.		104,199	79,900	24,299	156,277	2,426
SERVICE TOP Co., Ltd.		70,984	54,202	16,782	146,787	2,577
SK O&S Co., Ltd.		80,157	47,621	32,536	188,861	(391)
SK Planet Co., Ltd.		546,980	224,540	322,440	199,319	5,039
DREAMUS COMPANY(*1)		173,326	63,180	110,146	162,636	(9,045)
Life & Security Holdings Co., Ltd.(*2)		2,727,892	2,434,797	293,095	740,134	3,039
SK Infosec Co., Ltd.(*3)		173,592	82,533	91,059	222,840	15,330
One Store Co., Ltd.		250,906	107,320	143,586	123,484	2,347
Home & Service Co., Ltd.		133,575	96,882	36,693	298,940	1,962
SK stoa Co., Ltd.		87,121	63,140	23,981	196,235	12,542
FSK L&S Co., Ltd.(*4)		61,373	29,880	31,493	149,607	3,262
Incross Co., Ltd.(*5)		154,916	84,026	70,890	26,299	8,577

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*2)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS CO., Ltd. and another subsidiary of Life & Security Holdings Co., Ltd.

(*3)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd.
(*4)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and two other subsidiaries of FSK L&S Co., Ltd.
(*5)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

2)	Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2019 is as follows:

(In millions of won)
	As of December 31, 2019				For the year ended December 31, 2019
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	265,725	77,378	188,347	363,627	3,010
Eleven Street Co., Ltd.		923,424	446,432	476,992	530,489	(5,077)
SK m&service Co., Ltd.		109,699	58,605	51,094	218,848	2,448
SK Broadband Co., Ltd.		4,447,549	2,811,417	1,636,132	3,178,805	48,583
K-net Culture and Contents Venture Fund		151,493	21,163	130,330	—	(294)
PS&Marketing Corporation		439,947	225,942	214,005	1,684,576	96
SERVICE ACE Co., Ltd.		80,844	55,133	25,711	206,080	3,906
SERVICE TOP Co., Ltd.		66,932	50,060	16,872	193,377	2,230
SK O&S Co., Ltd.		96,446	62,086	34,360	281,634	1,724
SK Planet Co., Ltd.		595,838	278,438	317,400	275,544	1,214
DREAMUS COMPANY(*2)		171,586	53,669	117,917	196,961	(48,006)
Life & Security Holdings Co., Ltd.(*3)		2,639,781	2,330,920	308,861	913,301	12,703
SK Infosec Co., Ltd.(*4)		158,424	61,644	96,780	270,423	18,520
One Store Co., Ltd.		236,329	93,625	142,704	135,116	(5,415)
Home & Service Co., Ltd.		113,176	76,192	36,984	351,154	(267)
SK stoa Co., Ltd.		70,754	59,207	11,547	196,063	875
FSK L&S Co., Ltd.(*5)		47,550	19,651	27,899	130,872	306
Incross Co., Ltd.(*6)		144,263	78,519	65,744	19,787	5,756

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd.
(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and another subsidiary of FSK L&S Co., Ltd.
(*6)

The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd. from the date of acquisition to December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	The list of subsidiaries that were newly included in consolidation for the nine-month period ended September 30, 2020 is as follows:

Subsidiary	Reason
Broadband Nowon Co., Ltd.	Acquired by the Parent Company
FSK L&S VIETNAM COMPANY LIMITED	Established by FSK L&S Co., Ltd.
Pan Asia Semiconductor Materials LLC	Established by Quantum Innovation Fund I

2)	The list of subsidiaries that were excluded from consolidation for the nine-month period ended September 30, 2020 is as follows:

Subsidiary	Reason
ADT SECURITY Co., Ltd.	Merged into ADT CAPS Co., Ltd.
SK TELINK VIETNAM Co., Ltd.	Disposed

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2020 and as of and for the year ended December 31, 2019 are as follows:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.4	18.2	45.0	55.2	24.9

	As of September 30, 2020
Current assets	~~W~~	144,210	224,429	772,366	170,981	141,047	1,391,135
Non-current assets		29,116	26,477	189,862	2,556,911	13,869	4,296,820
Current liabilities		(58,332)	(101,621)	(461,080)	(362,595)	(80,379)	(1,198,893)
Non-current liabilities		(4,848)	(5,699)	(25,730)	(2,072,202)	(3,647)	(1,885,116)
Net assets		110,146	143,586	475,418	293,095	70,890	2,603,946
Fair value adjustment and others		—	—	(14,198)	(1,227,745)	—	—
Net assets on the consolidated financial statements		110,146	143,586	461,220	(934,650)	70,890	2,603,946
Carrying amount of non-controlling interests		54,151	68,615	85,234	(420,592)	43,744	654,067

	For the nine-month period ended September 30, 2020
Revenue	~~W~~	162,636	123,484	393,333	740,134	26,299	2,707,387
Profit (loss) for the period		(9,045)	2,347	798	3,039	8,577	106,243
Depreciation of the fair value adjustment and others		—	—	(392)	(13,788)	—	—
Profit (loss) for the period on the consolidated financial statements		(9,045)	2,347	406	(10,749)	8,577	106,243
Total comprehensive income (loss)		(8,377)	2,362	3,034	(10,749)	8,577	108,162
Profit (loss) attributable to non-controlling interests		(4,218)	1,118	75	(4,837)	5,274	16,069

Net cash provided by operating activities	~~W~~	412	13,452	55,327	186,486	21,037	747,999
Net cash provided by (used in) investing activities		(2,403)	80,215	(62,702)	(169,893)	(2,822)	(470,662)
Net cash provided by (used in) financing activities		(1,850)	569	(14,713)	4,837	(4,105)	26,641
Effects of exchange rate changes on cash and cash equivalents		202	2	(76)	—	—	—
Net increase (decrease) in cash and cash equivalents		(3,639)	94,238	(22,164)	21,430	14,110	303,978

Dividends paid to non-controlling interests	~~W~~	—	—	5,000	11,515	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2020 and as of and for the year ended December 31, 2019 are as follows, Continued:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.3	18.2	45.0	65.4

	As of December 31, 2019
Current assets	~~W~~	136,269	208,527	779,568	126,437	133,741
Non-current assets		35,317	27,802	143,856	2,513,344	10,522
Current liabilities		(49,776)	(88,842)	(420,022)	(279,403)	(77,530)
Non-current liabilities		(3,893)	(4,783)	(26,410)	(2,051,517)	(989)
Net assets		117,917	142,704	476,992	308,861	65,744
Fair value adjustment and others		—	—	(18,805)	(1,219,701)	—
Net assets on the consolidated financial statements		117,917	142,704	458,187	(910,840)	65,744
Carrying amount of non-controlling interests		57,175	67,742	84,673	(409,878)	41,074

	For the year ended December 31, 2019
Revenue	~~W~~	196,961	135,116	530,489	913,301	19,787
Profit (loss) for the year		(48,006)	(5,415)	(5,077)	12,703	5,756
Depreciation of the fair value adjustment and others		—	—	(614)	(14,913)	—
Profit (loss) for the year on the consolidated financial statements		(48,006)	(5,415)	(5,691)	(2,210)	5,756
Total comprehensive income (loss)		(47,971)	(5,856)	(13,590)	(5,413)	5,396
Profit (loss) attributable to non-controlling interests		(23,281)	(2,256)	(1,064)	(978)	3,630

Net cash provided by (used in) operating activities	~~W~~	(1,387)	14,426	7,980	238,378	(9,331)
Net cash provided by (used in) investing activities		(2,596)	(87,275)	102,366	(194,472)	5,053
Net cash provided by (used in) financing activities		(2,965)	96,189	(72,686)	(51,129)	(4,644)
Effects of exchange rate changes on cash and cash equivalents		197	2	35	—	—
Net increase (decrease) in cash and cash equivalents		(6,751)	23,342	37,695	(7,223)	(8,922)

Dividends paid to non-controlling interests	~~W~~	—	—	17,500	28,786	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034, Interim Financial Reporting, as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2019. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019.

Meanwhile, the spread of COVID-19 pandemic is having a significant impact on domestic and foreign economies, and its duration and severity are highly uncertain and unpredictable. As of the end of the reporting period, the Group’s management cannot reasonably estimate the impact of COVID-19 pandemic on the Group’s operations and financial results.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair value is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 30.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019.

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunications services, which include telephone services, internet services and leased line services; security services, which include unmanned security services, manned security services and system software development; commerce services, the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the nine-month periods ended September 30, 2020 and 2019 is as follows:

(In millions of won)
	For the nine-month period ended September 30, 2020
	Cellular services		Fixed-line Telecomm- unications services	Security services	Commerce services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	10,322,718	3,276,766	962,974	589,568	867,588	16,019,614	(2,235,563)	13,784,051
Inter-segment revenue		1,179,067	778,086	58,704	11,402	208,304	2,235,563	(2,235,563)	—
External revenue		9,143,651	2,498,680	904,270	578,166	659,284	13,784,051	—	13,784,051
Depreciation and amortization		2,086,864	617,124	174,013	25,144	45,347	2,948,492	—	2,948,492
Operating profit (loss)		781,479	169,451	88,275	8,976	(25,130)	1,023,051	—	1,023,051
Finance income and costs, net									(233,967)
Gain relating to investments in subsidiaries, associates and joint ventures, net									673,800
Other non-operating income and expenses, net									(22,803)
Profit before income tax									1,440,081

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

4.	Operating Segments, Continued

(1)	Segment information for the nine-month periods ended September 30, 2020 and 2019 is as follows, Continued:

(In millions of won)
	For the nine-month period ended September 30, 2019
	Cellular services		Fixed-line telecomm- unications services(*)	Security services(*)	Commerce services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	10,309,420	2,959,924	872,748	581,359	776,970	15,500,421	(2,167,273)	13,333,148
Inter-segment revenue		1,170,640	745,339	51,361	11,367	188,566	2,167,273	(2,167,273)	—
External revenue		9,138,780	2,214,585	821,387	569,992	588,404	13,333,148	—	13,333,148
Depreciation and amortization		1,986,960	556,099	167,176	26,749	46,427	2,783,411	—	2,783,411
Operating profit (loss)		803,410	96,642	101,221	3,231	(57,012)	947,492	—	947,492
Finance income and costs, net									(225,548)
Gain relating to investments in subsidiaries, associates and joint ventures, net									479,876
Other non-operating income and expenses, net									(31,404)
Profit before income tax									1,170,416

(*)

During the year ended December 31, 2019, due to the change in the categorization of information reviewed by the chief operating decision maker in 2019, the Group reclassified SK stoa Co., Ltd. from Fixed-line telecommunications service segment to Commerce services segment. In addition, operating segment for Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. was separately presented as a reportable segment (Security services) and no longer included in Others segment. Segment information for the nine-month period ended September 30, 2019, was restated to conform to the 2019 reclassifications.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the nine-month periods ended September 30, 2020 and 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the nine-month period ended
		September 30, 2020		September 30, 2019
Goods and Services transferred at a point in time:
Cellular revenue	Goods(*1)	~~W~~	669,390	912,096
Fixed-line telecommunication revenue	Goods		70,485	110,775
Commerce services revenue	Goods		56,827	39,660
	Commerce		155,768	107,824
Security services revenue	Goods		74,015	72,047
Other revenue	Goods		43,452	58,010
	Products		21,463	30,964
	Others(*2)		391,771	383,516

			1,483,171	1,714,892

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		7,324,777	7,191,880
	Cellular interconnection		379,510	369,645
	Others(*4)		769,974	665,159
Fixed-line telecommunication revenue	Fixed-line service		154,024	123,024
	Cellular interconnection		64,116	69,737
	Internet protocol television(*5)		1,166,307	961,501
	International calls		121,547	102,853
	Internet service and miscellaneous(*6)		922,201	846,695
Commerce services revenue	Commerce service		365,571	422,508
Security services revenue	Service(*7)		830,255	749,340
Other revenue	Miscellaneous(*2)		202,598	115,914

			12,300,880	11,618,256

		~~W~~	13,784,051	13,333,148

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software and digital contents platform services.
(*3)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*5)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*6)	Internet service revenue includes revenue from the high-speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.
(*7)	Service revenue includes revenue from rendering security services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,614,835	(278,193)	2,336,642
Short-term loans		98,785	(583)	98,202
Accounts receivable – other(*)		971,196	(50,018)	921,178
Accrued income		5,887	(166)	5,721
Guarantee deposits (Other current assets)		128,400	—	128,400

		3,819,103	(328,960)	3,490,143
Non-current assets:
Long-term loans		81,920	(45,113)	36,807
Long-term accounts receivable – other(*)		304,220	—	304,220
Guarantee deposits		174,345	(300)	174,045
Long-term accounts receivable – trade (Other non-current assets)		26,126	(28)	26,098

		586,611	(45,441)	541,170

	~~W~~	4,405,714	(374,401)	4,031,313

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2020 include ~~W~~464,830 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,480,419	(249,440)	2,230,979
Short-term loans		66,706	(583)	66,123
Accounts receivable – other(*)		953,815	(48,379)	905,436
Accrued income		3,977	(166)	3,811
Guarantee deposits (Other current assets)		145,041	—	145,041

		3,649,958	(298,568)	3,351,390
Non-current assets:
Long-term loans		81,231	(47,471)	33,760
Long-term accounts receivable – other(*)		344,662	—	344,662
Guarantee deposits		165,033	(299)	164,734
Long-term accounts receivable – trade (Other non-current assets)		16,977	(61)	16,916

		607,903	(47,831)	560,072

	~~W~~	4,257,861	(346,399)	3,911,462

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2019 include ~~W~~532,225 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)
	January 1, 2020		Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination	September 30, 2020
Accounts receivable – trade	~~W~~	249,501	40,251	(21,407)	7,997	1,879	278,221
Accounts receivable – other, etc.		96,898	3,047	(5,615)	1,850	—	96,180

	~~W~~	346,399	43,298	(27,022)	9,847	1,879	374,401

(In millions of won)
	January 1, 2019		Impairment	Write-offs(*)	Collection of receivables previously written-off	Business combination	September 30, 2019
Accounts receivable – trade	~~W~~	260,157	21,253	(39,423)	9,536	1,487	253,010
Accounts receivable – other, etc.		115,887	3,360	(21,803)	7,464	535	105,443

	~~W~~	376,044	24,613	(61,226)	17,000	2,022	358,453

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers for wireless and fixed-line telecommunications services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Current assets:
Incremental costs of obtaining contracts	~~W~~	2,002,197	1,897,233
Others		140,570	133,317

	~~W~~	2,142,767	2,030,550

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	979,466	1,152,748
Others		82,938	88,681

	~~W~~	1,062,404	1,241,429

(2)	Incremental costs of obtaining contracts

The amortization and impairment loss in connection with incremental costs of obtaining contracts recognized during the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization and impairment loss recognized	~~W~~	612,761	1,814,965	568,582	1,603,194

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunications services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Contract assets:
Allocation of consideration between performance obligations	~~W~~	139,103	191,858
Contract liabilities:
Wireless service contracts		19,624	20,393
Customer loyalty programs		17,697	21,945
Fixed-line service contracts		87,343	65,315
Security services		32,970	32,026
Others		83,744	83,777

	~~W~~	241,378	223,456

(2)	The amount of revenue recognized for the nine-month period ended September 30, 2020 related to the contract liabilities carried forward from the prior period is ~~W~~128,693 million.

8.	Inventories

(1)	Details of inventories as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020				December 31, 2019
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	~~W~~	214,857	(10,125)	204,732	162,485	(14,557)	147,928
Finished goods		4,493	(1,779)	2,714	4,264	(2,265)	1,999
Work in process		2,472	(669)	1,803	2,674	(539)	2,135
Raw materials		12,960	(7,476)	5,484	12,369	(7,967)	4,402
Supplies		1,288	—	1,288	7,112	(694)	6,418

	~~W~~	236,070	(20,049)	216,021	188,904	(26,022)	162,882

(2)

Inventories recognized as operating expenses for the nine-month periods ended September 30, 2020 and 2019 are ~~W~~809,854 million and ~~W~~1,067,008 million, respectively, which are included in the cost of goods sold. In addition, valuation losses on inventories and write-down recognized for the nine-month period ended September 30, 2020 are ~~W~~204 million and ~~W~~29 million, respectively, which are included in other operating expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

9.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	Category	September 30, 2020		December 31, 2019
Beneficiary certificates	FVTPL	~~W~~	126,487	166,666

(2)	Details of long-term investment securities as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	Category		September 30, 2020		December 31, 2019
Equity instruments	FVOCI	(*)	~~W~~	1,214,135	710,272
	FVTPL			38,720	1,011

				1,252,855	711,283
Debt instruments	FVOCI			1,165	4,627
	FVTPL			141,555	141,305

				142,720	145,932

			~~W~~	1,395,575	857,215

(*)	The Group designated ~~W~~1,214,135 million of investments in equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

10.	Business Combination

(1)	2020

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.

On April 30, 2020, SK Broadband Co., Ltd., a subsidiary of the Parent Company, merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company during the nine-month period ended September 30, 2020. The consideration transferred was measured at the fair value of the shares transferred based on the merger ratio set on April 30, 2020. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~167,814 million as goodwill.

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Fair value of shares of SK Broadband Co., Ltd.	~~W~~	862,147

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		110,644
Short-term financial instruments		6
Accounts receivable – trade and other		66,241
Contract assets		50,357
Long-term investment securities		6,239
Investments in associates and joint ventures		13,637
Property and equipment, net		245,654
Intangible assets, net		423,515
Other assets		3,261
Accounts payable – trade and other		(109,061)
Contract liabilities		(1,674)
Income tax payable		(11,896)
Provisions		(2,755)
Defined benefit liabilities		(30)
Deferred tax liabilities		(84,150)
Other liabilities		(15,655)

	~~W~~	694,333

III. Goodwill(I – II)		167,814

The fair value of certain consideration transferred, identifiable assets and liabilities was determined at provisional amounts because valuation by external valuation firm has not been completed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

10.	Business Combination, Continued

(1)	2020, Continued

2)	Acquisition of Broadband Nowon Co., Ltd. by the Parent Company

The Parent Company has obtained control by acquiring 627,000 shares(55%) of Tbroad Nowon Broadcasting Co., Ltd., and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd. during the nine-month period ended September 30, 2020. The consideration transferred was ~~W~~10,421 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~733 million was recognized as other non-operating income. Subsequent to the acquisition, Broadband Nowon Co., Ltd. recognized revenue of ~~W~~3,560 million, and net profit of ~~W~~302 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Broadband Nowon Co., Ltd.
Location	21, 81gil, Dobong-ro, Gangbuk-gu, Seoul, Korea
CEO	Yoo, Chang-Wan
Industry	Cable broadcasting services

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,421

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		18,106
Accounts receivable – trade and other		1,122
Property and equipment, net		1,784
Intangible assets, net		360
Other assets		595
Accounts payable – trade and other		(1,351)
Other liabilities		(336)

		20,280

III. Non-controlling interests:
Non-controlling interests		9,126

IV. Gain on bargain purchase(I - II+III)	~~W~~	(733)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

10.	Business Combination, Continued

(1)	2020, Continued

3)	Acquisition of security equipment construction and security services business of SK hystec inc. by ADT CAPS Co., Ltd.

ADT CAPS Co., Ltd., a subsidiary of the Parent Company, acquired the security equipment construction and security services business from SK hystec inc., a related party of the Group, in order to strengthen the expertise and the competitiveness of security business during the nine-month period ended September 30, 2020. The consideration transferred was ~~W~~8,958 million, among which ~~W~~2,958 million was paid in cash during the nine-month period ended September 30, 2020 and the remaining balance will be paid at ~~W~~3,000 million annually in July 2021 and July 2022. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~3,456 million as goodwill.

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	8,958

II. Fair value of identifiable assets acquired and liabilities assumed:
Accounts receivable – trade and other		6,787
Property and equipment, net		363
Intangible assets, net		6,918
Other assets		4
Accounts payable – trade and other		(5,306)
Defined benefit liabilities		(1,227)
Deferred tax liabilities		(1,665)
Other liabilities		(372)

		5,502

III. Goodwill (I - II)	~~W~~	3,456

The fair value of certain identifiable assets and liabilities was determined at provisional amounts because valuation by external valuation firm has not been completed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

10.	Business Combination, Continued

(2)	2019

The Parent Company acquired 2,786,455 shares of Incross Co., Ltd. at ~~W~~53,722 million in cash during the year ended December 31, 2019 in order to expand digital advertising business through the integration of the Group’s technological capabilities. Although the Parent Company owns less than 50% of the investee, the management has determined that the Parent Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Parent Company has a right to appoint the majority of the members of board of directors by the virtue of an agreement with the investee’s other shareholders. Incross Co., Ltd. reported ~~W~~19,787 million of revenue and ~~W~~5,756 million of profit since the Group obtained control.

1)	Summary of the acquiree

Information of Acquiree
Corporate name	Incross Co., Ltd.
Location	5th floor, 1925, Nambusunhwan-ro, Gwanak-gu, Seoul, Korea
CEO	Lee, Jae woon
Industry	Media representative business

2)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~	53,722

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		17,400
Short-term financial instruments		24,941
Accounts receivable – trade and other		67,259
Property and equipment, net		2,411
Intangible assets, net		2,709
Other assets		9,254
Accounts payable – trade and other		(57,309)
Other liabilities		(1,984)

		64,681

III. Non-controlling interests:
Non-controlling interests		40,592

IV. Goodwill(I - II+III)	~~W~~	29,633

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)		September 30, 2020			December 31, 2019
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	572,986	27.3	~~W~~	568,459
Korea IT Fund(*1)	Korea	63.3		301,175	63.3		311,552
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		308,984	15.0		294,756
SK Telecom CS T1 Co., Ltd.(*1)	Korea	54.9		54,705	54.9		60,305
NanoEnTek, Inc.(*3)	Korea	28.4		42,953	28.6		42,127
UniSK	China	49.0		15,695	49.0		14,342
SK Technology Innovation Company	Cayman Islands	49.0		44,594	49.0		43,997
SK MENA Investment B.V.	Netherlands	32.1		15,071	32.1		14,904
SK hynix Inc.	Korea	20.1		11,959,485	20.1		11,425,325
SK Latin America Investment S.A.	Spain	32.1		14,214	32.1		13,698
Grab Geo Holdings PTE. LTD.	Singapore	30.0		30,726	30.0		31,269
SK South East Asia Investment Pte. Ltd.(*4)	Singapore	20.0		365,435	20.0		250,034
Pacific Telecom Inc.(*2)	USA	15.0		41,070	15.0		40,016
S.M. Culture & Contents Co., Ltd.(*5)	Korea	23.3		62,605	23.4		63,469
Content Wavve Co., Ltd.	Korea	30.0		78,148	30.0		83,640
Hello Nature Co., Ltd.(*6)	Korea	49.9		14,230	49.9		13,620
Digital Games International Pte. Ltd.(*7)	Korea	33.3		8,810	—		—
Invites Healthcare Co., Ltd.(*8)	Korea	43.5		28,000	—		—
Nam Incheon Broadcasting Co., Ltd.(*9)	Korea	27.3		10,818	—		—
NANO-X IMAGING LTD.(*2,10)	Israel	5.7		26,990	—		—
Home Choice Corp.(*2,9)	Korea	17.8		3,356	—		—
12CM JAPAN and others(*8,11)	—	—		57,000	—		65,343

				14,057,050			13,336,856

Investments in joint ventures:
Dogus Planet, Inc.(*12)	Turkey	50.0		18,731	50.0		15,921
Finnq Co., Ltd.(*12)	Korea	49.0		15,658	49.0		22,880
NEXTGEN BROADCAST SERVICES CO, LLC(*12)	USA	50.0		8,069	50.0		7,961
NEXTGEN ORCHESTRATION, LLC(*12)	USA	50.0		1,669	50.0		1,646

				44,127			48,408

			~~W~~	14,101,177		~~W~~	13,385,264

(*1)

Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2020 and December 31, 2019 are as follows, Continued:

(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*3)	The ownership interest has changed as third-party share option was exercised and convertible bonds were converted during the nine-month period ended September 30, 2020.
(*4)	The Group additionally contributed ~~W~~119,770 million in cash during the nine-month period ended September 30, 2020, but there is no change in the ownership interest.
(*5)

The ownership interest has changed as S.M. Culture & Contents Co., Ltd. issued 549,094 shares of common stock as a result of the merger with Hoteltrees Co., Ltd. during the nine-month period ended September 30, 2020.

(*6)	The Group additionally contributed ~~W~~9,980 million in cash during the nine-month period ended September 30, 2020, but there is no change in the ownership interest.
(*7)	The Group newly invested ~~W~~8,810 million in cash during the nine-month period ended September 30, 2020.
(*8)

The Group transferred the entire shares of Health Connect Co., Ltd. and assets related to the digital disease management business during the nine-month period ended September 30, 2020. The Group acquired 279,999 shares of common stock and 140,000 shares of convertible preferred stock of Invites Healthcare Co., Ltd. in consideration of the transfer and recognized ~~W~~9,372 million of gain on investments in associates and ~~W~~12,451 million of gain on the business transfer. After the transaction, Invites Healthcare Co., Ltd. increased its capital by a third-party allotment which changed the Group’s ownership interest.

(*9)

The Group acquired the shares of Nam Incheon Broadcasting Co., Ltd. and Home Choice Corp. from the merger with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd.

(*10)

The Group obtained significant influence by contributing ~~W~~24,015 million in cash for the nine-month period ended September 30, 2020 and reclassified ~~W~~3,621 million from financial assets at FVOCI to investments in associates. Meanwhile, NANO-X IMAGING LTD. has been listed on NASDAQ since the Group obtained significant influence. The ownership interest of the Group has changed due to issuance of new shares through listing and the exercise of right to acquire new shares by a third party.

(*11)

The Group disposed the entire shares of SK Telecom Smart City Management Co., Ltd. and recognized ~~W~~4,485 million of gain relating to investments in associates during the nine-month period ended September 30, 2020.

(*12)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(2)	The market value of investments in listed associates as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	September 30, 2020				December 31, 2019
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	11,250	7,600,649	85,507	5,620	7,600,649	42,716
SK hynix Inc.		84,000	146,100,000	12,272,400	94,100	146,100,000	13,748,010
S.M. Culture & Contents Co., Ltd.		1,760	22,033,898	38,780	1,530	22,033,898	33,712
NANO-X IMAGING LTD.		27,601	2,607,466	71,968	—	—	—

(3)	The condensed financial information of significant associates as of and for the nine-month period ended September 30, 2020 and as of and for the year ended December 31, 2019 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of September 30, 2020
Current assets	~~W~~	17,036,210	8,304,578	113,392	378,381	861,271
Non-current assets		52,230,963	179,098	362,148	1,757,947	1,945,377
Current liabilities		8,851,618	1,324,285	—	45,381	2,670
Non-current liabilities		9,916,496	5,423,820	—	298,817	—

	For the nine-month period ended September 30, 2020
Revenue	~~W~~	23,934,193	917,355	28,666	62,018	—
Profit (loss) for the period		2,991,172	114,411	18,852	1,993	(24,876)
Other comprehensive income (loss)		245,453	(7,995)	(7,514)	(2,843)	(163,647)
Total comprehensive income (loss)		3,236,625	106,416	11,338	(850)	(188,523)

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2019
Current assets	~~W~~	14,457,602	7,974,407	113,233	615,028	81,065
Non-current assets		50,331,892	207,284	378,691	1,442,748	1,797,239
Current liabilities		7,874,033	1,015,657	—	59,395	94
Non-current liabilities		8,972,266	5,537,850	—	215,354	—

	For the year ended December 31, 2019
Revenue	~~W~~	26,990,733	1,236,678	70,565	116,269	—
Profit for the year		2,016,391	56,281	53,867	23,474	1,190
Other comprehensive income (loss)		94,023	(4,458)	6,132	(15,093)	97,508
Total comprehensive income		2,110,414	51,823	59,999	8,381	98,698

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of significant joint ventures as of and for the nine-month period ended September 30, 2020 and as of and for the year ended December 31, 2019 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of September 30, 2020
Current assets	~~W~~	89,889	31,247
Cash and cash equivalents		26,599	20,220
Non-current assets		25,843	8,989
Current liabilities		68,377	7,588
Accounts payable, other payables and provisions		45,160	5,037
Non-current liabilities		9,893	858

	For the nine-month period ended September 30, 2020
Revenue	~~W~~	136,625	2,486
Depreciation and amortization		(3,681)	(3,278)
Interest income		973	16
Interest expense		—	(38)
Profit (loss) for the period		15,360	(14,699)
Total comprehensive income (loss)		5,662	(14,699)

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2019
Current assets	~~W~~	59,632	42,995
Cash and cash equivalents		13,422	40,619
Non-current assets		25,247	11,389
Current liabilities		52,238	6,756
Accounts payable, other payables and provisions		35,459	5,062
Non-current liabilities		800	1,099

	For the year ended December 31, 2019
Revenue	~~W~~	136,777	1,968
Depreciation and amortization		(5,487)	(4,769)
Interest income		1,455	12
Interest expense		(92)	(198)
Profit (loss) for the year		9,294	(17,079)
Total comprehensive income (loss)		9,294	(17,361)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	50,474,172	20.1	10,781,078	1,178,407	11,959,485
KEB HanaCard Co., Ltd.		1,735,571	15.0	260,336	48,648	308,984
Korea IT Fund		475,540	63.3	301,175	—	301,175
SK China Company Ltd.(*1)		1,790,816	27.3	488,377	84,609	572,986
SK South East Asia Investment Pte. Ltd.(*1)		1,827,173	20.0	365,435	—	365,435

(In millions of won)
	December 31, 2019
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	47,928,415	20.1	10,237,314	1,188,011	11,425,325
KEB HanaCard Co., Ltd.		1,628,184	15.0	244,228	50,528	294,756
Korea IT Fund		491,924	63.3	311,552	—	311,552
SK China Company Ltd.(*1)		1,772,419	27.3	483,360	85,099	568,459
SK South East Asia Investment Pte. Ltd.(*1)		1,250,168	20.0	250,034	—	250,034

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2020
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Business Combina- tion	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	568,459	—	(1,185)	5,712	—	—	572,986
Korea IT Fund(*1)		311,552	—	11,939	(4,759)	(17,557)	—	301,175
KEB HanaCard Co., Ltd.		294,756	—	15,281	(1,053)	—	—	308,984
SK Telecom CS T1 Co., Ltd.		60,305	—	(5,611)	11	—	—	54,705
NanoEnTek, Inc.		42,127	143	683	—	—	—	42,953
UniSK		14,342	—	804	549	—	—	15,695
SK Technology Innovation Company		43,997	—	105	492	—	—	44,594
SK MENA Investment B.V.		14,904	—	2	165	—	—	15,071
SK hynix Inc.(*1)		11,425,325	—	627,893	52,367	(146,100)	—	11,959,485
SK Latin America Investment S.A.		13,698	—	(71)	587	—	—	14,214
Grab Geo Holdings PTE. LTD.		31,269	—	(349)	(194)	—	—	30,726
SK South East Asia Investment Pte. Ltd.		250,034	119,770	25,357	(29,726)	—	—	365,435
Pacific Telecom Inc.(*1)		40,016	—	1,765	268	(979)	—	41,070
S.M. Culture & Contents Co., Ltd.		63,469	(162)	(436)	(266)	—	—	62,605
Contents Wavve Co., Ltd.		83,640	—	(5,492)	—	—	—	78,148
Hello Nature Co., Ltd.(*2)		13,620	9,980	(8,875)	(61)	(434)	—	14,230
Digital Games International Pte. Ltd.		—	8,810	—	—	—	—	8,810
Invites Healthcare Co., Ltd.		—	28,000	—	—	—	—	28,000
Nam Incheon Broadcasting Co., Ltd.		—	—	592	—	—	10,226	10,818
NANO-X IMAGING LTD.(*3)		—	24,015	—	—	2,975	—	26,990
Home Choice Corp.		—	—	(55)	—	—	3,411	3,356
12CM JAPAN and others(*4)		65,343	(4,421)	(2,356)	(1,709)	143	—	57,000

		13,336,856	186,135	659,991	22,383	(161,952)	13,637	14,057,050

Investments in joint ventures:
Dogus Planet, Inc.		15,921	—	7,618	(4,808)	—	—	18,731
Finnq Co., Ltd.		22,880	—	(7,222)	—	—	—	15,658
NEXTGEN BROADCAST SERVICES CO, LLC		7,961	—	—	—	108	—	8,069
NEXTGEN ORCHESTRATION, LLC		1,646	—	—	—	23	—	1,669

		48,408	—	396	(4,808)	131	—	44,127

	~~W~~	13,385,264	186,135	660,387	17,575	(161,821)	13,637	14,101,177

(*1)	Dividends received from the associates are deducted from the carrying amount during the nine-month period ended September 30, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2020 and 2019 are as follows, Continued:

(*2)	The Group recognized ~~W~~434 million of impairment loss for the investments in Hello Nature Co., Ltd. for the nine-month period ended September 30, 2020.
(*3)	As the Group obtained significant influence, ~~W~~3,621 million of financial assets at FVOCI are reclassified for the nine-month period ended September 30, 2020.
(*4)

The disposal for the nine-month period ended September 30, 2020 includes ~~W~~1,142 million relating to transfer of the shares of Health Connect Co., Ltd. and ~~W~~2,056 million relating to liquidation of 2010 KIF-Stonebridge IT Fund and ~~W~~1,984 million relating to disposal of the entire shares of SK Telecom Smart City Management Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2020 and 2019 are as follows, Continued:

(In millions of won)	For the nine-month period ended September 30, 2019
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	551,548	—	301	25,252	—	577,101
Korea IT Fund(*1)		281,684	—	10,258	1,706	(8,132)	285,516
KEB HanaCard Co., Ltd.		288,457	—	6,265	50	—	294,772
NanoEnTek, Inc.		40,974	—	1,079	(70)	—	41,983
UniSK(*1)		13,486	—	720	502	(218)	14,490
SK Technology Innovation Company		42,469	—	59	3,075	—	45,603
SK MENA Investment B.V.		14,420	—	10	1,025	—	15,455
SK hynix Inc.(*1)		11,208,315	—	444,880	64,401	(219,151)	11,498,445
SK Latin America Investment S.A.		13,313	—	74	311	—	13,698
Grab Geo Holdings PTE. LTD.		—	30,518	(16)	831	—	31,333
SK South East Asia Investment Pte. Ltd.		111,000	113,470	—	—	—	224,470
Pacific Telecom Inc.		37,075	—	2,346	1,208	—	40,629
SK Telecom Smart City Management Co., Ltd.		11,176	—	—	518	—	11,694
S.M. Culture & Contents Co., Ltd.		63,801	—	7	(458)	—	63,350
Contents Wavve Co., Ltd.		—	90,858	—	—	—	90,858
Hello Nature Co., Ltd.		28,549	—	(4,493)	(16)	—	24,040
Health Connect Co., Ltd. and others(*1,2)		85,346	7,201	(1,516)	2,222	(15,843)	77,410

		12,791,613	242,047	459,974	100,557	(243,344)	13,350,847

Investments in joint ventures:
Dogus Planet, Inc.		12,487	(81)	5,049	293	—	17,748
Finnq Co., Ltd.		7,671	24,500	(6,031)	(711)	—	25,429
NEXTGEN BROADCAST SERVICES CO, LLC		—	8,135	—	—	274	8,409
NEXTGEN ORCHESTRATION, LLC		—	1,743	—	—	59	1,802
Celcom Planet(*3)		—	6,141	(6,141)	—	—	—

		20,158	40,438	(7,123)	(418)	333	53,388

	~~W~~	12,811,771	282,485	452,851	100,139	(243,011)	13,404,235

(*1)	Dividends received from the associates are deducted from the carrying amount during the nine-month period ended September 30, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2020 and 2019 are as follows, Continued:

(*2)

The acquisition for the nine-month period ended September 30, 2019 includes ~~W~~6,800 million of investments on Carrot Co., Ltd. in cash. Other increase (decrease) includes the changes in book value due to the reclassification of FSK L&S Co., Ltd. as investments in subsidiaries from investments in associates.

(*3)	Investment in Celcom Planet was disposed during the nine-month period ended September 30, 2019.

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of September 30, 2020 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the nine-month period ended September 30, 2020		Cumulative loss	For the nine-month period ended September 30, 2020	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	(1,795)	2,575	—	—
Daehan Kanggun BcN Co., Ltd. and others		—	10,652	—	(138)

	~~W~~	(1,795)	13,227	—	(138)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

12.	Property and Equipment

Changes	in property and equipment for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Deprecia- tion	Reclassified as held for sale	Business combina- tion	Ending balance
Land	~~W~~	981,389	525	(60)	23,246	—	(17,165)	40,292	1,028,227
Buildings		867,408	2,105	(222)	32,810	(41,410)	(20,787)	17,030	856,934
Structures		347,069	1,314	(27)	5,196	(27,732)	(4,282)	37	321,575
Machinery		7,941,211	284,238	(14,949)	1,520,932	(1,804,116)	—	171,959	8,099,275
Other		732,299	664,397	(5,419)	(630,314)	(154,298)	(2,692)	4,732	608,705
Right-of-use assets		709,396	391,223	(191,809)	—	(294,451)	—	8,698	623,057
Construction in progress		755,508	1,027,462	(15,847)	(1,119,681)	—	—	5,053	652,495

	~~W~~	12,334,280	2,371,264	(228,333)	(167,811)	(2,322,007)	(44,926)	247,801	12,190,268

(In millions of won)
	For the nine-month period ended September 30, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Deprecia- tion	Impair- ment	Changes in consoli- dation	Ending balance
Land	~~W~~	938,344	—	1,568	(3)	33,627	—	—	569	974,105
Buildings		863,294	—	2,097	(447)	36,189	(41,187)	—	658	860,604
Structures		356,039	—	7,521	—	7,339	(27,001)	—	—	343,898
Machinery		7,146,724	—	431,809	(23,211)	1,518,408	(1,709,953)	—	—	7,363,777
Other		848,596	(1,113)	1,049,482	(1,721)	(967,355)	(150,640)	(127)	214	777,336
Right-of-use assets		—	654,449	469,229	(131,720)	—	(262,267)	—	982	730,673
Construction in progress		565,357	—	696,179	(10,840)	(716,032)	—	—	—	534,664

	~~W~~	10,718,354	653,336	2,657,885	(167,942)	(87,824)	(2,191,048)	(127)	2,423	11,585,057

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

13.	Lease

(1)	Details of the right-of-use assets as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Land, buildings and structures	~~W~~	492,448	584,523
Others		130,609	124,873

	~~W~~	623,057	709,396

(2)	Details of amounts recognized in the condensed consolidated interim statements of income for the nine-month periods ended September 30, 2020 and 2019 as a lessee are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2020		September 30, 2019
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	228,434	203,591
Others		66,017	58,676

	~~W~~	294,451	262,267

Interest expense on lease liabilities	~~W~~	9,645	11,787
Expenses related to short-term leases		77,336	113,703
Expenses related to leases of low-value assets except for short-term leases		2,453	3,205

(3)	The total cash outflows due to lease payments for the nine-month period ended September 30, 2020 amounted to ~~W~~381,875 million.

(4)

In December 2019, International Financial Reporting Interpretations Committee(‘IFRIC’) issued its final agenda decision that the concept of penalty that should be considered in determining the enforceable period under IFRS 16, Leases, shall be determined considering broader economics of the contract, and not only contractual termination payments. Further, a lease is no longer enforceable when each of the parties has the right to terminate the lease without permission from the other party with no more than an insignificant penalty.

As of September 30, 2020, the Group assessed the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. Applying the above mentioned IFRIC interpretation may change the judgement on enforceable period for certain of the Group’s lease contracts.

The Group are currently analyzing the impact of IFRIC’s interpretation on its financial statements and plans to apply the impact as changes in accounting policies when the analysis is completed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

14.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Reclassified as held for sale	Impairment	Business Combina- tion	Ending balance
Frequency usage rights(*1)	~~W~~	2,647,501	—	—	—	(389,233)	—	(12,388)	—	2,245,880
Land usage rights		7,349	550	(31)	—	(2,450)	—	—	—	5,418
Industrial rights		66,824	756	(116)	7,998	(3,605)	—	—	—	71,857
Development costs		11,146	578	(18)	2,947	(3,472)	—	(35)	—	11,146
Facility usage rights		25,832	1,143	(3)	434	(4,650)	—	—	—	22,756
Customer relations		591,371	2,014	(1,543)	491	(37,017)	—	—	380,898	936,214
Club memberships(*2)		80,410	5,478	(5,043)	447	—	—	(30)	49,845	131,107
Brands(*2)		374,096	—	—	—	—	—	—	—	374,096
Other(*3)		1,061,563	72,045	(8,770)	180,395	(322,872)	(1,233)	(292)	50	980,886

	~~W~~	4,866,092	82,564	(15,524)	192,712	(763,299)	(1,233)	(12,745)	430,793	4,779,360

(In millions of won)
	For the nine-month period ended September 30, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Amortization	Impairment	Changes in consolidation	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	—	(361,983)	—	—	2,777,995
Land usage rights		10,511	—	1,484	(415)	—	(3,751)	—	—	7,829
Industrial rights		83,627	—	1,064	(537)	1,870	(3,531)	—	(14,467)	68,026
Development costs		8,990	—	1,471	—	1,542	(4,055)	(661)	4,790	12,077
Facility usage rights		31,027	—	1,465	(12)	234	(5,706)	—	—	27,008
Customer relations		625,091	—	250	(258)	304	(25,541)	—	—	599,846
Club memberships(*2)		80,475	—	2,299	(1,574)	(1,200)	—	(63)	1,188	81,125
Brands(*2)		374,096	—	—	—	—	—	—	—	374,096
Other(*3)		1,159,715	(2,274)	38,686	(2,820)	86,840	(311,272)	(486)	(9,869)	958,520

	~~W~~	5,513,510	(2,274)	46,719	(5,616)	89,590	(715,839)	(1,210)	(18,358)	4,906,522

(*1)

As Ministry of Science and Information and Communication Technology(ICT) approved the termination of 2G service, the Parent Company recognized an impairment loss for the portion of 800MHz Frequency usage rights used for 2G service during the nine-month period ended September 30, 2020.

(*2)	Club memberships and Brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

14.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of September 30, 2020 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	20,271	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8 GHz license		157,025	LTE service	Sept. 2013	Dec. 2021
2.6 GHz license		758,865	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		123,452	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5 GHz license(*)		983,584	5G service	Apr. 2019	Nov. 2028
28 GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~	2,245,880

(*)

The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology(ICT) and was assigned the 3.5 GHz and 28 GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency licenses as intangible assets at the date of initial lump-sum payment and began amortization for 3.5 GHz license in April 2019. The amortization for 28 GHz license will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

15.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won, thousands of other currencies)
	Lender	Annual interest rate (%)	September 30, 2020		December 31, 2019
Short-term borrowings	KTB Investment & Securities Co., Ltd.	0.78	~~W~~	200,000	—
	KB Kookmin Bank	2.90		10,000	—
	Citibank	2.45		50,000	—
	KEB Hana Bank	2.61		27,000	—
	KEB Hana Bank(*1)	6M financial I (bank) + 1.59		5,000	—
	Shinhan Bank(*1)	6M financial I (bank) + 1.25		15,000	15,000
	KEB Hana Bank	3M CD + 1.75		—	5,000
	Woori Bank	7.50		—	603 (VND 12,068,234)

			~~W~~	307,000	20,603

(*1)	As of September 30, 2020, 6M financial I (bank) rate is 0.83%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

15.	Borrowings and Debentures, Continued

(2)	Changes in long-term borrowings for the nine-month period ended September 30, 2020 are as follows:

(In millions of won, thousands of other currencies)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	50,388
Non-current					1,972,149

As of January 1, 2020					2,022,537

New long-term borrowings:
	UBS	0.00	Mar. 28, 2025		597 (CHF 500)
	FAE	0.00	May 7, 2025		653 (CHF 500)
	Woori Bank(*1)	3M CD + 3.03	Jul. 10, 2025		5,000
	Woori Investment Bank Co., Ltd.(*1)	3M CD + 3.03	Jul. 10, 2025		5,000
	Woori Bank(*1)	3M CD + 3.99	Jul. 10, 2025		110

					11,360

Repayments of long-term borrowings:
	Korea Development Bank(*1)	3M CD + 0.61	Dec. 20, 2021		(9,187)
	Korea Development Bank(*1)	3M CD + 0.71	Dec. 21, 2022		(9,375)
	Credit Agricole CIB(*1)	3M CD + 0.82	Dec. 14, 2023		(9,375)
	Export Kreditnamnden	1.70	Apr. 29, 2022		(6,670)

					(34,607)

Other changes(*2)					5,031

Current(*3)					50,646
Non-current(*3)					1,953,675

As of September 30, 2020				~~W~~	2,004,321

(*1)	As of September 30, 2020, 3M CD rate is 0.62%.
(*2)

Other changes include the effects on foreign currency translation of long-term borrowings and changes in present value discount on long-term borrowings for the nine-month period ended September 30, 2020.

(*3)	~~W~~34,928 million was reclassified from non-current to current during the nine-month period ended September 30, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2020 are as follows:

(In millions of won, thousands of U.S. dollars)
	Purpose	Annual interest rate (%)	Maturity	Face value			Book value
Current				~~W~~	967,340		966,939
Non-current					7,281,874		7,253,894

As of January 1, 2020					8,249,214		8,220,833
Debentures newly issued:
Unsecured corporate bonds	Operating and refinancing fund	1.64	Jan. 13, 2023		170,000		169,368
	Operating fund	1.75	Jan. 14, 2025		130,000		129,515
		1.83	Jan. 14, 2030		50,000		49,811
		1.87	Jan. 14, 2040		70,000		69,737
Floating-rate notes(*1)		3M LIBOR + 0.91	Jun. 4, 2025		357,420 (USD 300,000)		355,296 (USD 300,000)
Unsecured corporate bonds(*2)	Refinancing fund	1.48	Jun. 9, 2023		100,000		99,562
	Operating and refinancing fund	1.64	Jun. 11, 2025		100,000		99,574
	Refinancing fund	1.41	Sept. 25, 2025		160,000		159,326
Private placement corporate bonds(*3)	Operating fund	—	Oct. 1, 2023		6,168		5,783

					1,143,588		1,137,972

Debentures repaid:
Floating-rate notes	Operating fund	3M LIBOR + 0.88	Mar. 7, 2020		(355,500 (USD 300,000	) )	(355,500 (USD 300,000	) )
Unsecured corporate bonds(*2)		2.49	Jan. 14, 2020		(160,000)		(160,000)
		2.43	Jul. 15, 2020		(140,000)		(140,000)
Unsecured corporate bonds	Refinancing fund	1.93	Apr. 25, 2020		(60,000)		(60,000)

					(715,500)		(715,500)

Other changes(*4)					21,630		27,335

Current(*5)					690,000		689,666
Non-current(*5)					8,008,932		7,980,974

As of September 30, 2020				~~W~~	8,698,932		8,670,640

(*1)	As of September 30, 2020, 3M LIBOR rate is 0.22%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2020 are as follows, Continued:

(*2)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*3)	Private placement corporate bonds were issued by Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company.
(*4)	Other changes include the effects on foreign currency translation of debentures and changes in present value discount on debentures for the nine-month period ended September 30, 2020.
(*5)	~~W~~429,513 million was reclassified from non-current to current during the nine-month period ended September 30, 2020.

16.	Long-Term Payables – Other

(1)	Long-term payables – other as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Payables related to acquisition of frequency usage rights	~~W~~	1,137,617	1,544,699
Other		1,996	5,468

	~~W~~	1,139,613	1,550,167

(2)	As of September 30, 2020 and December 31, 2019, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (see note 14):

(In millions of won)
	September 30, 2020		December 31, 2019
Long-term payables – other	~~W~~	1,626,040	2,051,389
Present value discount on long-term payables – other		(64,895)	(82,851)
Current installments of long-term payables – other		(423,528)	(423,839)

Carrying amount at period end	~~W~~	1,137,617	1,544,699

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

16.	Long-Term Payables – Other, Continued

(3)

The principal amount of the long-term payables – other repaid for the nine-month period ended September 30, 2020 is ~~W~~425,349 million. The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of September 30, 2020 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1~3 years		444,480
3~5 years		382,290
More than 5 years		373,921

	~~W~~	1,626,040

17.	Provisions

Changes	in provisions for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2020								As of September 30, 2020
	Beginning balance		Increase	Utilization	Reversal	Other	Business combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	80,587	6,815	(2,681)	(1,131)	14	626	84,230	55,658	28,572
Emission allowance		5,257	5,963	—	(3,575)	—	—	7,645	7,645	—
Other provisions(*)		57,385	4,590	(23,891)	(1,904)	(3)	2,129	38,306	25,791	12,515

	~~W~~	143,229	17,368	(26,572)	(6,610)	11	2,755	130,181	89,094	41,087

(*)	~~W~~24,617 million of current provisions and ~~W~~68 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.(see note 32)

(In millions of won)
	For the nine-month period ended September 30, 2019								As of September 30, 2019
	Beginning balance		Increase	Utilization	Reversal	Other	Changes in consolidation	Ending balance	Current	Non-current
Provision for restoration	~~W~~	77,741	3,688	(2,514)	(1,704)	83	40	77,334	44,905	32,429
Emission allowance		2,238	3,495	(1,085)	(932)	—	—	3,716	3,716	—
Other provisions(*)		107,229	708	(28,223)	(103)	(11,645)	—	67,966	37,867	30,099

	~~W~~	187,208	7,891	(31,822)	(2,739)	(11,562)	40	149,016	86,488	62,528

(*)	~~W~~37,475 million of current provisions and ~~W~~30,099 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

18.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	1,266,695	1,136,787
Fair value of plan assets		(974,967)	(965,654)

Defined benefit assets(*)		—	(1,125)

Defined benefit liabilities		291,728	172,258

(*)

Since Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2020		September 30, 2019
Beginning balance	~~W~~	1,136,787	926,302
Business combination		1,742	3,653
Current service cost		145,984	127,404
Past service cost		815	—
Interest cost		17,708	17,480
Remeasurement - Adjustment based on experience		19,673	8,264
Benefit paid		(55,378)	(60,336)
Others		(636)	3,947

Ending balance	~~W~~	1,266,695	1,026,714

(3)	Changes in plan assets for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2020		September 30, 2019
Beginning balance	~~W~~	965,654	816,699
Business combination		485	3,207
Interest income		15,697	14,786
Remeasurement		(1,644)	(1,302)
Contributions		54,409	51,254
Benefit paid		(58,531)	(66,119)
Others		(1,103)	848

Ending balance	~~W~~	974,967	819,373

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

18.	Defined Benefit Liabilities (Assets), Continued

(4)	Total cost of benefit plan, which is recognized in profit and loss and capitalized into construction-in-progress, for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2020		September 30, 2019
Current service cost	~~W~~	145,984	127,404
Past service cost		815	—
Net interest cost		2,011	2,694

	~~W~~	148,810	130,098

19.	Derivative Instruments

(1)	Changes in derivative contracts for the nine-month period ended September 30, 2020 are as follows:

(In thousands of other currencies)
	Hedged items			Hedging instruments
	Date	Item	Risk type	Contract type	Financial institution	Duration of contract
Expired	Mar. 7, 2013	U.S. dollar-denominated bonds’ face value of USD 300,000	Currency risk and Interest rate risk	Floating-to-fixed cross-currency interest rate swap	DBS bank	Mar. 7, 2013~ Mar. 7, 2020
Contracted	Mar. 4, 2020	U.S. dollar-denominated bonds’ face value of USD 300,000	Currency risk and Interest rate risk	Floating-to-fixed cross-currency interest rate swap	Citibank	Mar. 4, 2020~ Jun. 4, 2025

(2)

Eleven Street Co., Ltd., a subsidiary of Parent Company, entered into put options in April 2020 with buyers for all or part of 1,157,042 common shares of Korea Center Co., Ltd. owned by the Group. Details of the put options are as follows:

Number of shares	Exercise period	Exercise price
1,157,042	Jan. 1, 2021~Jun. 30, 2021	Applied to 106% of 23,767 won

Granting condition

Eleven Street Co., Ltd. is granted put options for selling all or part of the shares above to the buyers when the trading volume weighted average price in the KOSDAQ market of the common stock of the target company does not exceed ~~W~~23,767 for three consecutive business days from October 1, 2020 to December 31, 2020.

(3)

The Group has entered into an agreement regarding a share in order to establish a partnership for the growth of e-commerce business operated by Eleven Street Co., Ltd., a subsidiary of the Parent Company, whereby the Group is allowed to grant right to the counterparty to acquire new preferred shares when conditions of business performance or a stock listing are met. Exercise period of the right is 5 years from July 1, 2020, which is the date of the agreement. The Group determined the agreement is a derivative financial liability in accordance with K-IFRS No.1109 and recognized the liability amounting to ~~W~~15,883 million as of September 30, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

20.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	September 30, 2020		December 31, 2019
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(1,815,953)	(1,696,997)
Hybrid bonds(*1)		398,759	398,759
Share option(note 21)		1,443	1,302
Others(*2)		(402,443)	(612,470)

	~~W~~	1,097,693	1,006,481

(*1)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

(2)	There were no changes in share capital for the nine-month periods ended September 30, 2020 and 2019 and details of shares outstanding as of September 30, 2020 and 2019 are as follows:

(In shares)	September 30, 2020			September 30, 2019
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	8,106,133	72,639,578	80,745,711	8,875,883	71,869,828

(3)	Details of treasury shares as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	September 30, 2020		December 31, 2019
Number of shares(*)		8,106,133	7,609,263
Acquisition cost	~~W~~	1,815,953	1,696,997

(*)	The Parent Company acquired 496,870 of its treasury shares for ~~W~~118,956 million to enhance shareholder value through stabilization of stock price for the nine-month period ended September 30, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

21.	Share Option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	1-1	1-2	1-3	2	3	4	5
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares				Reissue of treasury shares, cash settlement
Number of shares (in shares)	22,168	22,168	22,168	1,358	4,177	1,734	127,643
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date

	One Store Co., Ltd.	DREAMUS COMPANY
		1-1	1-2	1-3
Grant date	April 27, 2018	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of One Store Co., Ltd.	Common shares of DREAMUS COMPANY
Grant method	Issuance of new shares	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*)	712,150	386,680	386,672	386,648
Exercise price (in won)	5,390	9,160	9,160	9,160
Exercise period	Apr. 28, 2020~ Apr. 27, 2024	Mar. 29, 2021~ Mar. 28, 2024	Mar. 29, 2022~ Mar. 28, 2025	Mar. 29, 2023~ Mar. 28, 2026
Vesting conditions	2 years’ service from the grant date	(a) 2 years’ service from the grant date	(a) 3 years’ service from the grant date	(a) 4 years’ service from the grant date
		(b) Average stock price for the exercise period is more than 150% of the exercise price	(b) Average stock price for the exercise period is more than 150% of the exercise price	(b) Average stock price for the exercise period is more than 150% of the exercise price

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

21.	Share Option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

	Incross Co., Ltd.
	3	4	5	6	7	8
Grant date	March 30, 2016	March 7, 2017	March 7, 2018	March 7, 2019	October 15, 2019	March 10, 2020
Types of shares to be issued	Common shares of Incross Co., Ltd.
Grant method	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*)	5,000	29,625	9,900	6,600	59,225	19,800
Exercise price (in won)	10,571	17,485	25,861	16,895	22,073	26,291
Exercise period	Mar. 30, 2019~ Mar. 30, 2022	Mar. 7, 2020~ Mar. 6, 2023	Mar. 7, 2021~ Mar. 6, 2024	Mar. 7, 2022~ Mar. 6, 2025	Oct. 15, 2022~ Oct. 14, 2025	Mar. 10, 2023~ Mar. 10, 2026
Vesting conditions	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date

	Life & Security Holdings Co., Ltd.				FSK L&S Co., Ltd.
	1-1	1-2	1-3	1-4
Grant date	August 22, 2019				May 31, 2019
Types of shares to be issued	Common shares of Life & Security Holdings Co., Ltd.				Common shares of FSK L&S Co., Ltd.
Grant method	Cash settlement				Issuance of new shares
Number of shares (in shares)(*)	3,387	2,018	4,996	4,983	43,955
Exercise price (in won)	949,940	949,940	1,025,935	1,108,010	10,000
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing(June 30, 2023) of Life & Security Holdings Co., Ltd.				June 30, 2022~ May 31, 2025
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing(June 30, 2023) of Life & Security Holdings Co., Ltd.
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing(June 30, 2023) of Life & Security Holdings Co., Ltd.
Vesting conditions	Service provided until December 31, 2019	Service provided until December 31, 2020	Service provided until December 31, 2020	Service provided until December 31, 2021	3 years’ service from the grant date

(*)

Some of stock options granted by One Store Co., Ltd., DREAMUS COMPANY and Life & Security Holdings Co., Ltd. that have not met the vesting conditions have been forfeited, and some of the stock options granted by One Store Co., Ltd. and Incross Co., Ltd. have been exercised during the nine-month period ended September 30, 2020.

(2)	Share compensation expense recognized for the nine-month period ended September 30, 2020 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2019	~~W~~	3,276
For the nine-month period ended September 30, 2020		1,818
In subsequent periods		2,185

	~~W~~	7,279

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

21.	Share Option, Continued

(3)	The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Parent Company
	Series
	1-1	1-2	1-3	2	3	4	5
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962

(In won)	One Store Co., Ltd.	DREAMUS COMPANY
		1-1	1-2	1-3
Risk-free interest rate	2.58%	1.73%	1.77%	1.82%
Estimated option’s life	6 years	—	—	—
Share price (Closing price on the preceding day)	4,925	8,950	8,950	8,950
Expected volatility	9.25%	32.34%	32.34%	32.34%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Exercise price	5,390	9,160	9,160	9,160
Per-share fair value of the option	566	1,976	2,189	2,356

(In won)	Incross Co., Ltd.						FSK L&S Co., Ltd.
	3	4	5	6	7	8
Risk-free interest rate	2.09%	1.35%	1.50%	1.76%	1.41%	1.16%	1.64%
Estimated option’s life	6 years	6 years	6 years	6 years	6 years	6 years	—
Share price (Closing price on the preceding day)	17,993	43,843	27,300	17,000	22,050	22,350	10,455
Expected volatility	20.67%	18.67%	21.28%	25.58%	42.37%	41.69%	16.20%
Expected dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Exercise price	10,571	17,485	25,861	16,895	22,073	26,291	10,000
Per-share fair value of the option	1,965	9,423	7,277	4,887	9,209	7,813	1,420

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

21.	Share Option, Continued

(3)

The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	Life & Security Holdings Co., Ltd.
	1-1, 1-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	949,940	949,940	949,940
Per-share fair value of the option	144,513	145,878	162,219

(In won)	Life & Security Holdings Co., Ltd.
	1-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	1,025,935	1,025,935	1,025,935
Per-share fair value of the option	123,004	125,792	141,861

(In won)	Life & Security Holdings Co., Ltd.
	1-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	1.47%	1.47%	1.47%
Estimated option’s life	4 years	4.5 years	5 years
Share price	964,084	964,084	964,084
Expected volatility	25.84%	26.76%	26.79%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	1,108,010	1,108,010	1,108,010
Per-share fair value of the option	101,207	105,797	120,924

As One Store Co., Ltd., FSK L&S Co., Ltd. and Life & Security Holdings Co., Ltd., the subsidiaries of the Parent Company, are unlisted, the share price is calculated using the discounted cash flow model.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

22.	Retained Earnings

Retained earnings as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,531,138
Reserve for technology development		4,365,300	4,265,300

		16,018,758	15,818,758
Unappropriated		6,576,958	6,416,527

	~~W~~	22,595,716	22,235,285

23.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Valuation gain (loss) on FVOCI	~~W~~	293,934	(47,086)
Other comprehensive loss of investments in associates and joint ventures		(259,282)	(278,142)
Valuation gain (loss) on derivatives		17,714	(920)
Foreign currency translation differences for foreign operations		3,382	(3,428)

	~~W~~	55,748	(329,576)

(2)	Changes in reserves for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2019	~~W~~	(124)	(334,637)	(41,601)	2,920	(373,442)
Changes, net of taxes		(40,145)	97,863	35,887	4,898	98,503
Balance at September 30, 2019	~~W~~	(40,269)	(236,774)	(5,714)	7,818	(274,939)
Balance at January 1, 2020	~~W~~	(47,086)	(278,142)	(920)	(3,428)	(329,576)
Changes, net of taxes		341,020	18,860	18,634	6,810	385,324

Balance at September 30, 2020	~~W~~	293,934	(259,282)	17,714	3,382	55,748

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

24.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	~~W~~	10,574	32,445	11,726	32,601
Utilities		97,032	258,577	90,272	237,537
Taxes and dues		5,198	31,647	7,970	34,728
Repair		96,057	274,379	87,336	268,646
Research and development		104,846	320,051	93,631	289,619
Training		9,355	24,000	10,099	25,900
Bad debt for accounts receivable – trade		10,021	40,251	6,000	21,253
Travel		3,489	11,351	7,056	21,942
Supplies and others		81,130	226,010	59,797	186,916

	~~W~~	417,702	1,218,711	373,887	1,119,142

25.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	3,186	7,585	4,276	11,769
Gain on business transfer		—	12,451	10,147	10,147
Others		6,914	35,470	5,905	14,900

	~~W~~	10,100	55,506	20,328	36,816

Other non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	45	12,745	—	1,337
Loss on disposal of property and equipment and intangible assets		14,099	39,686	8,777	34,805
Donations		729	11,337	3,320	15,776
Bad debt for accounts receivable – other		871	3,047	1,265	3,360
Loss on impairment of investment assets		—	—	272	1,670
Others		4,507	11,494	2,672	11,272

	~~W~~	20,251	78,309	16,306	68,220

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

26.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	13,018	37,461	17,817	46,912
Gain on sale of accounts receivable – other		7,321	14,834	2,366	14,353
Dividends		—	1,008	—	9,924
Gain on foreign currency transactions		1,593	6,912	3,523	9,168
Gain on foreign currency translations		—	5,032	4,915	9,928
Gain on valuation of derivatives		—	14,696	—	465
Gain on settlement of derivatives		113	7,702	—	389
Gain relating to financial assets at FVTPL		2,593	3,340	1,128	3,026
Gain relating to financial liabilities at FVTPL		—	—	—	56

	~~W~~	24,638	90,985	29,749	94,221

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Costs:
Interest expenses	~~W~~	91,939	284,375	98,730	300,504
Loss on sale of accounts receivable – other		—	—	—	561
Loss on foreign currency transactions		1,696	7,070	4,486	10,111
Loss on foreign currency translations		1,084	5,041	3,711	8,051
Loss on disposal of long-term investment securities		—	101	—	—
Loss on valuation of derivatives		15,883	15,883	—	—
Loss on settlement of derivatives		—	2,179	—	317
Loss relating to financial assets at FVTPL		9,510	10,303	—	182
Loss relating to financial liabilities at FVTPL		—	—	—	43

	~~W~~	120,112	324,952	106,927	319,769

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and financial instruments	~~W~~	6,393	19,031	7,202	22,351
Interest income on loans and others		6,625	18,430	10,615	24,561

	~~W~~	13,018	37,461	17,817	46,912

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

26.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expenses on borrowings	~~W~~	25,844	78,861	26,149	77,777
Interest expenses on debentures		56,247	169,337	56,376	168,252
Others		9,848	36,177	16,205	54,475

	~~W~~	91,939	284,375	98,730	300,504

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	~~W~~	10,021	40,251	6,000	21,253
Other receivables		871	3,047	1,265	3,360

	~~W~~	10,892	43,298	7,265	24,613

27.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

28.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2020 and 2019 are calculated as follows:

(In millions of won, except for share data)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit attributable to owners of the Parent Company	~~W~~	386,899	1,123,549	274,380	916,966
Interest on hybrid bonds		(3,692)	(11,075)	(3,692)	(11,075)

Profit for the period on common shares	~~W~~	383,207	1,112,474	270,688	905,891

Weighted average number of common shares outstanding		73,041,207	73,104,469	71,869,828	71,869,828

Basic earnings per share (in won)	~~W~~	5,247	15,218	3,766	12,605

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

28.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2020 and 2019 are calculated as follows:

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued shares at January 1, 2020	80,745,711	80,745,711	80,745,711
Treasury shares at January 1, 2020	(7,609,263)	(7,609,263)	(7,609,263)
Acquisition of treasury shares	(496,870)	(95,241)	(31,979)

	72,639,578	73,041,207	73,104,469

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended September 30	Nine-month period ended September 30
Issued shares at January 1, 2019	80,745,711	80,745,711	80,745,711
Treasury shares at January 1, 2019	(8,875,883)	(8,875,883)	(8,875,883)

	71,869,828	71,869,828	71,869,828

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and nine-month period ended September 30, 2020 are calculated as follows:

(In millions of won, except for share data)	2020
	Three-month period ended September 30		Nine-month period ended September 30
Profit for the period on common shares	~~W~~	383,207	1,112,474
Adjusted weighted average number of common shares outstanding		73,061,892	73,114,592

Diluted earnings per share (in won)	~~W~~	5,245	15,215

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

28.	Earnings per Share, Continued

(2)	Diluted earnings per share, Continued

2)	The adjusted weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2020 are calculated as follows:

(In shares)	Weighted average number of common shares
	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares at January 1, 2020	73,136,448	73,136,448
Effect of treasury shares	(95,241)	(31,979)
Effect of share option	20,685	10,123

Adjusted weighted average number of common shares outstanding	73,061,892	73,114,592

For the three and nine-month period ended September 30, 2019, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

29.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,883,799	—	1,883,799
Financial instruments		—	—	—	1,052,490	—	1,052,490
Short-term investment securities		126,487	—	—	—	—	126,487
Long-term investment securities(*)		180,275	1,214,135	1,165	—	—	1,395,575
Accounts receivable - trade		—	—	—	2,362,740	—	2,362,740
Loans and other receivables		464,830	—	—	1,203,743	—	1,668,573
Derivative financial assets		20,514	—	—	—	174,414	194,928

	~~W~~	792,106	1,214,135	1,165	6,502,772	174,414	8,684,592

(*)	The Group designated ~~W~~1,214,135 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

29.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of September 30, 2020 and December 31, 2019 are as follows, Continued:

(In millions of won)	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,270,824	—	1,270,824
Financial instruments		—	—	—	831,637	—	831,637
Short-term investment securities		166,666	—	—	—	—	166,666
Long-term investment securities(*)		142,316	710,272	4,627	—	—	857,215
Accounts receivable - trade		—	—	—	2,247,895	—	2,247,895
Loans and other receivables		532,225	—	—	1,131,342	—	1,663,567
Derivative financial assets		6,074	—	—	—	144,886	150,960

	~~W~~	847,281	710,272	4,627	5,481,698	144,886	7,188,764

(*)	The Group designated ~~W~~710,272 million of equity instruments that are not held for trading as financial assets at FVOCI.

(2)	Financial liabilities by category as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	371,040	—	371,040
Derivative financial liabilities		15,883	—	21,738	37,621
Borrowings		—	2,311,321	—	2,311,321
Debentures		—	8,670,640	—	8,670,640
Lease liabilities(*)		—	641,334	—	641,334
Accounts payable – other and others		—	5,601,825	—	5,601,825

	~~W~~	15,883	17,596,160	21,738	17,633,781

(In millions of won)
	December 31, 2019
	Financial liabilities at amortized cost		Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	438,297	—	438,297
Derivative financial liabilities		—	1,043	1,043
Borrowings		2,043,140	—	2,043,140
Debentures		8,220,833	—	8,220,833
Lease liabilities(*)		712,740	—	712,740
Accounts payable – other and others		6,563,030	—	6,563,030

	~~W~~	17,978,040	1,043	17,979,083

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

30.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities and accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occurs are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2020 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	83,440	~~W~~	97,917	1,540,312	~~W~~	1,807,556
EUR	4,015		5,498	2,962		4,056
JPY	292,320		3,251	2,005		22
Others	—		2,516	—		716

		~~W~~	109,182		~~W~~	1,812,350

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of September 30, 2020, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	6,550	(6,550)
EUR		144	(144)
JPY		323	(323)
Others		180	(180)

	~~W~~	7,197	(7,197)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures, and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analyses to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2020, the floating-rate borrowings and debentures of the Group are ~~W~~114,173 million and ~~W~~352,050 million, respectively, and the Group has entered into interest rate swap agreements for most of floating rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1% with all other variables held constant, profit before income taxes for the nine-month period ended September 30, 2020, would change by ~~W~~226 million in relation to the floating-rate borrowings that are exposed to interest rate risk.

As of September 30, 2020, the face value of floating-rate long-term payables – other is ~~W~~1,626,040 million. If the interest rate increases (decreases) 1% with all other variables held constant, profit before income taxes for the nine-month period ended September 30, 2020 would change by ~~W~~12,195 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Cash and cash equivalents	~~W~~	1,883,551	1,270,572
Financial instruments		1,052,490	831,637
Investment securities		10,086	13,548
Accounts receivable – trade		2,362,740	2,247,895
Contract assets		139,103	191,858
Loans and other receivables		1,668,573	1,663,567
Derivative financial assets		194,928	150,960

	~~W~~	7,311,471	6,370,037

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

The Group establishes loss allowance in respect of accounts receivable – trade and other. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of September 30, 2020.

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalent balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2020 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable – trade	~~W~~	371,040	371,040	371,040	—	—
Borrowings(*)		2,311,321	2,633,883	439,505	2,194,378	—
Debentures(*)		8,670,640	9,861,900	910,222	6,019,333	2,932,345
Lease liabilities		641,334	672,967	296,030	321,568	55,369
Accounts payable – other and others(*)		5,601,825	5,730,610	4,491,586	863,176	375,848

	~~W~~	17,596,160	19,270,400	6,508,383	9,398,455	3,363,562

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk, Continued

As of September 30, 2020, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	174,414	177,297	26,194	128,471	22,632
Liabilities		(21,738)	(21,981)	(960)	(21,021)	—

	~~W~~	152,676	155,316	25,234	107,450	22,632

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that for the year ended December 31, 2019.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both from the condensed consolidated interim financial statements.

Debt-equity ratio as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Total liabilities	~~W~~	22,335,468	21,788,084
Total equity		24,323,025	22,823,536
Debt-equity ratios		91.83%	95.46%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

30.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	792,106	27,838	563,717	200,551	792,106
Derivatives hedging instrument		174,414	—	174,414	—	174,414
FVOCI		1,215,300	857,249	—	358,051	1,215,300

	~~W~~	2,181,820	885,087	738,131	558,602	2,181,820

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	15,883	—	—	15,883	15,883
Derivatives hedging instrument		21,738	—	21,738	—	21,738

	~~W~~	37,621	—	21,738	15,883	37,621

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,311,321	—	2,494,410	—	2,494,410
Debentures		8,670,640	—	9,293,778	—	9,293,778
Long-term payables – other		1,563,141	—	1,585,007	—	1,585,007

	~~W~~	12,545,102	—	13,373,195	—	13,373,195

(In millions of won)	December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	847,281	—	668,891	178,390	847,281
Derivatives hedging instrument		144,886	—	144,886	—	144,886
FVOCI		714,899	407,651	—	307,248	714,899

	~~W~~	1,707,066	407,651	813,777	485,638	1,707,066

Financial liabilities that are measured at fair value:
Derivatives hedging instrument	~~W~~	1,043	—	1,043	—	1,043

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,043,140	—	2,191,037	—	2,191,037
Debentures		8,220,833	—	8,714,408	—	8,714,408
Long-term payables – other		1,974,006	—	2,008,493	—	2,008,493

	~~W~~	12,237,979	—	12,913,938	—	12,913,938

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities based on fair value hierarchy as of September 30, 2020 and December 31, 2019 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVTPL and FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods and others. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used for such valuation methods include swap rate, interest rate and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of September 30, 2020 are as follows:

Interest rate
Derivative instruments	0.26% ~ 1.38%
Borrowings and debentures	0.96% ~ 2.00%
Long-term payables – other	0.89% ~ 1.52%

2)

There have been no transfers between Level 2 and Level 1 for the nine-month period ended September 30, 2020. The changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2020 are as follows:

(In millions of won)
	Balance at January 1, 2020		Profit (loss) for the period	OCI	Acquisition	Disposal	Transfer	Business combi- nation	Balance at September 30, 2020
Financial assets:
FVTPL	~~W~~	178,390	8,831	584	53,466	(38,734)	(2,002)	16	200,551
FVOCI		307,248	(101)	11,446	37,155	(299)	(3,621)	6,223	358,051

	~~W~~	485,638	8,730	12,030	90,621	(39,033)	(5,623)	6,239	558,602

Financial liabilities:
FVTPL	~~W~~	—	(15,883)	—	—	—	—	—	(15,883)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

30.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed consolidated interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	288,344	(194,042)	94,302
Financial liabilities:
Accounts payable – other and others	~~W~~	269,100	(194,042)	75,058

(In millions of won)	December 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	102,241	(100,895)	1,346
Financial liabilities:
Accounts payable – other and others	~~W~~	100,895	(100,895)	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

31.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 48 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

As of September 30, 2020, the Group is included to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	669	6,190	545	5,420
Defined benefits plan expenses		175	3,283	142	1,095
Share option		32	125	66	260

	~~W~~	876	9,598	753	6,775

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)
		For the period ended September 30, 2020
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	10,395	29,200	121,872	495,538	10,371	28,847

Associates	F&U Credit information Co., Ltd.		466	1,538	12,497	38,405	—	—
	SK hynix Inc.(*3)		22,620	201,482	51	212	—	—
	KEB HanaCard Co., Ltd.		125	533	770	2,325	—	—
	SK Wyverns Co., Ltd.		321	958	6,209	18,272	—	—
	Contents Wavve Co., Ltd.		185	346	15,076	40,220	—	—
	Others(*4)		11,943	55,128	2,703	7,558	—	—

			35,660	259,985	37,306	106,992	—	—

Others	SK Engineering & Construction Co., Ltd.		2,495	10,567	3	104	—	—
	SK Innovation Co., Ltd.		6,250	27,475	4,273	11,721	—	—
	SK Networks Co., Ltd.(*5)		3,673	10,598	271,842	763,843	6	18
	SK Networks Service Co., Ltd.		1,847	5,154	19,250	54,114	319	877
	SK Telesys Co., Ltd.		88	285	2,393	7,534	4,830	15,079
	SK TNS Co., Ltd.		192	825	7,530	18,749	105,863	300,454
	SK Energy Co., Ltd.		4,189	10,843	79	310	—	—
	SK hynix Semiconductor (China) Ltd.		23,864	49,785	—	—	—	—
	SK Battery Hungary Kft.		1,958	14,360	—	—	—	—
	SK Global Chemical Co., Ltd.		5,190	17,336	1	9	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		4,762	12,518	—	8	—	—
	Others		28,053	69,013	31,809	90,048	15,254	38,977

			82,561	228,759	337,180	946,440	126,272	355,405

		~~W~~	128,616	517,944	496,358	1,548,970	136,643	384,252

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.
(*4)	Operating revenue and others include ~~W~~18,537 million of dividends received from Korea IT Fund and Pacific Telecom Inc. which was deducted from the investment in associates.
(*5)	Operating expense and others include costs for handset purchases amounting to ~~W~~719,709 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2020 and 2019 are as follows, Continued:

(In millions of won)
		For the period ended September 30, 2019
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	8,652	25,455	112,775	503,033	18,217	28,925

Associates	F&U Credit information Co., Ltd.		581	1,795	15,296	41,388	—	—
	SK hynix Inc.(*3)		14,292	255,440	40	409	—	—
	KEB HanaCard Co., Ltd.		99	693	634	1,700	—	—
	SK Wyverns Co., Ltd.		317	952	3,135	18,388	—	—
	Others(*4)		1,525	9,855	3,809	10,069	—	37

			16,814	268,735	22,914	71,954	—	37

Others	SK Engineering & Construction Co., Ltd.		2,223	7,286	342	820	2,400	7,400
	SK Innovation Co., Ltd.		9,664	21,073	961	1,354	—	—
	SK Networks Co., Ltd.(*5)		5,418	24,137	328,742	801,098	—	443
	SK Networks Service Co., Ltd.		238	768	20,568	54,336	717	743
	SK Telesys Co., Ltd.		117	353	2,234	6,791	11,859	27,272
	SK TNS Co., Ltd.		62	179	11,939	23,841	127,966	290,302
	SK Energy Co., Ltd.		2,437	10,626	70	421	—	—
	SK hynix Semiconductor (China) Ltd.		14,431	59,876	—	—	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		3,786	10,181	31	100	—	—
	Others		23,533	62,291	45,518	76,850	30,205	50,868

			61,909	196,770	410,405	965,611	173,147	377,028

		~~W~~	87,375	490,960	546,094	1,540,598	191,364	405,990

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~219,151 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.
(*4)	Operating revenue and others include ~~W~~8,350 million of dividends received from Korea IT Fund and UniSK which was deducted from the investment in associates.
(*5)	Operating expense and others include costs for handset purchases amounting to ~~W~~779,858 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)		September 30, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	5,236	41,436

Associates	F&U Credit information Co., Ltd.		—	27	5,037
	SK hynix Inc.		—	27,166	—
	Wave City Development Co., Ltd.(*1)		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	4,994	—
	KEB HanaCard Co., Ltd.		—	5,830	109,985
	Contents Wavve Co., Ltd.		—	348	1,316
	Others		204	9,922	75

			22,351	79,810	116,413

Others	SK Engineering & Construction Co., Ltd.		—	720	—
	SK Innovation Co., Ltd.		—	6,006	19,722
	SK Networks Co., Ltd.		—	2,712	99,498
	SK Networks Service Co., Ltd.		—	46	11,995
	SK Telesys Co., Ltd.		—	33	6,805
	SK TNS Co., Ltd.		—	144	8,342
	SK Energy Co., Ltd.		—	2,649	1,750
	SK hystec inc.		—	308	6,080
	SK hynix Semiconductor (China) Ltd.		—	9,246	—
	SK Battery Hungary Kft.		—	966	—
	SK Global Chemical Co., Ltd.		—	1,748	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		—	1,839	24
	Others		—	16,605	26,981

			—	43,022	181,197

		~~W~~	22,351	128,068	339,046

(*1)	As of September 30, 2020, the Parent Company recognized loss allowance amounting to ~~W~~13,283 million on the accounts receivable – trade.
(*2)	As of September 30, 2020, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2020 and December 31, 2019 are as follows, Continued:

(In millions of won)		December 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	7,941	87,519

Associates	F&U Credit information Co., Ltd.		—	2	4,869
	SK hynix Inc.		—	21,510	48
	Wave City Development Co., Ltd.(*1)		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	2,490	2,262

			22,351	61,909	16,653

Others	SK Engineering & Construction Co., Ltd.		—	4,422	97
	SK Innovation Co., Ltd.		—	7,496	22,673
	SK Networks Co., Ltd.		—	3,469	85,421
	SK Networks Service Co., Ltd.		—	—	10,820
	SK Telesys Co., Ltd.		—	30	16,319
	SK TNS Co., Ltd.		—	14	200,703
	SK Energy Co., Ltd.		—	2,757	1,886
	SK hystec inc.		—	848	687
	SK hynix Semiconductor (China) Ltd.		—	8,556	—
	SK Battery Hungary Kft.		—	1,249	—
	SK Global Chemical Co., Ltd.		—	1,265	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		—	1,738	62
	Others		—	18,277	40,011

			—	50,121	378,679

		~~W~~	22,351	119,971	482,851

(*1)	As of December 31, 2019, the Parent Company recognized loss allowance amounting to ~~W~~13,283 million on the accounts receivable – trade.
(*2)	As of December 31, 2019, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

(5)	SK Infosec Co., Ltd., a subsidiary of the Parent Company, provided a blank note to SK Holdings Co., Ltd. with regards to performance guarantee.

(6)	SK Telink Co., Ltd., a subsidiary of the Parent Company, is holding a blank note provided by SK Holdings Co., Ltd. with regards to a performance guarantee.

(7)	The details of additional investments and disposal of associates and joint ventures for the nine-month period ended September 30, 2020 are described in note 11.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

32.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~4,220 million as of September 30, 2020.

In addition, Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd. for the long-term borrowings with a face value of ~~W~~1,900,000 million as of September 30, 2020, and ~~W~~21,082 million of short-term financial instruments held by Incross Co., Ltd., a subsidiary of the Parent Company, are pledged for the purpose with regards to performance guarantee.

(2)	Legal claims and litigations

As of September 30, 2020, the Group is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that SK Planet Co., Ltd., a subsidiary of the Parent Company, was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties for the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between the SK Planet Co., Ltd. and Nonghyup Bank will be maintained until April 2021, and the SK Planet Co., Ltd. is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to K-IFRS No.1037, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ~~W~~24,617 million and ~~W~~68 million are recognized as current provisions and non-current provisions, respectively, as of September of 30, 2020.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~530,161 million as of September 30, 2020, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2020		September 30, 2019
Interest income	~~W~~	(37,461)	(46,912)
Dividends		(1,008)	(9,924)
Gain on foreign currency translations		(5,032)	(9,928)
Gain on valuation of derivatives		(14,696)	(465)
Gain on settlement of derivatives		(7,702)	(389)
Gain on sale of accounts receivable – other		(14,834)	(14,353)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(673,800)	(479,876)
Gain on disposal of property and equipment and intangible assets		(7,585)	(11,769)
Gain on business transfer		(12,451)	—
Gain relating to financial assets at FVTPL		(3,340)	(3,026)
Gain relating to financial liabilities at FVTPL		—	(56)
Other income		(2,575)	(10,486)
Interest expense		284,375	300,504
Loss on foreign currency translations		5,041	8,051
Loss on disposal of long-term investment securities		101	—
Loss on sale of accounts receivable – other		—	561
Income tax expense		305,405	263,304
Expense related to defined benefit plan		148,810	130,098
Share option		1,818	732
Depreciation and amortization		3,085,306	2,906,887
Bad debt for account receivables – trade		40,251	21,253
Loss on disposal of property and equipment and intangible assets		39,686	34,805
Impairment loss on property and equipment and intangible assets		12,745	1,337
Bad debt for accounts receivable – other		3,047	3,360
Loss on valuation of derivatives		15,883	—
Loss on settlement of derivatives		2,179	317
Loss relating to financial assets at FVTPL		10,303	182
Loss relating to financial liabilities at FVTPL		—	43
Loss on impairment of investment assets		—	1,670
Other expenses		14,628	16,475

	~~W~~	3,189,094	3,102,395

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2020		September 30, 2019
Accounts receivable – trade	~~W~~	(153,451)	(189,692)
Accounts receivable – other		16,235	(54,422)
Advance payments		(15,150)	(94,194)
Prepaid expenses		118,257	(572,685)
Inventories		(52,116)	77,571
Long-term accounts receivable – other		58,115	(254,742)
Contract assets		52,601	(49,733)
Guarantee deposits		11,321	3,827
Accounts payable – trade		(8,249)	(17,669)
Accounts payable – other		333,565	285,990
Withholdings		(15,344)	(60,299)
Contract liabilities		15,882	13,191
Deposits received		(1,169)	(277)
Accrued expenses		(60,567)	88,542
Provisions		(22,467)	(28,549)
Long-term provisions		(2,374)	(1,770)
Plan assets		4,122	14,865
Retirement benefit payment		(55,378)	(60,336)
Others		48,186	34,214

	~~W~~	272,019	(866,168)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2020		September 30, 2019
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(680,534)	(38,862)
Increase of right-of-use assets		403,223	461,784
Contribution in kind for investments		4,702	19,039

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

34.	Non-current assets Held for Sale

The management has approved to dispose Yongin SK Academy training facility to SK Hynix Inc., an associate of the Parent Company, on September 25, 2020 and assets related to the training facility were reclassified as held for sale. Completion of disposition of the training facility is expected in November 2020.

(In millions of won)
	September 30, 2020
Property and Equipment	~~W~~	44,926
Intangible Assets		1,233

	~~W~~	46,159

35.	Subsequent Events

On October 15, 2020, the board of directors of the Parent Company resolved to spin off its mobility business and incorporate it into a new company. The effective date of the spin-off is expected to be December 29, 2020 after the approval of shareholders’ meeting planned on November 26, 2020. The spin-off is planned in the form of a simple vertical spin-off, whereby all of the shares of the new company will be allocated to the Parent Company. The details of spin-off are as follows:

	Company	Business segment
Surviving Company	SK Telecom Co., Ltd.	All existing business except the spin-off business
Spun-off company	T-Map Mobility Co., Ltd.(tentative)	Mobility business

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2020 and 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of September 30, 2020, the condensed separate statements of income and comprehensive income for the three and nine-month periods ended September 30, 2020 and 2019, the condensed separate statements of changes in equity and cash flows for the nine-month periods ended September 30, 2020 and 2019, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The separate statement of financial position of the Company as of December 31, 2019, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 10, 2020, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2020

This report is effective as of November 13, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD. (the “Company”)

CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020, AND DECEMBER 31, 2019, AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

The accompanying condensed separate interim financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Company.

Park, Jung-Ho

Chief Executive Officer

SK TELECOM CO., LTD.

3

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of September 30, 2020 and December 31, 2019

(In millions of won)
	Note	September 30, 2020		December 31, 2019
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	675,244	497,282
Short-term financial instruments	27,28		297,000	234,000
Short-term investment securities	7,27,28		31,864	31,920
Accounts receivable – trade, net	4,27,28,29		1,590,067	1,479,971
Short-term loans, net	4,27,28,29		87,394	57,751
Accounts receivable – other, net	4,27,28,29,30		406,786	507,680
Contract assets	6,28		8,186	7,173
Prepaid expenses	5		2,051,908	1,970,982
Guarantee deposits	4,27,28,29		67,256	73,345
Prepaid income taxes	25		—	70,528
Derivative financial assets	16,27,28		—	26,253
Inventories, net			3,198	11,125
Non-current assets held for sale	32		46,159	—
Advance payments and others	4,27,28		17,716	43,353

			5,282,778	5,011,363

Non-Current Assets:
Long-term financial instruments	27,28		354	382
Long-term investment securities	7,27,28		954,733	510,633
Investments in subsidiaries, associates and joint ventures	8		10,845,040	10,578,158
Property and equipment, net	9,10,29		8,131,623	8,264,888
Goodwill			1,306,236	1,306,236
Intangible assets, net	11		3,011,398	3,461,152
Long-term loans, net	4,27,28,29		6,699	7,474
Long-term accounts receivable – other	4,27,28,30		295,296	332,220
Long-term contract assets	6,28		24,125	23,724
Long-term prepaid expenses	5		906,609	1,134,749
Guarantee deposits	4,27,28,29		106,199	108,141
Long-term derivative financial assets	16,27,28		147,337	99,998
Other non-current assets			349	249

			25,735,998	25,828,004

		~~W~~	31,018,776	30,839,367

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2020 and December 31, 2019

(In millions of won)
	Note	September 30, 2020		December 31, 2019
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	12,27,28	~~W~~	200,000	—
Accounts payable – other	27,28,29		1,837,245	2,266,958
Contract liabilities	6		82,135	88,257
Withholdings	27,28		652,032	685,822
Accrued expenses	27,28		689,679	793,669
Income tax payable	25		154,364	—
Provisions	14		55,428	50,912
Current installments of long-term debt, net	12,27,28		473,136	520,292
Lease liabilities	27,28,29		210,791	207,710
Current installments of long-term payables – other	13,27,28		423,528	423,839
Other current liabilities	27,28		5,539	20,019

			4,783,877	5,057,478

Non-Current Liabilities:
Debentures, excluding current installments, net	12,27,28		6,327,342	5,900,829
Long-term borrowings, excluding current installments, net	12,27,28		13,361	19,777
Long-term payables – other	13,27,28		1,137,617	1,544,699
Long-term contract liabilities	6		9,799	11,342
Long-term derivative financial liabilities	16,27,28		20,403	—
Long-term lease liabilities	27,28,29		243,948	203,179
Long-term provisions	14		15,802	16,359
Deferred tax liabilities	25		765,218	644,754
Defined benefit liabilities	15		58,152	25,093
Other non-current liabilities	27,28		47,425	26,118

			8,639,067	8,392,150

Total Liabilities			13,422,944	13,449,628

Shareholders’ Equity:
Share capital	1,17		44,639	44,639
Capital surplus and others	17,18		596,804	715,619
Retained earnings	19		16,662,589	16,678,787
Reserves	20		291,800	(49,306)

Total Shareholders’ Equity			17,595,832	17,389,739

		~~W~~	31,018,776	30,839,367

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Income

For the three and nine-month periods ended September 30, 2020 and 2019

(In millions of won)
		2020			2019
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Operating revenue:	21,29
Revenue		~~W~~	2,940,633	8,803,310	2,911,550	8,571,475

Operating expenses:	29
Labor			212,277	610,321	194,454	578,501
Commission	5		1,149,451	3,443,354	1,156,371	3,321,847
Depreciation and amortization			685,294	2,079,602	680,737	1,967,750
Network interconnection			148,088	441,283	137,540	419,686
Leased lines			54,588	160,724	54,823	158,437
Advertising			24,498	63,860	36,014	93,663
Rent			47,539	147,917	55,541	168,205
Cost of goods sold			109,832	319,924	105,114	326,304
Others	22		245,001	744,056	238,195	703,361

			2,676,568	8,011,041	2,658,789	7,737,754

Operating profit			264,065	792,269	252,761	833,721

Finance income	24		15,892	332,051	18,278	566,621
Finance costs	24		(56,830)	(184,862)	(65,056)	(197,926)
Other non-operating income	23		5,783	43,822	4,848	12,317
Other non-operating expenses	23		(12,629)	(51,597)	(7,865)	(32,557)
Loss relating to investments in subsidiaries, associates and joint ventures, net	8		(4,983)	(11,840)	—	—

Profit before income tax			211,298	919,843	202,966	1,182,176

Income tax expense	25		52,918	186,721	41,878	215,081

Profit for the period		~~W~~	158,380	733,122	161,088	967,095

Earnings per share:	26
Basic earnings per share(in won)		~~W~~	2,118	9,877	2,190	13,302
Diluted earnings per share(in won)			2,117	9,876	2,190	13,302

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2020 and 2019

(In millions of won)
		2020			2019
	Note	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period		~~W~~	158,380	733,122	161,088	967,095

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	15		4,343	(6,881)	(395)	(1,886)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	20		154,865	326,059	(5,449)	(12,707)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		1,048	15,047	9,254	30,871

Other comprehensive income for the period, net of taxes			160,256	334,225	3,410	16,278

Total comprehensive income		~~W~~	318,636	1,067,347	164,498	983,373

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2020 and 2019

(In millions of won)				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance, December 31, 2018		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,467,789	(40,265)	16,887,487
Impact of adopting K-IFRS No. 1116			—	—	—	—	—	—	—	(25,229)	—	(25,229)

Balance, January 1, 2019		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,442,560	(40,265)	16,862,258
Total comprehensive income (loss):
Profit for the period			—	—	—	—	—	—	—	967,095	—	967,095
Other comprehensive income (loss)	15,16,20		—	—	—	—	—	—	—	28,188	(11,910)	16,278

			—	—	—	—	—	—	—	995,283	(11,910)	983,373

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(646,828)	—	(646,828)
Interim dividends			—	—	—	—	—	—	—	(71,870)	—	(71,870)
Share option	18		—	—	—	—	228	—	228	—	—	228
Interest on hybrid bonds			—	—	—	—	—	—	—	(11,075)	—	(11,075)

			—	—	—	—	228	—	228	(729,773)	—	(729,545)

Balance, September 30, 2019		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,235	(920,854)	415,552	16,708,070	(52,175)	17,116,086

Balance, January 1, 2020		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,678,787	(49,306)	17,389,739
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	733,122	—	733,122
Other comprehensive income (loss)	15,16,20		—	—	—	—	—	—	—	(6,881)	341,106	334,225

			—	—	—	—	—	—	—	726,241	341,106	1,067,347

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(658,228)	—	(658,228)
Interim dividends			—	—	—	—	—	—	—	(73,136)	—	(73,136)
Share option	18		—	—	—	—	141	—	141	—	—	141
Interest on hybrid bonds			—	—	—	—	—	—	—	(11,075)	—	(11,075)
Acquisition of treasury shares			—	—	(118,956)	—	—	—	(118,956)	—	—	(118,956)

			—	—	(118,956)	—	141	—	(118,815)	(742,439)	—	(861,254)

Balance, September 30, 2020		~~W~~	44,639	2,915,887	(1,815,953)	398,759	1,443	(903,332)	596,804	16,662,589	291,800	17,595,832

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2020 and 2019

(In millions of won)	Note	September 30, 2020		September 30, 2019
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	733,122	967,095
Adjustments for income and expenses	31		2,352,022	1,978,804
Changes in assets and liabilities related to operating activities	31		222,243	(840,155)

			3,307,387	2,105,744
Interest received			14,735	20,866
Dividends received			284,666	514,399
Interest paid			(157,161)	(172,735)
Income tax refund(paid)			24,899	(309,778)

Net cash provided by operating activities			3,474,526	2,158,496

Cash flows from investing activities:
Cash inflows from investing activities:
Collection of short-term loans			64,628	57,053
Decrease in long-term financial instruments			28	—
Proceeds from disposals of long-term investment securities			785	221,656
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			659	—
Proceeds from disposals of property and equipment			8,458	7,514
Proceeds from disposals of intangible assets			2,871	3,836
Collection of lease receivables			—	10,884

			77,429	300,943
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(63,000)	(70,000)
Increase in short-term loans			(93,599)	(71,946)
Acquisitions of long-term investment securities			(327)	(13,804)
Acquisitions of investments in subsidiaries, associates and joint ventures			(268,952)	(375,339)
Acquisitions of property and equipment			(1,992,136)	(1,563,173)
Acquisitions of intangible assets			(51,395)	(24,632)

			(2,469,409)	(2,118,894)

Net cash used in investing activities		~~W~~	(2,391,980)	(1,817,951)

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2020 and 2019

(In millions of won)	Note	September 30, 2020		September 30, 2019
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	200,000	—
Proceeds from issuance of debentures			773,727	796,768
Cash inflows from settlement of derivatives			36,592	11,931

			1,010,319	808,699
Cash outflows for financing activities:
Repayments of long-term borrowings			(6,670)	(6,441)
Repayments of long-term payables – other			(425,349)	(425,349)
Repayments of debentures			(415,500)	(390,000)
Payments of cash dividends			(731,364)	(718,698)
Payments of interest on hybrid bonds			(11,075)	(11,075)
Repayments of lease liabilities			(205,966)	(217,372)
Acquisition of treasury shares			(118,956)	—

			(1,914,880)	(1,768,935)

Net cash used in financing activities			(904,561)	(960,236)

Net increase(decrease) in cash and cash equivalents			177,985	(619,691)
Cash and cash equivalents at beginning of the period			497,282	877,823
Effects of exchange rate changes on cash and cash equivalents			(23)	1

Cash and cash equivalents at end of the period		~~W~~	675,244	258,133

See accompanying notes to the condensed separate interim financial statements.

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts(“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2020, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	9,353,384	11.58
Institutional investors and other shareholders	40,395,454	50.03
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	8,106,133	10.04

	80,745,711	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034, Interim Financial Reporting, as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2019. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027, Separate Financial Statements, presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2019.

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

1) Critical judgments, assumptions and estimation uncertainties, Continued

Meanwhile, the spread of COVID-19 pandemic is having a significant impact on domestic and foreign economies, and its duration and severity are highly uncertain and unpredictable. As of the end of the reporting period, the Company’s management cannot reasonably estimate the impact of COVID-19 pandemic on the Company’s operations and financial results.

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair value is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 28.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2019.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,704,043	(113,976)	1,590,067
Short-term loans		87,977	(583)	87,394
Accounts receivable – other(*)		442,574	(35,788)	406,786
Guarantee deposits		67,256	—	67,256
Accrued income		501	—	501

		2,302,351	(150,347)	2,152,004
Non-current assets:
Long-term loans		47,810	(41,111)	6,699
Long-term accounts receivable – other(*)		295,296	—	295,296
Guarantee deposits		106,199	—	106,199

		449,305	(41,111)	408,194

	~~W~~	2,751,656	(191,458)	2,560,198

(*)	Gross and carrying amounts of accounts receivable – other as of September 30, 2020 include ~~W~~464,830 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,583,727	(103,756)	1,479,971
Short-term loans		58,334	(583)	57,751
Accounts receivable – other(*)		542,444	(34,764)	507,680
Guarantee deposits		73,345	—	73,345
Accrued income		336	—	336

		2,258,186	(139,103)	2,119,083
Non-current assets:
Long-term loans		48,585	(41,111)	7,474
Long-term accounts receivable – other(*)		332,220	—	332,220
Guarantee deposits		108,141	—	108,141

		488,946	(41,111)	447,835

	~~W~~	2,747,132	(180,214)	2,566,918

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2019 include ~~W~~532,225 million of financial instruments classified as FVTPL.

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)
	January 1, 2020		Impairment	Write-offs(*)	Collection of receivables previously written- off	September 30, 2020
Accounts receivable – trade	~~W~~	103,756	18,531	(15,835)	7,524	113,976
Accounts receivable – other, etc.		76,458	2,735	(3,011)	1,300	77,482

	~~W~~	180,214	21,266	(18,846)	8,824	191,458

(In millions of won)
	January 1, 2019		Impairment	Write-offs(*)	Collection of receivables previously written- off	September 30, 2019
Accounts receivable – trade	~~W~~	119,842	2,770	(18,407)	7,574	111,779
Accounts receivable – other, etc.		92,084	2,543	(19,078)	6,746	82,295

	~~W~~	211,926	5,313	(37,485)	14,320	194,074

(*)	The Company writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services and for each service contract and installation contract secured. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,997,522	1,920,023
Others		54,386	50,959

	~~W~~	2,051,908	1,970,982

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	889,517	1,112,595
Others		17,092	22,154

	~~W~~	906,609	1,134,749

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Amortization recognized	~~W~~	610,546	1,811,981	570,797	1,596,304

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Contract assets:
Allocation of consideration between performance obligations	~~W~~	32,311	30,897
Contract liabilities:
Wireless service contracts		19,624	20,393
Customer loyalty programs		17,697	21,945
Others		54,613	57,261

	~~W~~	91,934	99,599

(2)	The amount of revenue recognized for the nine-month period ended September 30, 2020 related to the contract liabilities carried forward from the prior period is ~~W~~72,500 million.

7.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	Category	September 30, 2020		December 31, 2019
Beneficiary certificates	FVTPL	~~W~~	31,864	31,920

(2)	Details of long-term investment securities as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	Category		September 30, 2020		December 31, 2019
Equity instruments	FVOCI	(*)	~~W~~	879,484	435,210
Debt instruments	FVTPL			75,249	75,423

			~~W~~	954,733	510,633

(*)	The Company designated ~~W~~879,484 million of investments in equity instruments that are not held for trading as financial assets at FVOCI.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Investments in subsidiaries	~~W~~	5,534,847	5,408,974
Investments in associates and joint ventures		5,310,193	5,169,184

	~~W~~	10,845,040	10,578,158

(2)	Details of investments in subsidiaries as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	September 30, 2020				December 31, 2019
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.(*1)	298,460,212	74.3		1,874,222	1,870,582
SK Communications Co., Ltd.	43,427,530	100.0		41,939	41,939
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd.	69,593,562	98.7		404,833	404,833
Eleven Street Co., Ltd.	8,224,709	80.3		1,049,403	1,049,403
DREAMUS COMPANY	29,246,387	51.4		156,781	156,781
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
Life & Security Holdings Co., Ltd.	740,895	55.0		703,394	703,394
SKT Americas, Inc.(*2)	122	100.0		31,203	45,701
Atlas Investment(*3)	—	100.0		140,257	130,200
One Store Co., Ltd.(*4)	10,409,600	52.1		82,186	82,186
id Quantique SA(*5)	73,324,172	68.1		100,527	94,119
SK Infosec Co., Ltd.	12,636,024	100.0		44,410	44,410
SK Telecom TMT Investment Corp.(*6)	80,000	100.0		94,136	33,834
FSK L&S Co., Ltd.	2,415,750	60.0		17,757	17,757
Incross Co., Ltd.(*7)	2,786,455	34.6		53,722	53,722
SK stoa Co., Ltd.(*8)	3,631,355	100.0		40,029	—
Broadband Nowon Co., Ltd.(*9)	627,000	55.0		10,421	—
Quantum Innovation Fund I(*10)	—	59.9		15,969	4,807
SK O&S Co., Ltd. and others	—	—		45,713	47,361

			~~W~~	5,534,847	5,408,974

(*1)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a comprehensive media company. The Company’s ownership interest of SK Broadband Co., Ltd. has changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger.

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of September 30, 2020 and December 31, 2019 are as follows, Continued:

(*2)	The Company recognized ~~W~~14,498 million of impairment loss for the investments in SKT Americas, Inc. during the nine-month period ended September 30, 2020.
(*3)	The Company additionally contributed ~~W~~10,057 million in cash during the nine-month period ended September 30, 2020.
(*4)	The ownership interest has changed as third-party share option of One Store Co., Ltd. was exercised during the nine-month period ended September 30, 2020.
(*5)

The Company additionally acquired 4,166,667 shares of id Quantique SA by contributing ~~W~~6,408 million in cash in terms of an unequal paid-in capital increase during the nine-month period ended September 30, 2020.

(*6)	The Company additionally contributed ~~W~~60,302 million in cash during the nine-month period ended September 30, 2020.
(*7)

Although the Company owns less than 50% of the investee, the management has determined that the Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Company has a right to appoint the majority of the members of the board of directors by the virtue of an agreement with the investee’s other shareholders.

(*8)	The Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband Co., Ltd. at ~~W~~40,029 million in cash during the nine-month period ended September 30, 2020.
(*9)

The Company has obtained control over Tbroad Nowon Broadcasting Co., Ltd. by acquiring 627,000 shares (55%) for ~~W~~10,421 million in cash and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd.

(*10)	The Company additionally contributed ~~W~~11,162 million in cash during the nine-month period ended September 30, 2020, but there is no change in the ownership interest.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	September 30, 2020				December 31, 2019
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
KEB HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
NanoEnTek, Inc.(*3)	7,600,649	28.4		51,138	51,138
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
S.M. Culture & Contents Co., Ltd.(*4)	22,033,898	23.3		65,341	65,341
SK South East Asia Investment Pte. Ltd.(*5)	300,000,000	20.0		344,240	224,470
Pacific Telecom Inc.(*2)	1,734,109	15.0		36,487	36,487
Grab Geo Holdings PTE. LTD.	300	30.0		30,517	30,517
Content Wavve Co., Ltd.	1,306,286	30.0		90,858	90,858
SK Telecom CS T1 Co., Ltd.(*1)	50,000	54.9		60,305	60,305
Digital Games International Pte. Ltd.(*6)	10,000,000	33.3		8,810	—
Invites Healthcare Co., Ltd.(*7)	419,999	43.5		28,000	—
SK Telecom Smart City Management Co., Ltd.(*8)	—	—		—	12,642
12CM JAPAN and others(*7)	—	—		72,591	75,520

				5,284,764	5,143,755

Investment in a joint venture:
Finnq Co., Ltd.(*9)	6,370,000	49.0		25,429	25,429

			~~W~~	5,310,193	5,169,184

(*1)	Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Company does not have control over the investee under the contractual agreement.

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2020 and December 31, 2019 are as follows, Continued:

(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*3)	The ownership interest has changed as third-party share option was exercised and convertible bonds were converted during the nine-month period ended September 30, 2020.
(*4)

The ownership interest has changed as S.M. Culture & Contents Co., Ltd. issued 549,094 shares of common stock as a result of the merger with Hoteltrees Co., Ltd. during the nine-month period ended September 30, 2020.

(*5)	The Company additionally contributed ~~W~~119,770 million in cash during the nine-month period ended September 30, 2020, but there is no change in the ownership interest.
(*6)	The Company newly invested ~~W~~8,810 million in cash in Digital Games International Pte. Ltd. during the nine-month period ended September 30, 2020.
(*7)

The Company transferred the entire shares of Health Connect Co., Ltd. and assets related to the digital disease management business during the nine-month period ended September 30, 2020. The Company acquired 279,999 shares of common stock and 140,000 shares of convertible preferred stock of Invites Healthcare Co., Ltd. in consideration of the transfer and recognized ~~W~~7,641 million of gain on investments in associates and ~~W~~12,451 million of gain on the business transfer. After the transaction, Invites Healthcare Co., Ltd. increased its capital by a third-party allotment which changed the Company’s ownership interest.

(*8)	The Company disposed the entire shares of SK Telecom Smart City Management Co., Ltd. during the nine-month period ended September 30, 2020.
(*9)	This investment was classified as investment in a joint venture as the Company has joint control pursuant to the agreement with the other shareholders.

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(4)	The market value of investments in listed subsidiaries as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	September 30, 2020				December 31, 2019
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
DREAMUS COMPANY	~~W~~	5,140	29,246,387	150,326	5,970	29,246,387	174,601
Incross Co., Ltd.		43,900	2,786,455	122,325	25,150	2,786,455	70,079

(5)	The market value of investments in listed associates as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	September 30, 2020				December 31, 2019
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	11,250	7,600,649	85,507	5,620	7,600,649	42,716
SK hynix Inc.		84,000	146,100,000	12,272,400	94,100	146,100,000	13,748,010
S.M.Culture & Contents Co., Ltd.		1,760	22,033,898	38,780	1,530	22,033,898	33,712

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

9.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Reclassified as held for sale	Ending balance
Land	~~W~~	618,012	84	(60)	23,246	—	(17,165)	624,117
Buildings		600,625	288	(12)	32,855	(31,287)	(20,787)	581,682
Structures		346,734	1,312	(27)	5,197	(27,723)	(4,282)	321,211
Machinery		5,091,483	60,426	(9,859)	1,319,804	(1,229,662)	—	5,232,192
Right-of-use assets		434,555	359,387	(111,931)	—	(223,366)	—	458,645
Other		500,887	569,749	(1,977)	(635,177)	(70,278)	(2,692)	360,512
Construction in progress		672,592	752,674	(3,781)	(868,221)	—	—	553,264

	~~W~~	8,264,888	1,743,920	(127,647)	(122,296)	(1,582,316)	(44,926)	8,131,623

(In millions of won)
	For the nine-month period ended September 30, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	544,419	—	1,568	(3)	33,670	—	579,654
Buildings		537,000	—	1,753	(433)	33,312	(28,871)	542,761
Structures		355,739	—	7,521	—	7,289	(26,993)	343,556
Machinery		4,382,375	—	111,451	(5,853)	1,367,576	(1,176,973)	4,678,576
Right-of-use assets		—	416,552	343,613	(102,405)	—	(196,672)	461,088
Other		617,837	—	974,990	(990)	(968,060)	(72,615)	551,162
Construction in progress		506,120	—	447,877	(744)	(509,428)	—	443,825

	~~W~~	6,943,490	416,552	1,888,773	(110,428)	(35,641)	(1,502,124)	7,600,622

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

10.	Lease

(1)	Details of the right-of-use assets as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Land, buildings and structures	~~W~~	362,570	363,196
Others		96,075	71,359

	~~W~~	458,645	434,555

(2)	Details of amounts recognized in the condensed separate interim statements of income for the nine-month periods ended September 30, 2020 and 2019 as a lessee are as follows:

(In millions of won)
	For the nine-month period ended
	September 30, 2020		September 30, 2019
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	185,888	156,686
Others		37,478	39,986

	~~W~~	223,366	196,672

Interest expense on lease liabilities	~~W~~	4,985	6,262
Expenses related to short-term leases		33,143	56,666
Expenses related to leases of low-value assets except for short-term leases		20	61

(3)	The total cash outflows due to lease payments for the nine-month period ended September 30, 2020 amounted to ~~W~~244,114 million.

(4)

In December 2019, International Financial Reporting Interpretations Committee (‘IFRIC’) issued its final agenda decision that the concept of penalty that should be considered in determining the enforceable period under IFRS 16, Leases, shall be determined considering broader economics of the contract, and not only contractual termination payments. Further, a lease is no longer enforceable when each of the parties has the right to terminate the lease without permission from the other party with no more than an insignificant penalty.

As of September 30, 2020, the Company assessed the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. Applying the above mentioned IFRIC interpretation may change the judgement on enforceable period for certain of the Company’s lease contracts.

The Company are currently analyzing the impact of IFRIC’s interpretation on its financial statements and plans to apply the impact as changes in accounting policies when the evaluation is completed.

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

11.	Intangible Assets

(1)	Changes in intangible assets for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Reclassified as held for sale	Ending balance
Frequency usage rights(*1)	~~W~~	2,647,501	—	—	—	(389,233)	(12,388)	—	2,245,880
Land usage rights		5,708	550	(18)	—	(1,582)	—	—	4,658
Industrial rights		12,054	377	(81)	—	(1,867)	—	—	10,483
Facility usage rights		15,524	1,091	(3)	439	(1,988)	—	—	15,063
Club memberships(*2)		47,611	430	(1,778)	—	—	—	—	46,263
Other(*3)		732,754	48,947	(7,191)	148,489	(232,715)	—	(1,233)	689,051

	~~W~~	3,461,152	51,395	(9,071)	148,928	(627,385)	(12,388)	(1,233)	3,011,398

(In millions of won)
	For the nine-month period ended September 30, 2019
	Beginning balance		Impact of adopting K-IFRS No. 1116	Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	—	(361,983)	—	2,777,995
Land usage rights		6,498	—	1,484	—	—	(2,202)	—	5,780
Industrial rights		15,300	—	759	(219)	—	(2,164)	—	13,676
Facility usage rights		16,008	—	1,465	(12)	172	(2,080)	—	15,553
Club memberships(*2)		47,411	—	1,113	(850)	—	—	(63)	47,611
Other(*3)		785,669	(2,274)	19,811	(2,062)	68,402	(213,623)	—	655,923

	~~W~~	4,010,864	(2,274)	24,632	(3,143)	68,574	(582,052)	(63)	3,516,538

(*1)

As Ministry of Science and Information and Communication Technology(ICT) approved the termination of 2G service, the Company recognized an impairment loss for the portion of 800MHz Frequency usage rights used for 2G service during the nine-month period ended September 30, 2020.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

11.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of September 30, 2020 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	20,271	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8 GHz license		157,025	LTE service	Sept. 2013	Dec. 2021
2.6 GHz license		758,865	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		123,452	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5 GHz license(*)		983,584	5G service	Apr. 2019	Nov. 2028
28 GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~	2,245,880

(*)

The Company participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology(ICT) and was assigned the 3.5 GHz and 28 GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Company recognized these frequency licenses as intangible assets at the date of initial lump-sum payment and began amortization for 3.5 GHz license in April 2019. The amortization for 28 GHz license will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

12.	Borrowings and Debentures

(1)	Details of short-term borrowings as of September 30, 2020 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	September 30, 2020
Short-term borrowings	KTB Investment & Securities Co., Ltd.	0.78	Oct. 15, 2020	~~W~~	200,000

(2)	Changes in long-term borrowings for the nine-month periods ended September 30, 2020 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Carrying amount
Current				~~W~~	13,157
Non-current					19,777

As of January 1, 2020					32,934

Borrowings repaid	Export Kreditnamnden	1.70	Apr. 29, 2022		(6,670)
Other changes(*1)					525
Current(*2)					13,428
Non-current(*2)					13,361

As of September 30, 2020				~~W~~	26,789

(*1)

Other changes include the effects on foreign currency translation of long-term borrowings and changes in present value discount on long-term borrowings for the nine-month period ended September 30, 2020.

(*2)	~~W~~6,991 million was reclassified from non-current to current during the nine-month period ended September 30, 2020.

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

12.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2020 are as follows:

(In millions of won, thousands of U.S dollars)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	507,340	507,135
Non-current					5,922,020	5,900,829

As of January 1, 2020					6,429,360	6,407,964

Debentures newly issued:
Unsecured corporate bonds	Operating and refinancing fund	1.64	Jan. 13, 2023		170,000	169,368
	Operating fund	1.75	Jan. 14, 2025		130,000	129,515
		1.83	Jan. 14, 2030		50,000	49,811
		1.87	Jan. 14, 2040		70,000	69,737
Floating rate notes(*1)	Operating fund	3M LIBOR +0.91	Jun. 4, 2025		357,420	355,296
					(USD 300,000)	(USD 300,000)

					777,420	773,727

Debentures repaid:
Floating rate notes	Operating fund	3M LIBOR +0.88	Mar. 7, 2020		(355,500)	(355,500)
					(USD 300,000)	(USD 300,000)
Unsecured corporate bonds	Refinancing fund	1.93	Apr. 25, 2020		(60,000)	(60,000)

					(415,500)	(415,500)

Other changes(*2)					16,920	20,859
Current(*3)					460,000	459,708
Non-current(*3)					6,348,200	6,327,342

As of September 30, 2020				~~W~~	6,808,200	6,787,050

(*1)	As of September 30, 2020, 3M LIBOR rate is 0.22%.
(*2)	Other changes include the effects on foreign currency translation of debentures and changes in present value discount on debentures for the nine-month period ended September 30, 2020.
(*3)	~~W~~359,552 million was reclassified from non-current to current during the nine-month period ended September 30, 2020.

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

13.	Long-Term Payables – Other

(1)	As of September 30, 2020 and December 31, 2019, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 11):

(In millions of won)
	September 30, 2020		December 31, 2019
Long-term payables – other	~~W~~	1,626,040	2,051,389
Present value discount on long-term payables – other		(64,895)	(82,851)
Current installments of long-term payables – other		(423,528)	(423,839)

Carrying amount at period end	~~W~~	1,137,617	1,544,699

(2)

Principal amount of long-term payables repaid for the nine-month period ended September 30, 2020 are ~~W~~425,349 million. The repayment schedule of the principal amount of long-term payables – other as of September 30, 2020 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1 ~ 3 years		444,480
3 ~ 5 years		382,290
More than 5 years		373,921

	~~W~~	1,626,040

14.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2020						As of September 30, 2020
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for restoration	~~W~~	62,015	2,616	(463)	(583)	63,585	47,783	15,802
Emission allowance		5,256	5,964	—	(3,575)	7,645	7,645	—

	~~W~~	67,271	8,580	(463)	(4,158)	71,230	55,428	15,802

(In millions of won)	For the nine-month period ended September 30, 2019						As of September 30, 2019
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for restoration	~~W~~	59,548	2,597	(524)	(467)	61,154	44,892	16,262
Emission allowance		2,238	3,495	(1,085)	(932)	3,716	3,716	—

	~~W~~	61,786	6,092	(1,609)	(1,399)	64,870	48,608	16,262

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	470,339	422,782
Fair value of plan assets		(412,187)	(397,689)

	~~W~~	58,152	25,093

(2)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2020		September 30, 2019
Beginning balance	~~W~~	422,782	332,044
Current service cost		43,052	33,951
Past service cost		815	—
Interest cost		7,679	6,360
Remeasurement
- Adjustment based on experience		8,758	2,000
Benefit paid		(16,005)	(11,610)
Others		3,258	4,042

Ending balance	~~W~~	470,339	366,787

(3)	Changes in plan assets for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2020		September 30, 2019
Beginning balance	~~W~~	397,689	363,878
Interest income		6,847	6,773
Remeasurement		(100)	(526)
Contribution		30,000	20,000
Benefit paid		(24,538)	(21,868)
Others		2,289	(1,788)

Ending balance	~~W~~	412,187	366,469

(4)	Total cost of benefit plan, which is recognized in profit and loss and capitalized into construction-in-progress, for the nine-month periods ended September 30, 2020 and 2019 is as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2020		September 30, 2019
Current service cost	~~W~~	43,052	33,951
Past service cost		815	—
Net interest cost (income)		832	(413)

	~~W~~	44,699	33,538

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

16.	Derivative Instruments

Changes in derivative contracts for the nine-month period ended September 30, 2020 are as follows:

(In thousands of other currencies)
	Hedged items			Hedging instruments
	Date	Item	Risk type	Contract type	Financial institution	Duration of contract
Expired	Mar. 7, 2013	U.S. dollar-denominated bonds’ face value of USD 300,000	Currency risk and Interest rate risk	Floating-to-fixed cross-currency interest rate swap	DBS Bank	Mar. 7, 2013~ Mar. 7, 2020

Contracted	Mar. 4, 2020	U.S. dollar-denominated bonds’ face value of USD 300,000	Currency risk and Interest rate risk	Floating-to-fixed cross-currency interest rate swap	Citibank	Mar. 4, 2020~ Jun. 4, 2025

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	September 30, 2020		December 31, 2019
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(1,815,953)	(1,696,997)
Hybrid bonds(*)		398,759	398,759
Share option(Note 18)		1,443	1,302
Others		(903,332)	(903,332)

	~~W~~	596,804	715,619

(*)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(2)	There were no changes in share capital for the nine-month periods ended September 30, 2020 and 2019 and details of shares outstanding as of September 30, 2020 and 2019 are as follows:

(In shares)
	September 30, 2020			September 30, 2019
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	8,106,133	72,639,578	80,745,711	8,875,883	71,869,828

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

17.	Share Capital and Capital Surplus and Others, Continued

(3)	Details of treasury shares as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won, except for share data)
	September 30, 2020		December 31, 2019
Number of shares(*)		8,106,133	7,609,263
Acquisition cost	~~W~~	1,815,953	1,696,997

(*)	The Company acquired 496,870 of its treasury shares for ~~W~~118,956 million to enhance shareholder value through stabilization of stock price for the nine-month period ended September 30, 2020.

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

18.	Share Option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Series
	1-1	1-2	1-3	2	3	4	5
Grant date		March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020

Types of shares to be issued			Registered common shares

Grant method		Reissue of treasury shares			Reissue of treasury shares, Cash settlement

Number of shares (in shares)	22,168	22,168	22,168	1,358	4,177	1,734	127,643

Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260

Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027

Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date

(2)	Share compensation expense recognized for the nine-month period ended September 30, 2020 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
Accumulated compensation expenses as of December 31, 2019	~~W~~	1,302
For the nine-month period ended September 30, 2020		141
In subsequent periods		153

	~~W~~	1,596

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date and the inputs used in the model are as follows:

(In won)	Series
	1-1	1-2	1-3	2	3	4	5
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500

Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

19.	Retained Earnings

Retained earnings as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,531,138
Reserve for technology development		4,365,300	4,265,300

		16,018,758	15,818,758
Unappropriated		643,831	860,029

	~~W~~	16,662,589	16,678,787

20.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Valuation gain (loss) on FVOCI	~~W~~	284,061	(41,998)
Valuation gain (loss) on derivatives		7,739	(7,308)

	~~W~~	291,800	(49,306)

(2)	Changes in reserves for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2019	~~W~~	2,047	(42,312)	(40,265)
Changes, net of taxes		(42,781)	30,871	(11,910)

Balance at September 30, 2019	~~W~~	(40,734)	(11,441)	(52,175)

Balance at January 1, 2020	~~W~~	(41,998)	(7,308)	(49,306)
Changes, net of taxes		326,059	15,047	341,106

Balance at September 30, 2020	~~W~~	284,061	7,739	291,800

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Products transferred at a point in time:
Product sales	~~W~~	11,063	35,068	24,245	68,349
Services transferred over time:
Wireless service revenue(*1)		2,497,555	7,468,072	2,486,354	7,334,826
Cellular interconnection revenue		134,134	402,026	126,400	386,057
Other(*2)		297,881	898,144	274,551	782,243

		2,929,570	8,768,242	2,887,305	8,503,126

	~~W~~	2,940,633	8,803,310	2,911,550	8,571,475

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed, thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

22.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Communication	~~W~~	7,424	22,776	8,018	22,926
Utilities		71,629	195,159	69,157	182,157
Taxes and dues		1,479	18,730	3,399	20,221
Repair		60,195	174,193	62,217	183,748
Research and development		89,255	272,641	77,212	238,497
Training		7,163	17,537	8,439	20,297
Bad debt (reversal of loss allowance) for accounts receivable – trade		3,221	18,531	(253)	2,770
Others		4,635	24,489	10,006	32,745

	~~W~~	245,001	744,056	238,195	703,361

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	2,455	4,811	1,910	4,609
Gain on business transfer		—	12,451	—	—
Others		3,328	26,560	2,938	7,708

	~~W~~	5,783	43,822	4,848	12,317

Other non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	8,131	20,695	2,930	10,574
Impairment loss on property and equipment and intangible assets		—	12,388	—	63
Donations		393	10,526	2,916	12,809
Bad debt for accounts receivable – other		913	2,735	895	2,543
Others		3,192	5,253	1,124	6,568

	~~W~~	12,629	51,597	7,865	32,557

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Finance Income:
Interest income	~~W~~	7,211	19,285	11,338	26,157
Gain on sale of accounts receivable – other		7,321	14,834	2,366	14,353
Dividends		—	284,666	218	514,399
Gain on foreign currency transactions		738	3,596	1,833	6,245
Gain on foreign currency translations		107	1,775	1,807	3,717
Gain on valuation of derivatives		—	—	—	465
Gain on settlement of derivatives		—	7,380	—	389
Gain relating to financial assets at FVTPL		515	515	716	840
Gain relating to financial liabilities at FVTPL		—	—	—	56

	~~W~~	15,892	332,051	18,278	566,621

Finance Costs:
Interest expense	~~W~~	55,764	176,029	60,995	186,878
Loss on foreign currency transactions		994	4,520	2,629	6,601
Loss on foreign currency translations		—	1,846	1,432	3,347
Loss on sale of accounts receivable – other		—	—	—	560
Loss on settlement of derivatives		—	2,179	—	317
Loss relating to financial assets at FVTPL		72	288	—	180
Loss relating to financial liabilities at FVTPL		—	—	—	43

	~~W~~	56,830	184,862	65,056	197,926

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and short-term financial instruments	~~W~~	2,283	5,987	2,789	8,381
Interest income on loans and others		4,928	13,298	8,549	17,776

	~~W~~	7,211	19,285	11,338	26,157

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

24.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest expense on borrowings	~~W~~	1,333	6,758	1,526	4,429
Interest expense on debentures		46,292	139,441	45,455	134,778
Others		8,139	29,830	14,014	47,671

	~~W~~	55,764	176,029	60,995	186,878

(4)	Details of impairment losses (reversal of impairment losses) for financial assets for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Accounts receivable – trade	~~W~~	3,221	18,531	(253)	2,770
Other receivables		913	2,735	895	2,543

	~~W~~	4,134	21,266	642	5,313

25.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

26.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2020 and 2019 are calculated as follows:

(In millions of won, except for share data)	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period	~~W~~	158,380	733,122	161,088	967,095
Interest on hybrid bonds		(3,692)	(11,075)	(3,692)	(11,075)

Profit for the period on common shares	~~W~~	154,688	722,047	157,396	956,020

Weighted average number of common shares outstanding		73,041,207	73,104,469	71,869,828	71,869,828

Basic earnings per share (in won)	~~W~~	2,118	9,877	2,190	13,302

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2020 and 2019 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares at January 1, 2020	80,745,711	80,745,711	80,745,711
Treasury shares at January 1, 2020	(7,609,263)	(7,609,263)	(7,609,263)
Acquisition of treasury shares	(496,870)	(95,241)	(31,979)

	72,639,578	73,041,207	73,104,469

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended September 30	Nine-month period ended September 30
Issued shares at January 1, 2019	80,745,711	80,745,711	80,745,711
Treasury shares at January 1, 2019	(8,875,883)	(8,875,883)	(8,875,883)

	71,869,828	71,869,828	71,869,828

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and nine-month periods ended September 30, 2020 are calculated as follows:

(In millions of won, except for share data)	2020
	Three-month period ended September 30		Nine-month period ended September 30
Profit for the period on common shares	~~W~~	154,688	722,047
Adjusted weighted average number of common shares outstanding		73,061,892	73,114,592

Diluted earnings per share (in won)	~~W~~	2,117	9,876

2)	The adjusted weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2020 is calculated as follows:

(In shares)	Weighted average number of common shares
	Three-month period ended September 30	Nine-month period ended September 30
Outstanding shares at January 1, 2020	73,136,448	73,136,448
Effect of treasury shares	(95,241)	(31,979)
Effect of stock option	20,685	10,123

Adjusted weighted average number of common shares outstanding	73,061,892	73,114,592

For the three and nine-month period ended September 30, 2019, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

27.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	675,244	—	675,244
Financial instruments		—	—	297,354	—	297,354
Short-term investment securities		31,864	—	—	—	31,864
Long-term investment securities(*)		75,249	879,484	—	—	954,733
Accounts receivable – trade		—	—	1,590,067	—	1,590,067
Loans and other receivables		464,830	—	505,301	—	970,131
Derivative financial assets		—	—	—	147,337	147,337

	~~W~~	571,943	879,484	3,067,966	147,337	4,666,730

(*)	The Company designated ~~W~~879,484 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	497,282	—	497,282
Financial instruments		—	—	234,382	—	234,382
Short-term investment securities		31,920	—	—	—	31,920
Long-term investment securities(*)		75,423	435,210	—	—	510,633
Accounts receivable – trade		—	—	1,479,971	—	1,479,971
Loans and other receivables		532,225	—	554,722	—	1,086,947
Derivative financial assets		—	—	—	126,251	126,251

	~~W~~	639,568	435,210	2,766,357	126,251	3,967,386

(*)	The Company designated ~~W~~435,210 million of equity instruments that are not held for trading as financial assets at FVOCI.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020
	Financial liabilities at amortized cost		Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	—	20,403	20,403
Borrowings		226,789	—	226,789
Debentures		6,787,050	—	6,787,050
Lease liabilities(*)		454,739	—	454,739
Accounts payable – other and others		4,250,458	—	4,250,458

	~~W~~	11,719,036	20,403	11,739,439

(In millions of won)
	December 31, 2019
	Financial liabilities at amortized cost
Borrowings	~~W~~	32,934
Debentures		6,407,964
Lease liabilities(*)		410,889
Accounts payable – other and others		5,337,980

	~~W~~	12,189,767

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2020 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	21,941	~~W~~	25,748	1,215,930	~~W~~	1,426,894
EUR	438		600	29		39
JPY	19,440		216	1,124		12
Others	—		166	—		30

		~~W~~	26,730		~~W~~	1,426,975

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of September 30, 2020, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	2,450	(2,450)
EUR		56	(56)
JPY		20	(20)
Others		14	(14)

	~~W~~	2,540	(2,540)

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analyses to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2020, floating-rate debentures amount to ~~W~~352,050 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income taxes for the nine-month period ended September 30, 2020 would not have been affected by the changes in interest rates of floating-rate debentures.

As of September 30, 2020, the face value of floating-rate long-term payables – other is ~~W~~1,626,040 million. If the interest rate increases (decreases) 1% with all other variables held constant, profit before income taxes for the nine-month period ended September 30, 2020, would change by ~~W~~12,195 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk

The maximum credit exposure as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Cash and cash equivalents	~~W~~	675,209	497,240
Financial instruments		297,354	234,382
Investment securities		900	900
Accounts receivable – trade		1,590,067	1,479,971
Contract assets		32,311	30,897
Loans and other receivables		970,131	1,086,947
Derivative financial assets		147,337	126,251

	~~W~~	3,713,309	3,456,588

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the creditworthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes loss allowance in respect of accounts receivable – trade and other. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of September 30, 2020.

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalent balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2020 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	226,789	227,774	214,046	13,728	—
Debentures(*)		6,787,050	7,871,625	645,089	4,345,350	2,881,186
Lease liabilities		454,739	471,591	214,794	236,270	20,527
Accounts payable – other and others(*)		4,250,458	4,332,532	3,091,181	865,503	375,848

	~~W~~	11,719,036	12,903,522	4,165,110	5,460,851	3,277,561

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of September 30, 2020, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	147,337	149,558	19,739	107,187	22,632
Liabilities		(20,403)	(20,646)	(960)	(19,686)	—

	~~W~~	126,934	128,912	18,779	87,501	22,632

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

28.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2019.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the condensed separate interim financial statements.

Debt-equity ratio as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020		December 31, 2019
Total liabilities	~~W~~	13,422,944	13,449,628
Total equity		17,595,832	17,389,739
Debt-equity ratios		76.28%	77.34%

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)	September 30, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	571,943	—	496,694	75,249	571,943
Derivatives hedging instrument		147,337	—	147,337	—	147,337
FVOCI		879,484	830,615	—	48,869	879,484

	~~W~~	1,598,764	830,615	644,031	124,118	1,598,764

Financial liabilities that are measured at fair value:
Derivatives hedging instrument	~~W~~	20,403	—	20,403	—	20,403
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	226,789	—	227,636	—	227,636
Debentures		6,787,050	—	7,340,965	—	7,340,965
Long-term payables – other		1,561,145	—	1,583,011	—	1,583,011

	~~W~~	8,574,984	—	9,151,612	—	9,151,612

(In millions of won)	December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	639,568	—	564,145	75,423	639,568
Derivatives hedging instrument		126,251	—	126,251	—	126,251
FVOCI		435,210	384,721	—	50,489	435,210

	~~W~~	1,201,029	384,721	690,396	125,912	1,201,029

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	32,934	—	33,755	—	33,755
Debentures		6,407,964	—	6,848,312	—	6,848,312
Long-term payables – other		1,968,538	—	2,003,025	—	2,003,025

	~~W~~	8,409,436	—	8,885,092	—	8,885,092

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2020 and December 31, 2019 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used for such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of September 30, 2020 are as follows:

Interest rate
Derivative instruments	0.26% ~ 1.38%
Borrowings and debentures	0.96% ~ 1.34%
Long-term payables – other	0.89% ~ 1.52%

2)

There have been no transfers between Level 2 and Level 1 for the nine-month period ended September 30, 2020. The changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2020 are as follows:

(In millions of won)
	Balance at January 1, 2020		Valuation	Acquisition	Disposal	Balance at September 30, 2020
FVTPL	~~W~~	75,423	(231)	327	(270)	75,249
FVOCI		50,489	(1,343)	—	(277)	48,869

	~~W~~	125,912	(1,574)	327	(547)	124,118

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)
	September 30, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed separate interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	79,348	(79,348)	—
Financial liabilities:
Accounts payable –other and others	~~W~~	79,790	(79,348)	442

(In millions of won)
	December 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	77,958	(77,958)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	78,133	(77,958)	175

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 48 others(*)
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 48 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates

(*)	As of September 30, 2020, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.(*2)	74.3	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One Store Co., Ltd.	52.1	Telecommunication services
	SK Planet Co., Ltd.	98.7	Telecommunication services, system software development and supply services
	Eleven Street Co., Ltd.	80.3	E-commerce
	DREAMUS COMPANY	51.4	Manufacturing digital audio players and other portable media devices
	SK Infosec Co., Ltd.	100.0	Information security service
	Life & Security Holdings Co., Ltd.	55.0	Investment (Holdings company)
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	id Quantique SA(*3)	68.1	Quantum information and communications service
	SK Telecom TMT Investment Corp.	100.0	Investment
	FSK L&S Co., Ltd.	60.0	Freight and logistics consulting business
	Incross Co., Ltd.	34.6	Media representative business
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.(*4)	100.0	Other telecommunication retail business
	Broadband Nowon Co., Ltd.(*5)	55.0	Cable broadcasting services
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	100.0	Database and internet website service
	SK Planet Global Holdings Pte. Ltd.	100.0	Investment (Holdings company)
	SKP America LLC.	100.0	Digital contents sourcing service
	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book devices
	LIFE DESIGN COMPANY Inc.	100.0	Sales of goods in Japan

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi) Co., Ltd.	100.0	System software development and supply services
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.	100.0	Unmanned security
	CAPSTEC Co., Ltd.	100.0	Manned security
Subsidiary owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
Subsidiary owned by Quantum Innovation Fund I	Pan Asia Semiconductor Materials LLC(*6)	100.0	Investment
Subsidiary owned by id Quantique SA	Id Quantique LLC	100.0	Quantum information and communications service
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	66.0	Logistics business
	FSK L&S(Hungary) Co., Ltd.	100.0	Logistics business
	FSK L&S VIETNAM COMPANY LIMITED(*7)	100.0	Logistics business
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	100.0	Service operation
	Mindknock Co., Ltd.	100.0	Software development
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Others(*8)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

(*2)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a comprehensive media company. The Company’s ownership interest of SK Broadband Co., Ltd. has changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger.

(*3)

The Company additionally acquired 4,166,667 shares of id Quantique SA by contributing ~~W~~6,408 million in cash in terms of an unequal paid-in capital increase during the nine-month period ended September 30, 2020.

(*4)	The Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband. Co., Ltd. at ~~W~~40,029 million in cash during the nine-month period ended September 30, 2020.
(*5)

The Company has obtained control over Tbroad Nowon Broadcasting Co., Ltd. by acquiring 627,000 shares (55%) for ~~W~~10,421 million in cash and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd.

(*6)	Quantum Innovation Fund I newly established Pan Asia Semiconductor Materials LLC as its subsidiary during the nine-month period ended September 30, 2020.
(*7)	FSK L&S Co., Ltd. newly established FSK L&S VIETNAM COMPANY LIMITED as its subsidiary during the nine-month period ended September 30, 2020.
(*8)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of September 30, 2020, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)
	2020			2019
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Salaries	~~W~~	669	6,190	545	5,420
Defined benefits plan expenses		175	3,283	142	1,095
Share option		32	125	66	260

	~~W~~	876	9,598	753	6,775

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)		For the period ended September 30, 2020
		Operating revenue and others			Operating expense and others (*1)		Acquisition of property and equipment
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine-month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	3,272	10,691	92,517	426,704	6,384	10,921

Subsidiaries	SK Broadband Co., Ltd.		28,536	88,644	134,187	396,243	3,898	4,692
	PS&Marketing Corporation(*3)		2,416	9,496	355,827	974,272	612	612
	SK O&S Co., Ltd.		1,016	3,103	55,954	163,408	10,576	24,824
	SK Planet Co., Ltd.		3,880	5,918	26,124	65,720	2,205	4,981
	SK Telink Co., Ltd.(*4)		14,988	130,887	8,264	23,140	—	2
	SERVICE ACE Co., Ltd.(*5)		2,475	9,020	32,906	103,321	—	—
	SERVICE TOP Co., Ltd.		1,808	6,346	34,178	108,575	—	—
	Eleven Street Co., Ltd.		764	2,678	3,973	9,944	—	—
	Life & Security Holdings Co., Ltd.(*6)		4,311	18,121	528	1,310	732	1,315
	One Store Co., Ltd.		3,760	11,068	78	210	—	—
	SK Infosec Co., Ltd.(*7)		86	20,236	8,350	24,023	865	2,752
	DREAMUS COMPANY		546	1,514	18,788	49,956	—	—
	Others		3,129	6,765	9,196	26,281	488	2,207

			67,715	313,796	688,353	1,946,403	19,376	41,385

Associates	F&U Credit information Co., Ltd.		193	621	11,160	33,914	—	—
	SK hynix Inc.(*8)		4,570	169,654	26	140	—	—
	KEB HanaCard Co., Ltd.		125	533	770	2,325	—	—
	SK Wyverns Co., Ltd.		299	896	6,209	18,247	—	—
	Content Wavve Co., Ltd.		66	76	15,076	40,220	—	—
	Others(*9)		7,339	39,534	4,085	8,885	—	—

			12,592	211,314	37,326	103,731	—	—

Others	SK Engineering & Construction Co., Ltd.		554	4,711	—	101	—	—
	SK Innovation Co., Ltd.		3,026	9,936	3,441	9,541	—	—
	SK Networks Co., Ltd.		395	1,459	2,165	8,566	—	—
	SK Networks Service Co., Ltd.		206	592	10,398	30,025	27	454
	SK Telesys Co., Ltd.		50	173	75	382	3,648	11,697
	SK TNS Co., Ltd.		186	286	7,190	17,948	77,368	219,104
	SK Energy Co., Ltd.		827	2,596	10	158	—	—
	SKC Infra Service Co., Ltd.		7	22	1,571	5,399	47	47
	SK ENS Co., Ltd.		521	1,660	—	53	—	—
	UbiNS Co., Ltd.		—	—	965	1,409	4,697	11,295
	Others		2,380	8,839	1,968	5,955	431	3,525

			8,152	30,274	27,783	79,537	86,218	246,122

		~~W~~	91,731	566,075	845,979	2,556,375	111,978	298,428

(*1)	Operating expense and others include lease payments by the Company.

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2020 and 2019 are as follows, Continued:

(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~563,360 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~89,969 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~2,000 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~7,039 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~20,028 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~146,100 million of dividend income received.
(*9)	Operating revenue and others include ~~W~~18,537 million of dividend income received from Korea IT Fund and Pacific Telecom Inc.

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2020 and 2019 are as follows, Continued:

(In millions of won)		For the period ended September 30, 2019
		Operating revenue and others			Operating expense and others (*1)		Acquisition of property and equipment
Scope	Company	Three-month		Nine- month	Three-month	Nine-month	Three- month	Nine- month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	3,312	8,018	91,613	428,975	7,678	13,404

Subsidiaries	SK Broadband Co., Ltd.		27,686	81,268	137,823	401,751	7,052	10,812
	PS&Marketing Corporation(*3)		2,860	9,225	478,124	1,193,402	338	580
	SK O&S Co., Ltd.		1,015	3,369	55,174	164,449	13,736	21,244
	SK Planet Co., Ltd.		371	1,941	26,123	70,962	2,438	8,950
	SK Telink Co., Ltd.(*4)		11,625	235,888	5,211	17,707	—	—
	SERVICE ACE Co., Ltd.(*5)		2,013	13,425	34,292	98,864	—	—
	SERVICE TOP Co., Ltd.(*6)		2,262	15,425	36,013	101,725	—	—
	Eleven Street Co., Ltd.		855	6,378	1,478	4,546	—	—
	Others(*7)		9,734	85,817	33,983	87,975	1,785	3,298

			58,421	452,736	808,221	2,141,381	25,349	44,884

Associates	F&U Credit information Co., Ltd.		288	872	13,291	35,066	—	—
	SK hynix Inc.(*8)		6,585	238,983	19	195	—	—
	KEB HanaCard Co., Ltd.		99	693	634	1,700	—	—
	SK Wyverns Co., Ltd.		296	886	3,005	18,005	—	—
	Others(*9)		219	8,350	3,014	9,174	—	37

			7,487	249,784	19,963	64,140	—	37

Others	SK Engineering & Construction Co., Ltd.		559	1,796	101	101	2,400	7,400
	SK Innovation Co., Ltd.		5,680	10,920	952	1,345	—	—
	SK Networks Co., Ltd.		680	2,651	3,793	11,609	—	443
	SK Networks Service Co., Ltd.		187	534	12,553	31,835	514	524
	SK Telesys Co., Ltd.		53	154	252	695	4,429	11,723
	SK TNS Co., Ltd.		50	151	11,317	22,352	75,923	189,978
	SK Energy Co., Ltd.		858	1,988	11	161	—	—
	SKC Infra Services Co., Ltd.		44	58	1,933	6,142	—	186
	SK E&S Co., Ltd.		457	1,423	—	101	—	—
	Others		3,535	8,531	1,866	4,714	24,074	24,074

			12,103	28,206	32,778	79,055	107,340	234,328

		~~W~~	81,323	738,744	952,575	2,713,551	140,367	292,653

(*1)	Operating expense and others include lease payments by the Company.

55

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2020 and 2019 are as follows, Continued:

(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~645,156 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~199,995 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~7,499 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~8,900 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~60,597 million of dividend income received from Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.
(*8)	Operating revenue and others include ~~W~~219,151 million of dividend income received.
(*9)	Operating revenue and others include ~~W~~8,350 million of dividend income received from Korea IT Fund and UniSK.

56

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2020 and December 31, 2019 are as follows:

(In millions of won)		September 30, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,947	29,136

Subsidiaries	SK Broadband Co., Ltd.		—	11,849	96,794
	PS&Marketing Corporation		—	4,354	61,941
	SK O&S Co., Ltd.		—	1	28,920
	SK Planet Co., Ltd.		—	1,523	12,465
	SK Telink Co., Ltd.		—	11,444	6,980
	SERVICE ACE Co., Ltd.		—	37	25,119
	SERVICE TOP Co., Ltd.		—	—	23,681
	Eleven Street Co., Ltd.		—	444	5,249
	One Store Co., Ltd.		—	—	23,477
	SK m&service Co., Ltd.		—	2,857	5,533
	SK Infosec Co., Ltd.		—	33	4,536
	SK Communications Co., Ltd.		—	26	11,052
	Others		—	4,167	9,668

			—	36,735	315,415

Associates	F&U Credit information Co., Ltd.		—	22	4,350
	SK hynix Inc.		—	6,879	—
	Wave City Development Co., Ltd.(*1)		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	4,994	—
	KEB HanaCard Co., Ltd.		—	5,830	109,966
	Others		204	7,478	1,381

			22,351	56,726	115,697

Others	SK Engineering and Construction Co., Ltd.		—	257	—
	SK Innovation Co., Ltd.		—	4,043	19,356
	SK Networks Co., Ltd.		—	229	5,099
	SK Networks Service Co., Ltd.		—	1	5,261
	SK Telesys Co., Ltd.		—	28	4,906
	SK TNS Co., Ltd.		—	144	7,349
	SK Energy Co., Ltd.		—	342	183
	Others		—	924	6,736

			—	5,968	48,890

		~~W~~	22,351	101,376	509,138

(*1)	As of September 30, 2020, the Company recognized loss allowance amounting to ~~W~~13,283 million on the accounts receivable – trade.
(*2)	As of September 30, 2020, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

57

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2020 and December 31, 2019 are as follows, Continued:

(In millions of won)		December 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,869	53,280

Subsidiaries	SK Broadband Co., Ltd.		—	9,812	54,368
	PS&Marketing Corporation		—	122	67,029
	SK O&S Co., Ltd.		—	15	54,902
	SK Planet Co., Ltd.		—	949	100,412
	SK Telink Co., Ltd.		—	10,591	2,709
	SERVICE ACE Co., Ltd.		—	348	25,035
	SERVICE TOP Co., Ltd.		—	15	26,837
	Eleven Street Co., Ltd.		—	131	4,730
	One Store Co., Ltd.		—	263	27,409
	SK m&service Co., Ltd.		—	3,220	8,006
	SK Infosec Co., Ltd.		—	24	8,136
	SK Communications Co., Ltd.		—	31	11,574
	Others		—	1,062	10,252

			—	26,583	401,399

Associates	F&U Credit information Co., Ltd.		—	—	4,742
	SK hynix Inc.		—	5,602	48
	Wave City Development Co., Ltd.(*1)		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	25	2,261

			22,351	43,534	16,525

Others	SK Engineering and Construction Co., Ltd.		—	3,527	97
	SK Innovation Co., Ltd.		—	5,542	22,492
	SK Networks Co., Ltd.		—	333	20,430
	SK Networks Service Co., Ltd.		—	—	7,739
	SK Telesys Co., Ltd.		—	26	3,573
	SK TNS Co., Ltd.		—	9	193,946
	SK Energy Co., Ltd.		—	215	149
	UbiNS Co., Ltd.		—	—	16,741
	Others		—	1,690	8,813

			—	11,342	273,980

		~~W~~	22,351	83,328	745,184

(*1)	As of December 31, 2019, the Company recognized loss allowance amounting to ~~W~~13,283 million on the accounts receivable – trade.
(*2)	As of December 31, 2019, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

58

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

(5)	The details of additional investments and disposal of subsidiaries and associates for the nine-month period ended September 30, 2020 are described in note 8.

59

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

30.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~530,161 million as of September 30, 2020, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of September 30, 2020, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

60

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2020		September 30, 2019
Gain on foreign currency translations	~~W~~	(1,775)	(3,717)
Interest income		(19,285)	(26,157)
Dividends		(284,666)	(514,399)
Gain relating to financial assets at FVTPL		(515)	(840)
Gain relating to financial liabilities at FVTPL		—	(56)
Gain on disposal of property and equipment and intangible assets		(4,811)	(4,609)
Gain on business transfer		(12,451)	—
Gain on valuation of derivatives		—	(465)
Gain on settlement of derivatives		(7,380)	(389)
Gain on sale of accounts receivable – other		(14,834)	(14,353)
Other income		(550)	(109)
Loss on foreign currency translations		1,846	3,347
Bad debt for accounts receivable – trade		18,531	2,770
Bad debt for accounts receivable – other		2,735	2,543
Loss relating to financial assets at FVTPL		288	180
Loss relating to financial liabilities at FVTPL		—	43
Depreciation and amortization		2,209,701	2,084,176
Loss on disposal of property and equipment and intangible assets		20,695	10,574
Impairment loss on property and equipment and intangible assets		12,388	63
Interest expense		176,029	186,878
Loss on settlement of derivatives		2,179	317
Loss relating to investments in subsidiaries and associates		11,840	—
Loss on sale of accounts receivable – other		—	560
Expense related to defined benefit plan		44,699	33,538
Share option		141	228
Income tax expense		186,721	215,081
Other expenses		10,496	3,600

	~~W~~	2,352,022	1,978,804

61

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2020		September 30, 2019
Accounts receivable – trade	~~W~~	(128,727)	(144,571)
Accounts receivable – other		126,832	(56,105)
Advance payments		(6,554)	(87,811)
Prepaid expenses		(80,926)	(260,393)
Inventories		7,927	933
Long-term accounts receivable – other		44,176	(254,742)
Long-term prepaid expenses		225,609	(355,006)
Guarantee deposits		11,538	1,253
Contract assets		(1,414)	(5,956)
Accounts payable – other		176,173	260,891
Withholdings		(33,790)	(36,671)
Deposits received		1,652	(744)
Accrued expenses		(116,557)	81,845
Provisions		(463)	(524)
Plan assets		(5,462)	1,868
Retirement benefit payment		(16,005)	(11,610)
Contract liabilities		(7,665)	18,898
Others		25,899	8,290

	~~W~~	222,243	(840,155)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2020 and 2019 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2020		September 30, 2019
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(607,603)	(13,429)
Increase of right-of-use assets		371,387	339,029
Contribution in kind for investments		4,702	19,039

62

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2020 and 2019

32.	Non-current Assets Held for Sale

The management has approved to dispose Yongin SK Academy training facility to SK hynix Inc., an associate of the Company, on September 25, 2020 and assets related to the training facility were reclassified as held for sale. Completion of disposition of the training facility is expected in November 2020.

(In millions of won)
	September 30, 2020
Property and Equipment	~~W~~	44,926
Intangible Assets		1,233

	~~W~~	46,159

33.	Subsequent Events

On October 15, 2020, the board of directors of the Company resolved to spin off its mobility business and incorporate it into a new company. The effective date of the spin-off is expected to be December 29, 2020 after the approval of shareholders’ meeting planned on November 26, 2020. The spin-off is planned in the form of a simple vertical spin-off, whereby all of the shares of the new company will be allocated to the Company. The details of spin-off are as follows:

	Company	Business segment
Surviving Company	SK Telecom Co., Ltd.	All existing business except the spin-off business
Spun-off company	T-Map Mobility Co., Ltd.(tentative)	Mobility business

63